SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: Kim, Si-Ho, Interim President & CEO of KEPCO

We hereby call the fiscal year 2017 AGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 30, 2018 / 10:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217

      Korea Electric Power Corporation

3.	Items to be Reported:

•	Audit report

•	Management report on KEPCO’s operation

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2017

2)	Approval of the ceiling amount of remuneration for directors in 2018

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s / Kim, Jeong-soo
Name: Kim, Jeong-soo
Title: Head of Finance & IR team

Date: March 15, 2018

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2017

Disclaimer: The financial statements for the fiscal year 2017 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

We have audited the accompanying consolidated statement of financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Emphasis of Matters

Without qualifying our audit report, we draw attention to the following key audit matters of the build-to-order industry that were of significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2017, which determination is based on auditor’s professional judgment and communications with those who charged with governance, in accordance with Practical Guide of Korean Standards on Auditing 2016-1. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and we do not provide a separate opinion on this matter. We have considered the results from audit procedures for these key audit matters in forming our audit opinion on the 2017 consolidated financial statements.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenue and costs based on the percentage-of-completion method at the end of the reporting period. Also, the gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits exceed progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits. The related accounting policies and disclosures are included in note 3.(8) and 20 to the consolidated financial statements.

Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events. Total contract costs are estimated based on the estimates of future costs such as material costs, labor costs and construction period. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue for each reporting period.

Considering the impacts from these uncertainty and changes in estimates on profit or loss for the current or future periods, we identified the Company’s revenue recognition accounting policy utilizing the input method, uncertainty of estimated total contract costs, assessment of the percentage-of-completion and accounting for the variation of construction works as significant risks.

We conducted the following audit procedures for the significant risks described above as of and for the year ended December 31, 2017:

•	Assessment of the appropriateness of accounting policy of revenues recognition by the input method

•	Inquiry, inspection of documents and analytical review of current progress and significant changes in major projects as of period end

•	Inquiry, inspection of documents and analytical review of financial indicators such as contract price, estimated contract costs, cost ratio, ratio of amounts due from customers for contract work, major components of total contract costs, accumulated contract costs, fluctuations in total contract costs and others

•	Testing of design and operating effectiveness of internal controls over the accounting for changes in construction contract terms and conditions

•	Testing of design and operating effectiveness of internal controls over new construction contracts

•	Recalculation of the percentage of completion for the contracts in which the percentage of completion was significantly changed

•	Test of details of appropriateness of input costs, cut-off, and attribution of costs to each construction contract by inspection of supporting document for selected samples

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.
Seoul, Korea
March 15, 2018

This report is effective as of March 15, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

In millions of won	Note	2017		2016
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,369,739	3,051,353
Current financial assets, net	5,10,11,12,45		1,958,357	2,671,989
Trade and other receivables, net	5,8,14,20,45,46,47		7,928,972	7,788,876
Inventories, net	13		6,002,086	5,479,443
Income tax refund receivables	41		100,590	19,163
Current non-financial assets	15		753,992	631,860
Assets held-for-sale	42		27,971	65,842

Total current assets			19,141,707	19,708,526

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,45		2,038,913	2,657,494
Non-current trade and other receivables, net	5,8,14,45,46,47		1,754,797	1,903,515
Property, plant and equipment, net	18,27,49		150,882,414	145,743,056
Investment properties, net	19,27		284,714	353,680
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,46		1,187,121	980,821
Investments in associates	4,17		3,837,421	4,092,252
Investments in joint ventures	4,17		1,493,275	1,418,196
Deferred tax assets	41		919,153	795,131
Non-current non-financial assets	15		246,818	181,789

Total non-current assets			162,647,208	158,128,516

Total Assets	4	~~W~~	181,788,915	177,837,042

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2017 and 2016

In millions of won	Note	2017		2016
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	5,999,521	5,585,411
Current financial liabilities, net	5,11,23,45,47		9,194,552	8,942,329
Income tax payables	41		508,402	1,843,288
Current non-financial liabilities	20,28,29		5,584,308	6,368,210
Current provisions	26,45		2,137,498	1,999,988

Total current liabilities			23,424,281	24,739,226

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		3,223,480	3,558,175
Non-current financial liabilities, net	5,11,23,45,47		45,980,899	44,835,562
Non-current non-financial liabilities	28,29		8,072,434	7,591,605
Employee benefits liabilities, net	25,45		1,483,069	1,686,258
Deferred tax liabilities	41		10,415,397	8,948,520
Non-current provisions	26,45		16,224,714	13,427,151

Total non-current liabilities			85,399,993	80,047,271

Total Liabilities	4	~~W~~	108,824,274	104,786,497

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,833,844	31,847,275
Unappropriated retained earnings			16,931,804	19,721,686

			53,370,558	53,173,871

Other components of equity	34
Other capital surplus			1,233,793	1,235,146
Accumulated other comprehensive loss			(271,457)	(33,875)
Other equity			13,294,973	13,294,973

			14,257,309	14,496,244

Equity attributable to owners of the controlling company			71,681,445	71,723,693
Non-controlling interests	16, 33		1,283,196	1,326,852

Total Equity		~~W~~	72,964,641	73,050,545

Total Liabilities and Equity		~~W~~	181,788,915	177,837,042

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

In millions of won, except per share information	Note	2017		2016
Sales	4,35,45,47
Sales of goods		~~W~~	55,772,548	55,379,487
Sales of services			351,157	356,743
Sales of construction services	20		3,212,184	4,026,857
Revenue related to transfer of assets from customers			478,973	427,297

			59,814,862	60,190,384

Cost of sales	13,25,43,47
Cost of sales of goods			(48,454,036)	(41,237,372)
Cost of sales of services			(597,423)	(557,037)
Cost of sales of construction services			(3,047,396)	(3,755,144)

			(52,098,855)	(45,549,553)

Gross profit			7,716,007	14,640,831
Selling and administrative expenses	25,36,43,47		(2,762,855)	(2,639,232)

Operating profit	4		4,953,152	12,001,599
Other non-operating income	37		390,145	412,887
Other non-operating expense	37		(180,055)	(188,624)
Other gains, net	38		156,627	70,498
Finance income	5,11,39		1,530,618	791,543
Finance expenses	5,11,40		(3,127,952)	(2,437,087)
Profit related to associates, joint ventures and subsidiaries	4,17
Share in profit of associates and joint ventures			241,537	224,435
Gain on disposal of investments in associates and joint ventures			609	52
Share in loss of associates and joint ventures			(323,225)	(243,361)
Loss on disposal of investments in associates and joint ventures			—	(2,935)
Impairment loss on investments in associates and joint ventures	17		(27,238)	(115,539)

			(108,317)	(137,348)

Profit before income tax			3,614,218	10,513,468
Income tax expense	41		(2,172,824)	(3,365,141)

Profit for the period		~~W~~	1,441,394	7,148,327

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, Continued

For the years ended December 31, 2017 and 2016

In millions of won, except per share information	Note	2017		2016
Other comprehensive income (loss)	5,11,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	25,31	~~W~~	170,337	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		10,067	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	34		(7,098)	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,34		20,868	28,414
Foreign currency translation of foreign operations, net of tax	34		(134,196)	41,360
Share in other comprehensive loss of associates and joint ventures, net of tax	34		(154,694)	(54,914)

Other comprehensive loss, net of tax			(94,716)	(2,302)

Total comprehensive income for the period		~~W~~	1,346,678	7,146,025

Profit or loss attributable to:
Owners of the controlling company	44	~~W~~	1,298,720	7,048,581
Non-controlling interests			142,674	99,746

		~~W~~	1,441,394	7,148,327

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,230,194	7,041,557
Non-controlling interests			116,484	104,468

		~~W~~	1,346,678	7,146,025

Earnings per share	44
Basic and diluted earnings per share		~~W~~	2,023	10,980

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2016	~~W~~	4,053,578	48,187,241	14,393,648	66,634,467	1,308,008	67,942,475

Total comprehensive income (loss) for the period
Profit for the period		—	7,048,581	—	7,048,581	99,746	7,148,327
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(69,330)	—	(69,330)	(6,596)	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,532)	—	(2,532)	17	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	61,275	61,275	4	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	27,075	27,075	1,339	28,414
Foreign currency translation of foreign operations, net of tax		—	—	31,406	31,406	9,954	41,360
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(54,918)	(54,918)	4	(54,914)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,990,089)	—	(1,990,089)	(99,982)	(2,090,071)
Issuance of shares of capital by subsidiaries and others		—	—	1,750	1,750	14,809	16,559
Equity transaction within consolidation scope – other than issuance of share capital		—	—	36,008	36,008	12,299	48,307
Changes in consolidation scope		—	—	—	—	3,705	3,705
Dividends paid (hybrid securities)		—	—	—	—	(16,455)	(16,455)

Balance at December 31, 2016	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017 and 2016

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,298,720	—	1,298,720	142,674	1,441,394
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	158,991	—	158,991	11,346	170,337
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	10,065	—	10,065	2	10,067
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(7,102)	(7,102)	4	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	19,614	19,614	1,254	20,868
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	(95,103)	(39,093)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(154,991)	(154,991)	297	(154,694)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(70,252)	(1,341,341)
Issuance of shares of capital by subsidiaries and others		—	—	(1,378)	(1,378)	18,381	17,003
Changes in consolidation scope		—	—	—	—	7,337	7,337
Dividends paid (hybrid securities)		—	—	—	—	(15,856)	(15,856)
Repayment of hybrid securities		—	—	—	—	(99,750)	(99,750)
Others		—	—	25	25	—	25

Balance at December 31, 2017	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

In millions of won	2017		2016
Cash flows from operating activities
Profit for the period	~~W~~	1,441,394	7,148,327
Adjustments for:
Income tax expense		2,172,824	3,365,141
Depreciation		9,660,039	8,881,273
Amortization		113,672	79,715
Employee benefit expense		391,360	373,753
Bad debt expense		126,326	37,815
Interest expense		1,789,552	1,752,868
Loss on sale of financial assets		2,343	9
Loss on disposal of property, plant and equipment		70,514	4,996
Loss on abandonment of property, plant, and equipment		424,091	426,519
Impairment loss on property, plant and equipment		51,067	—
Impairment loss on intangible assets		20	3,945
Loss on disposal of intangible assets		183	158
Increase to provisions		1,690,120	1,782,732
Loss (gain) on foreign currency translation, net		(902,878)	253,468
Valuation and transaction loss (gain) on derivative instruments, net		1,043,628	(231,630)
Share in loss of associates and joint ventures, net		81,688	18,926
Gain on disposal of financial assets		(1,130)	(1,482)
Gain on disposal of property, plant and equipment		(48,316)	(74,035)
Gain on disposal of intangible assets		(564)	—
Gain on disposal of investments in associates and joint ventures		(609)	(52)
Loss on disposal of investments in associates and joint ventures		—	2,935
Impairment loss on investments in associates and joint ventures		27,238	115,539
Interest income		(206,143)	(241,778)
Dividend income		(11,477)	(9,446)
Impairment loss on available-for-sale financial assets		2,713	86,703
Others, net		16,679	66,260

		16,492,940	16,694,332

Changes in:
Trade receivables		(218,328)	200,529
Non-trade receivables		(31,807)	(68,322)
Accrued income		577,838	69,151
Other receivables		(1,271)	10,093
Other current assets		37,576	(259,492)
Inventories		(1,373,438)	(1,439,545)
Other non-current assets		(46,079)	(2,792)
Trade payables		342,126	141,994
Non-trade payables		(214,704)	(8,379)
Accrued expenses		(715,305)	(153,172)
Other payables		292	—
Other current liabilities		(126,323)	284,417
Other non-current liabilities		763,958	809,699
Investments in associates and joint ventures (dividends received)		106,983	75,407
Provisions		(1,390,606)	(1,527,129)
Payments of employee benefit obligations		(69,489)	(53,477)
Plan assets		(325,080)	(312,125)

		(2,683,657)	(2,233,143)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

In millions of won	2017		2016
Cash generated from operating activities	~~W~~	15,250,677	21,609,516
Dividends received (available-for-sale financial assets)		10,590	10,294
Interest paid		(1,886,303)	(2,041,379)
Interest received		173,226	240,878
Income taxes paid		(2,298,296)	(3,298,757)

Net cash from operating activities		11,249,894	16,520,552

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		10,542	46,644
Acquisition of associates and joint ventures		(206,753)	(113,222)
Proceeds from disposals of property, plant and equipment		85,801	207,960
Acquisition of property, plant and equipment		(12,535,958)	(12,028,789)
Proceeds from disposals of intangible assets		1,072	430
Acquisition of intangible assets		(143,887)	(124,422)
Proceeds from disposals of financial assets		5,296,680	10,876,017
Acquisition of financial assets		(4,786,717)	(8,130,621)
Increase in loans		(218,698)	(206,092)
Collection of loans		120,967	117,561
Increase in deposits		(397,078)	(468,734)
Decrease in deposits		110,383	161,166
Receipt of government grants		55,533	32,878
Net cash inflow from changes in consolidation scope		—	3,754
Other cash inflow from investing activities, net		1,414	(20,400)

Net cash used in investing activities		(12,606,699)	(9,645,870)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		370,328	(49,604)
Proceeds from long-term borrowings and debt securities		10,098,067	2,302,060
Repayment of long-term borrowings and debt securities		(8,198,882)	(7,750,047)
Payment of finance lease liabilities		(122,919)	(118,215)
Settlement of derivative instruments, net		33,434	73,246
Change in non-controlling interest		23,582	10,538
Repayment of hybrid bond		(99,750)	—
Dividends paid (hybrid bond)		(15,856)	(16,455)
Dividends paid		(1,340,387)	(2,088,429)
Other cash outflow from financing activities, net		(2,023)	(570)

Net cash from (used in) financing activities		745,594	(7,637,476)

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(611,211)	(762,794)
Effect of exchange rate fluctuations on cash held		(70,403)	31,082

Net decrease in cash and cash equivalents		(681,614)	(731,712)
Cash and cash equivalents at January 1		3,051,353	3,783,065

Cash and cash equivalents at December 31	~~W~~	2,369,739	3,051,353

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2017, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 194,050,746 shares (30.23%) as of December 31, 2017.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 23, 2018, which will be submitted for approval at the shareholders’ meeting held on March 30, 2018.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2. Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2017 and 2016 are ~~W~~1,672,385 million and ~~W~~1,615,322 million, respectively.

(vi)	Construction contracts

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the total estimated costs expected to be incurred in the future, costs incurred which are not related to construction progress, changes in costs due to change of contract or design, etc. Total contract revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of construction work. The measurement of contract revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Continuing operation of Wolsong Unit 1 nuclear power plant

Wolsong unit 1 nuclear power plant of the Company commenced operations on November 21, 1982 and its 30-year of designed life was expired on November 20, 2012. On February 27, 2015, the Nuclear Safety and Security Commission (NSSC) evaluated the safety of operation on the Wolsong Unit 1 nuclear power plant and approved to continue its operation until November 20, 2022. As described in note 50, the lawsuit related to the validity of the approval of NSSC is currently ongoing.

According to the Eighth Basic Plan for Electricity Supply and Demand by the Ministry of Trade, Industry and Energy, Wolsong Unit 1 nuclear power plant is expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Cogress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

(5)	Changes in accounting policies

(i)	Amendments to K-IFRS 1007 ‘Statement of Cash Flows’

The Company has adopted the amendments to K-IFRS 1007 ‘Statement of Cash Flows’, since January 1, 2017. The amendments require changes in liabilities arising from financing activities to be disclosed. The amendments are not required to provide comparative information for prior periods when applying for the first time. Information about changes in liabilities arising from financing activities is included in note 23 and note 24.

(ii)	Amendments to K-IFRS 1012 ‘Income Taxes’

The Company has adopted the amendments to K-IFRS 1012 ‘Income Taxes’, since January 1, 2017. The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Company assesses whether there will be sufficient taxable profit, the Company should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The Company believes that there is no significant impact on the Company’s consolidated financial statements and did not retroactively restate the comparative consolidated financial statements for the prior period.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted

The following new standards, including K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning on January 1, 2017, and the Company has not early adopted them.

The Company will apply K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’ for annual periods beginning on January 1, 2018. The Company has conducted a detailed assessment upon adoption of these standards and based on the circumstance and information available when these financial statements were authorized for issuance.

(i)	K-IFRS 1109 ‘Financial Instruments’

K-IFRS 1109 sets out the requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces existing guidance in K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’.

The Company will apply the exemption allowing it not to restate the comparative information for prior periods upon adoption of K-IFRS 1109. The Company will retroactively apply the cumulative effect of the adoption of K-IFRS 1109 in retained earnings as of the date of initial application (January 1, 2018).

Expected impacts on the consolidated financial statements are categorized as follows:

Classification and measurement of financial assets

K-IFRS 1109 includes a new classification and measurement of financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

Under K-IFRS 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. Under K-IFRS 1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The criteria for classification and measurement of financial assets under K-IFRS 1109 are as follows:

•	A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•	A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

•	A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

As of December 31, 2017, the Company has financial assets at fair value through profit or loss amounting to ~~W~~133,532 million, available-for-sale financial assets amounting to ~~W~~699,833 million, held-to-maturity investments amounting to ~~W~~3,144 million and loans and receivables amounting to ~~W~~15,203,663 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Based on the result of the detailed assessment to date, the expected impacts on the Company’s financial assets (excluding derivative instruments) on the date of initial application (January 1, 2018) are as follows:

In millions of won
Classification based on K-IFRS 1039	Classification based on K-IFRS 1109	Amount based on K-IFRS 1039		Amount based on K-IFRS 1109
Financial assets at FVTPL	FVTPL	~~W~~	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,412,339
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	476,941
Available-for-sale financial assets	FVTPL		—	222,892
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		~~W~~	16,018,152	16,018,152

Upon adoption of K-IFRS 1109, ~~W~~791,324 million of loans and receivables and ~~W~~222,892 million of available-for-sale financial assets will be measured at FVTPL. The Company has elected to measure ~~W~~476,941 million of the equity securities classified as available-for-sale financial assets as FVOCI under K-IFRS 1109. Accordingly, from January 1, 2018, gains and losses from changes of fair value of the equity securities are recognized in other comprehensive income, impairment losses are not recognized in profit or loss, and gains and losses are not reclassified at disposal.

Classification and measurement of financial liabilities

Under K-IFRS 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

The Company did not elect financial liabilities to be designated as FVTPL and believes that there is no significant impact on the Company’s consolidated financial statements upon adoption of K-IFRS 1109.

Impairment: Financial assets and contract assets

K-IFRS 1109 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Under K-IFRS 1109, an entity shall always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of K-IFRS 1115 and that do not contain a significant financing component in accordance with K-IFRS 1115 and if the trade receivables or contract assets include a significant financing component, an entity may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

As of December 31, 2017, the Company has debt instruments in financial assets measured at amortized cost amounting to ~~W~~15,464,202 million (loans and receivables) and has recognized loss allowances of ~~W~~260,539 million.

Upon adoption of K-IFRS 1109, the Company plans to elect to measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables, contract assets and lease receivables that include a significant financing component. Based on the result of the detailed assessment to date, the expected impacts on the Company’s loss allowances on the date of initial application (January 1, 2018) are as follows:

In millions of won
Type	Amount based on K-IFRS 1039 (A)		Amount based on K-IFRS 1109 (B)	Increase (decrease) (B-A)
Trade and other receivables	~~W~~	251,591	258,360	6,769
Other financial assets		8,948	8,948	—

Total	~~W~~	260,539	267,308	6,769

Hedge accounting

When initially applying K-IFRS 1109, an entity may elect as its accounting policy to continue to apply the hedge accounting requirements of K-IFRS 1039. The Company plans to elect to continue apply the hedge accounting requirements of K-IFRS 1039.

As of December 31, 2017, the Company has asset and liabilities designated as hedged items amounting to ~~W~~10,606 million and ~~W~~277,130 million, respectively.

(ii)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115 sets out a comprehensive framework for determining whether revenue is recognized, the extent of revenue recognized, and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018 ‘Revenue’, K-IFRS 1011 ‘Construction Contracts’, K-IFRS 2031 ‘Revenue-Barter transactions involving advertising services’, K-IFRS 2113 ‘Customer Loyalty Programs’, K-IFRS 2115 ‘Agreements for the construction of real estate’, K-IFRS 2118 ‘Transfers of assets from customers’.

The Company will retroactively apply and recognize the cumulative effect of the adoption of K-IFRS 1115 at the date of initial application (January 1, 2018) and has determined to retroactively apply to only those contracts that were not completed as of the date of inirial application (January 1, 2018). Accordingly, the Company will not restate the comparative periods.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Expected impacts on the consolidated financial statements are categorized as follows:

Identify the performance obligations in the contract

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 91.3% of consolidated revenue for the year ended December 31, 2017.

Under K-IFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Company is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as different performance obligations for each contract.

Based on the result of the detailed assessment to date, the Company believes that the impact of identifying separate the performance obligations in the contract on the Company’s revenue is not significant.

Variable consideration

The Company may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. In applying K-IFRS 1115, the Company estimates an amount of variable consideration by using the expected value method that the Company expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Based on the result of the detailed assessment to date, the Company believes that the impact of variable consideration on the Company’s revenue is not significant.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

Performance obligations satisfied over time

The Company provides its customers with services such as EPC business, O&M, etc. over time. The Company recognizes revenues based on the percentage-of-completion on a reasonable basis.

Under K-IFRS 1115, an entity recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(b)	the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

Based on the result of the detailed assessment to date, the impact of the revenue recognition over time based on the percentage-of-completion on the Company’s revenue is not significant.

(iii)	K-IFRS 1116 ‘Lease’

K-IFRS 1116 replaces K-IFRS 1017 ‘Lease’, and K-IFRS 2104 ‘Determining whether an Arrangement contains a Lease’. This standard is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted if K-IFRS 1115 ‘Revenue from Contracts with Customers’ has also been applied.

Under K-IFRS 1116, a lessee shall apply this standard to its leases either:

(a)	retrospectively to each prior reporting period presented applying K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; or

(b)	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company has not yet determined the transition approach for K-IFRS 1116.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

2.	Basis of Preparation, Continued

(6)	New standards and amendments not yet adopted, continued

K-IFRS 1116 provides a single lessee accounting model in which the lessee recognizes lease related assets and liabilities in the statement of financial position. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lease recognition may be exempted for short-term leases and leases for which the underlying asset is of low value. Accounting for a lessor is similar to the existing standard that classifies each of its leases as either an operating lease or a finance lease.

Upon adoption of K-IFRS 1116, the nature of the costs associated with the lease will change as the operating lease payments recognized based on a straight-line basis will change to depreciation expense of a right-of-use asset and interest expense of the lease liability and no significant impact is expected on the Company’s finance lease.

The Company plans to conduct a detailed assessment of the potential impact from the application of K-IFRS 1116 during the year ended December 31, 2018.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(1)	Basis of consolidation, continued

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 ‘Income Taxes’ and K-IFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037 ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039 ’Financial Instruments: Recognition and Measurement’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the K-IFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, which are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the utility rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return.

The Company recognize revenue from electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general, etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the subsequent month.

(ii)	Sales of services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3.(9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118 ‘Transfer of Assets from Customers’, when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as revenue on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(8)	Construction services revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is presented as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is presented as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advance received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(25) Derivative financial instruments, including hedge accounting); and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain machinery were changed during 2016. Depreciation expenses increased by ~~W~~160,985 million for the year ended December 31, 2016. Depreciation expenses are expected to increase by ~~W~~130,514 million and ~~W~~91,197 million for the years ending December 31, 2017 and 2018, respectively, and to decrease by ~~W~~382,696 million for the years after December 31, 2018.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or Indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(20)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(21)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.

Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the valuation reserve. However, impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets are recognized in income or loss. Unquoted equity investments which are not traded in an active market, whose fair value cannot be measured reliably are carried at cost.

When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in income or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

(v)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(vi)	Impairment of financial assets

Financial assets, other than those at financial assets at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment in addition to the criteria mentioned below.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Breach of contract, such as a default or delinquency in interest or principal payments, or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period and, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(vii)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial assets, continued

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

(23)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(23)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037 ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018 ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(24)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1011 ’Construction Contracts’ and K-IFRS 1018 ‘Revenue’, respectively. If the Company performs more than one service under a single contract or arrangement, consideration received or receivable is allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

3.	Significant Accounting Policies, Continued

(25)	Derivative financial instruments, including hedge accounting, continued

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2017 and 2016, respectively, are as follows:

In millions of won
2017
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	59,965,739	2,044,160	57,921,579	1,553,554	3,466,410	49,987	737,971	(105,166)
Electric power generation (Nuclear)		9,415,752	9,359,468	56,284	1,385,765	3,267,510	21,034	487,503	3,637
Electric power generation (Non-nuclear)		22,795,816	21,885,251	910,565	1,515,936	2,954,375	18,860	486,176	(6,718)
Plant maintenance & engineering service		2,621,440	2,211,716	409,724	252,534	109,001	10,801	2,967	(70)
Others		655,062	138,352	516,710	63,298	36,001	130,003	103,782	—
Consolidation adjustments		(35,638,947)	(35,638,947)	—	182,065	(59,586)	(24,542)	(28,847)	—

	~~W~~	59,814,862	—	59,814,862	4,953,152	9,773,711	206,143	1,789,552	(108,317)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2017 and 2016, respectively, are as follows, continued:

In millions of won
2016
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit	Depreciation and amortization	Interest income	Interest expense	Profit related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	60,289,581	1,890,489	58,399,092	4,881,540	3,226,700	80,882	844,200	(128,402)
Electric power generation (Nuclear)		11,168,579	11,129,385	39,194	3,819,778	3,130,820	33,111	474,590	(1,082)
Electric power generation (Non-nuclear)		21,394,223	20,561,044	833,179	3,211,318	2,523,306	24,171	359,607	(8,342)
Plant maintenance & engineering service		2,618,388	2,190,207	428,181	196,989	98,843	10,672	2,156	478
Others		567,836	77,098	490,738	89,301	26,817	115,928	97,926	—
Consolidation adjustments		(35,848,223)	(35,848,223)	—	(197,327)	(45,498)	(22,986)	(25,611)	—

	~~W~~	60,190,384	—	60,190,384	12,001,599	8,960,988	241,778	1,752,868	(137,348)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
2017
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	106,540,154	3,366,309	6,606,512	50,757,798
Electric power generation (Nuclear)		55,011,096	11,843	2,083,967	29,252,816
Electric power generation (Non-nuclear)		47,938,084	1,904,224	3,250,524	26,337,295
Plant maintenance & engineering service		3,273,959	48,320	145,779	1,176,627
Others		7,798,400	—	569,447	3,013,743
Consolidation adjustments		(38,772,778)	—	23,616	(1,714,005)

Consolidated totals	~~W~~	181,788,915	5,330,696	12,679,845	108,824,274

In millions of won
2016
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	105,321,129	4,121,462	6,345,004	49,854,420
Electric power generation (Nuclear)		52,782,915	15,384	1,945,610	27,366,938
Electric power generation (Non-nuclear)		47,427,642	1,320,203	3,508,313	26,205,049
Plant maintenance & engineering service		3,106,909	53,399	180,715	1,218,047
Others		7,423,132	—	365,470	2,761,262
Consolidation adjustments		(38,224,685)	—	(191,901)	(2,619,219)

Consolidated totals	~~W~~	177,837,042	5,510,448	12,153,211	104,786,497

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2017		2016	2017	2016
Domestic	~~W~~	56,131,780	55,737,308	153,436,810	148,297,677
Overseas (*1)		3,683,082	4,453,076	4,497,535	4,474,699

	~~W~~	59,814,862	60,190,384	157,934,345	152,772,376

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	2,369,739	—	—	—	2,369,739
Current financial assets
Held-to-maturity investments		—	—	—	5	—	5
Derivative assets		12,923	—	—	—	12	12,935
Other financial assets		—	1,945,417	—	—	—	1,945,417
Trade and other receivables		—	7,928,972	—	—	—	7,928,972

		12,923	12,244,128	—	5	12	12,257,068

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	699,833	—	—	699,833
Held-to-maturity investments		—	—	—	3,139	—	3,139
Derivative assets		9,097	—	—	—	10,594	19,691
Other financial assets		111,512	1,204,738	—	—	—	1,316,250
Trade and other receivables		—	1,754,797	—	—	—	1,754,797

		120,609	2,959,535	699,833	3,139	10,594	3,793,710

	~~W~~	133,532	15,203,663	699,833	3,144	10,606	16,050,778

In millions of won	2016
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	3,051,353	—	—	—	3,051,353
Current financial assets
Held-to-maturity investments		—	—	—	114	—	114
Derivative assets		79,709	—	—	—	113,574	193,283
Other financial assets		—	2,478,592	—	—	—	2,478,592
Trade and other receivables		—	7,788,876	—	—	—	7,788,876

		79,709	13,318,821	—	114	113,574	13,512,218

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	1,014,732	—	—	1,014,732
Held-to-maturity investments		—	—	—	3,130	—	3,130
Derivative assets		287,768	—	—	—	300,323	588,091
Other financial assets		—	1,051,541	—	—	—	1,051,541
Trade and other receivables		—	1,903,515	—	—	—	1,903,515

		287,768	2,955,056	1,014,732	3,130	300,323	4,561,009

	~~W~~	367,477	16,273,877	1,014,732	3,244	413,897	18,073,227

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,165,985	—	1,165,985
Debt securities		—	7,957,300	—	7,957,300
Derivative liabilities		51,090	—	20,177	71,267
Trade and other payables		—	5,999,521	—	5,999,521

		51,090	15,122,806	20,177	15,194,073

Non-current liabilities
Borrowings		—	2,434,624	—	2,434,624
Debt securities		—	43,189,483	—	43,189,483
Derivative liabilities		99,839	—	256,953	356,792
Trade and other payables		—	3,223,480	—	3,223,480

		99,839	48,847,587	256,953	49,204,379

	~~W~~	150,929	63,970,393	277,130	64,398,452

In millions of won	2016
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,115,521	—	1,115,521
Debt securities		—	7,823,557	—	7,823,557
Derivative liabilities		3,251	—	—	3,251
Trade and other payables		—	5,585,411	—	5,585,411

		3,251	14,524,489	—	14,527,740

Non-current liabilities
Borrowings		—	1,773,891	—	1,773,891
Debt securities		—	42,926,236	—	42,926,236
Derivative liabilities		18,278	—	117,157	135,435
Trade and other payables		—	3,558,175	—	3,558,175

		18,278	48,258,302	117,157	48,393,737

	~~W~~	21,529	62,782,791	117,157	62,921,477

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the years ended December 31, 2017 and 2016 are as follows:

In millions of won		2017		2016
Cash and cash equivalents	Interest income	~~W~~	35,474	61,380
Available-for-sale financial assets	Dividends income		11,477	9,446
	Impairment loss on available-for-sale financial assets		(2,713)	(86,703)
	Gain (loss) on disposal of available-for-sale financial assets		(1,213)	1,473
Held-to-maturity investments	Interest income		82	97
Loans and receivables	Interest income		30,014	25,106
Trade and other receivables	Interest income		102,727	102,237
Short-term financial instruments	Interest income		29,412	45,763
Long-term financial instruments	Interest income		8,144	7,195
Financial assets at fair value through profit or loss	Interest income		290	—
	Gain (loss) on valuation of derivatives		(214,100)	113,671
	Loss on transaction of derivatives		(37,266)	(8,039)
	Gain on valuation of financial assets		12	—
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(41,129)	145,458
	Gain on valuation of derivatives (equity, before tax) (*)		2,453	50,047
	Loss on transaction of derivatives		(58,299)	(13,994)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,240,727)	(1,202,065)
	Loss on repayment of financial liabilities		(5)	(23,000)
	Interest expense of trade and other payables		(57,160)	(68,375)
	Interest expense of others		(491,665)	(482,428)
	Gain (loss) on foreign currency transactions and translations		1,075,215	(290,485)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(179,879)	23,225
	Gain (loss) on transaction of derivatives		(27,175)	17,045
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(439,559)	5,714
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		29,431	(3,297)
	Loss on transaction of derivatives		(46,221)	(51,450)

(*)	Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

6.	Restricted Deposits

Restricted deposits as of December 31, 2017 and 2016 are as follows:

In millions of won		2017		2016
Cash and cash equivalents	Escrow accounts	~~W~~	53	91
	Deposits for government project		15,365	16,457
	Collateral provided for borrowings		79,569	80,327
	Collateral provided for lawsuit		2	241
	Deposits for transmission regional support program		2,320	2,137
Short-term financial instruments	Bidding guarantees		119	118
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	33,000
Other current receivables	Deposit for lawsuit		—	16,000
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		108,512	—
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		214,156	437,015
Long-term financial instruments	Guarantee deposits for checking account		2	2
	Guarantee deposits for banking accounts at oversea branches		302	342
	Decommissioning costs of nuclear power plants		337,234	214,121
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	991,634	999,851

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of December 31, 2017 and 2016.

7.	Cash and Cash Equivalents

Cash	and cash equivalents as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Cash	~~W~~	132	119
Other demand deposits		968,966	1,725,785
Short-term deposits classified as cash equivalents		559,239	120,594
Short-term investments classified as cash equivalents		841,402	1,204,855

	~~W~~2,369,739		3,051,353

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,499,285	(173,583)	—	7,325,702
Other receivables		614,212	(9,199)	(1,743)	603,270

		8,113,497	(182,782)	(1,743)	7,928,972

Non-current assets
Trade receivables		449,191	—	(414)	448,777
Other receivables		1,380,983	(68,809)	(6,154)	1,306,020

		1,830,174	(68,809)	(6,568)	1,754,797

	~~W~~	9,943,671	(251,591)	(8,311)	9,683,769

In millions of won	2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,260,227	(71,985)	—	7,188,242
Other receivables		652,782	(50,071)	(2,077)	600,634

		7,913,009	(122,056)	(2,077)	7,788,876

Non-current assets
Trade receivables		491,509	—	—	491,509
Other receivables		1,455,860	(37,590)	(6,264)	1,412,006

		1,947,369	(37,590)	(6,264)	1,903,515

	~~W~~	9,860,378	(159,646)	(8,341)	9,692,391

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	314,256	(9,199)	—	305,057
Accrued income		54,002	—	—	54,002
Deposits		228,317	—	(1,743)	226,574
Finance lease receivables		13,067	—	—	13,067
Others		4,570	—	—	4,570

		614,212	(9,199)	(1,743)	603,270

Non-current assets
Non-trade receivables		112,983	(59,117)	—	53,866
Accrued income		182	—	—	182
Deposits		331,071	—	(6,154)	324,917
Finance lease receivables		849,554	—	—	849,554
Others		87,193	(9,692)	—	77,501

		1,380,983	(68,809)	(6,154)	1,306,020

	~~W~~	1,995,195	(78,008)	(7,897)	1,909,290

In millions of won	2016
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	360,021	(50,071)	—	309,950
Accrued income		62,063	—	—	62,063
Deposits		193,720	—	(2,077)	191,643
Finance lease receivables		12,225	—	—	12,225
Others		24,753	—	—	24,753

		652,782	(50,071)	(2,077)	600,634

Non-current assets
Non-trade receivables		80,393	(26,942)	—	53,451
Accrued income		174	—	—	174
Deposits		320,935	—	(6,264)	314,671
Finance lease receivables		960,649	—	—	960,649
Others		93,709	(10,648)	—	83,061

		1,455,860	(37,590)	(6,264)	1,412,006

	~~W~~	2,108,642	(87,661)	(8,341)	2,012,640

(3)	Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method.

No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Trade receivables: (not overdue, not impaired)	~~W~~	7,698,604	7,592,363

Trade receivables: (overdue, not impaired)		7,117	820

Less than 60 days		7,117	820

Trade receivables: (impairment reviewed)		242,755	158,553

60 ~ 90 days		39,070	44,277
90 ~ 120 days		17,502	18,917
120 days ~ 1 year		55,242	42,534
Over 1 year		130,941	52,825

		7,948,476	7,751,736
Less: allowance for doubtful accounts		(173,583)	(71,985)
Less: present value discount		(414)	—

	~~W~~	7,774,479	7,679,751

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant. The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets an allowance based on past experience of collection.

(5)	Aging analysis of other receivables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Other receivables: (not overdue, not impaired)	~~W~~	1,810,075	1,887,620

Other receivables: (overdue, not impaired)		47,532	46,887

Less than 60 days		47,532	46,887

Other receivables: (impairment reviewed)		137,588	174,135

60 ~ 90 days		44	7,352
90 ~ 120 days		1,017	2,160
120 days ~ 1year		11,042	17,613
Over 1 year		125,485	147,010

		1,995,195	2,108,642
Less: allowance for doubtful accounts		(78,008)	(87,661)
Less: present value discount		(7,897)	(8,341)

	~~W~~	1,909,290	2,012,640

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	71,985	87,661	51,956	91,746
Bad debt expense		126,714	1,778	38,719	233
Write-off		(32,995)	(3,129)	(18,939)	(928)
Reversal		—	(2,166)	—	(5,489)
Others		7,879	(6,136)	249	2,099

Ending balance	~~W~~	173,583	78,008	71,985	87,661

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal (*1)	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	268,171	106	—	8,156	(97)	(1,883)	274,453
Unlisted		746,561	233,179	(461,423)	(2,908)	(2,616)	(87,413)	425,380

		1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

Short-term available-for-sale financial assets		—	—	—	—	—	—	—
Long-term available-for-sale financial assets	~~W~~	1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,130 million and ~~W~~2,343 million, respectively, from the partial sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the year ended December 31, 2017.

In millions of won	2016
	Beginning balance		Acquisition	Disposal (*1)	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	196,579	—	(3,398)	74,139	(9,122)	9,973	268,171
Unlisted		387,900	449,484	(1,828)	(12,346)	(77,581)	932	746,561

		584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

Short-term available-for-sale financial assets		—	—	—	—	—	—	—
Long-term available-for-sale financial assets	~~W~~	584,479	449,484	(5,226)	61,793	(86,703)	10,905	1,014,732

(*1)	The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,482 million and ~~W~~9 million, respectively, from the sales of shares of Kwanglim Co., Ltd., TONGYANG Inc., TONGYANG networks Inc., Nexolon Co., Ltd. and SsangYong E&C Co., Ltd. and from the partial sales of IBK-AUCTUS Green Growth Private Equity Firm, Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and Korea investment – Hanwha KT Master Lease Private Special Investment Trust for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	165,277	165,277
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	8	8
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd. (*7)	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	72	72
PAN ocean Co., Ltd.	1,492	0.00%		14	8	8
Dongbu Corporation (*6)	955	0.02%		12	10	10
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	165	165
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	70,531	70,531
Energy Fuels Inc.	1,711,814	2.38%		16,819	3,300	3,300
Baralaba Coal Company Limited	99,763	0.07%		18,445	22	22
Denison Mines Corp.	58,284,000	10.42%		84,134	34,292	34,292
Fission 3.0	300,000	0.14%		—	15	15
Fission Uranium Corp.	800,000	0.16%		785	532	532

				365,891	274,453	274,453

Unlisted (*1)
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity Firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	954	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,176,751,013	5.00%		4,328	4,328	—
Construction Guarantee (*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	144	0.03%		126	126	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.09%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,739	53,739
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		26,586	26,591	26,591
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd (*5)	—	—		33,000	33,008	33,008
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st (*5)	—	—		50,000	50,399	50,399
Kyobo Royal-Class Repo Plus A1 ABCP 1Y (*5)	—	—		50,000	50,419	50,419
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dae Kwang Semiconductor Co., Ltd.	589	0.07%	~~W~~	6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	—
Sungwon Co., Ltd. (formerly, BnB Sungwon Co., Ltd.)	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		26	26	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	—
DN TEK Inc.	12,401	0.29%		61	5	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		148	7	—
Autowel Co.,Ltd.	260	0.38%		14	14	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	—
Smart Power Co.,Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		24	24	—
AceInti Agricultiral Co., Ltd.	16	0.02%		5	5	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
Korea Minerals Co., Ltd.	191	0.05%		134	1	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		15	15	—
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung Industrial Systems Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	41	0.21%		21	21	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	14	—
CJ Paradise Co.,Ltd	24	0.02%		12	12	—
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Jungdo Aluminm Co.,Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
NFT Co., Ltd.	136	0.40%		8	8	—
Echoroba Co.,Ltd.	157	0.02%		3	3	—
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	—
Eco Alux Co.,Ltd.	239	0.22%		48	48	—
Daekyung Industry Co.,Ltd.	9,112	0.94%		13	13	—
Dasan Material Co.Ltd.	29	0.04%		—	—	—
Fish World Co.,Ltd.	47	0.21%		2	2	—
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	—
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	—
Shinsei Trading Co., Ltd.	64	0.72%		1	1	—
Dynamic Co., Ltd.	111	0.19%		3	3	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Green Alchemy Co.,Ltd.	38,202	1.48%	~~W~~	191	191	—
IQ Power Asia Inc.	16,179	0.31%		81	81	—
Youone TBM Engineering & Construction Co., Ltd.	227,854	0.27%		31	31	—
KM Leatech	1,648	0.98%		8	8	—
Wonil T&I Co., Ltd.	229	0.17%		23	23	—
Semist Co.,Ltd.	555	0.80%		3	3	—
DS POWER Co., Ltd. (*8)	580,000	2.34%		2,900	1,223	1,223
Navanakorn Electric Co., Ltd. (*3)	4,442,800	26.93%		17,216	16,410	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,401	—

				522,782	425,380	387,454

			~~W~~	888,673	699,833	661,907

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.
(*5)	As of December 31, 2017, the Company invested in ~~W~~285,769 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (9:7) during the year ended December 31, 2017.
(*7)	The number of shares increased due to the stock split (5:1).
(*8)	As described in note 17, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	154,183	154,183
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	304	304
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	21	21
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Pumyang Construction Co., Ltd.	7	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	74	74
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	103	103
Dongbu Corporation	1,229	0.02%		12	12	12
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	73,061	73,061
Energy Fuels Inc.	1,711,814	2.59%		16,819	3,385	3,385
Baralaba Coal Company Limited (*6)	99,763	0.07%		18,445	42	42
Denison Mines Corp.	58,284,000	10.93%		84,134	36,504	36,504
Fission 3.0	300,000	0.17%		—	16	16
Fission Uranium Corp.	800,000	0.17%		785	459	459

				365,773	268,171	268,171

Unlisted (*1)
K&C – Gyeongnam youth job creation Investment Fund	24	10.00%		1,207	1,207	—
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,233,407,439	7.46%		2,233	2,233	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	1,375	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,256,096,329	5.00%		4,389	4,389	—
Construction Guarantee (*2)	571	0.02%		601	819	819
Plant & Mechanical Contractors Financial Cooperative of Korea	50	0.01%		36	36	—
Fire Guarantee	40	0.02%		20	20	—
Korea Software Financial Cooperative	5,186	1.39%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	800	0.03%		152	152	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	70	0.01%		10	10	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Korea investment – Investment Pool for Public funds 10 (*5)	—	—		142,470	141,315	141,315
Samsung investment – Investment Pool for Public funds 2 (*5)	—	—		213,710	211,920	211,920
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,212	53,212
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		30,560	30,568	30,568
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
HANKOOK Silicon Co., Ltd.	3,005,208	10.44%		7,513	1,495	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dae Kwang Semiconductor Co., Ltd.	589	0.07%	~~W~~	6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		51	51	—
BnB Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
SIN-E Steel Co., Ltd.	109	0.08%		33	33	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Dong Woo International Co., Ltd.	90	0.37%		18	18	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Han Young Construction Co., Ltd.	35	0.03%		3	3	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Emotion Co., Ltd.	167	0.61%		8	8	—
Youngdong Concrete Co., Ltd.	32	0.32%		7	7	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		27	27	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Yuil Industrial Electronics Co., Ltd.	804	0.32%	~~W~~	16	16	—
DN TEK Inc.	12,401	0.29%		62	6	—
Daeyang F.M.S Corporation	593	0.40%		23	23	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Samcheonri Industrial Co., Ltd.	533	0.98%		13	13	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
Cheongatti Co., Ltd.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		147	7	—
Autowel Co.,Ltd.	260	0.38%		13	13	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Join Land Co., Ltd.	33	0.00%		1	1	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yooah Industry Co., Ltd.	130	0.02%		13	13	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
P. J, Trading Co., LTd.	12	0.04%		—	—	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	90	—
Smart Power Co.,Ltd.	133,333	5.55%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
OCO Co.,Ltd.	123	0.37%		11	11	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Shares	Ownership	Acquisition cost		Book value	Fair value
Teakwang Tech Co., Ltd.	2,460	0.11%	~~W~~	12	12	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	93	0.09%		21	21	—
AceInti Agricultiral Co., Ltd.	3	0.00%		1	1	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
DaeHa Co., Ltd.	141	0.54%		11	11	—
Korea Minerals Co., Ltd.	191	0.05%		135	135	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
Areva nc Expansion	1,077,124	13.49%		288,443	98,472	98,472
Navanakorn Electric Co., Ltd. (*3)	8,885,600	26.93%		17,216	18,509	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	170,170	170,170
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,709	—

				1,040,553	746,561	706,476

			~~W~~	1,406,326	1,014,732	974,647

(*1)	Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.
(*2)	The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)	The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2016.
(*5)	As of December 31, 2016, the Company invested in ~~W~~437,015 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.
(*6)	The number of shares owned has changed due to the stock merge (500:1) during the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

10.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,244	250	(350)	—	3,144

	~~W~~	3,244	250	(350)	—	3,144

Current	~~W~~	114	—	(113)	4	5
Non-current		3,130	250	(237)	(4)	3,139

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,623	149	(528)	—	3,244

	~~W~~	3,623	149	(528)	—	3,244

Current	~~W~~	380	—	(380)	114	114
Non-current		3,243	149	(148)	(114)	3,130

11.	Derivatives

(1)	Derivatives as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	45	—	8,370	32,806
Currency swap		12	15,711	184,913	540,057
Interest rate swap		—	2,697	—	4,705
Others (*1)		12,878	1,283	—	10,523

	~~W~~	12,935	19,691	193,283	588,091

Derivative liabilities
Currency forward	~~W~~	7,862	1,278	1,153	34
Currency swap		61,997	296,098	—	56,612
Interest rate swap		1,408	59,416	2,098	78,789

	~~W~~	71,267	356,792	3,251	135,435

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd, a related party of the Company, and the fair value of the option is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies

			Contract amounts
Counterparty	Contract Date	Maturity date	Pay	Receive		Contract exchange rate
KEB Hana Bank	2014.04.10	2021.07.12	55,120	USD	52,000	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12	50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12	105,400	USD	100,000	1,054.00
KEB Hana Bank	2014.05.09	2021.07.12	104,600	USD	100,000	1,046.00
KEB Hana Bank	2017.12.22	2021.07.12	105,079	USD	100,000	1,050.79
Korea Development Bank	2017.12.27	2021.07.12	104,849	USD	100,000	1,048.49
CCB	2017.12.07	2018.01.11	10,921	USD	10,000	1,092.14
Morgan Stanley	2017.11.27	2018.01.03	5,439	USD	5,000	1,087.70
Mizuho Bank	2017.11.29	2018.01.05	5,402	USD	5,000	1,080.32
KEB Hana Bank	2017.11.30	2018.01.08	5,437	USD	5,000	1,087.35
Mizuho Bank	2017.12.05	2018.01.09	5,416	USD	5,000	1,083.20
Nova Scotia	2017.12.11	2018.01.12	10,922	USD	10,000	1,092.20
Kookmin Bank	2017.12.12	2018.01.15	3,270	USD	3,000	1,090.15
Kookmin Bank	2017.12.13	2018.01.16	10,906	USD	10,000	1,090.55
Credit Suisse	2017.12.14	2018.01.17	10,858	USD	10,000	1,085.80
Standard Chartered	2017.12.14	2018.01.18	10,858	USD	10,000	1,085.80
Morgan Stanley	2017.12.15	2018.01.19	10,884	USD	10,000	1,088.39
Nova Scotia	2017.12.18	2018.01.22	10,881	USD	10,000	1,088.14
Standard Chartered	2017.12.20	2018.01.22	5,413	USD	5,000	1,082.60
Mizuho Bank	2017.12.21	2018.01.26	10,802	USD	10,000	1,080.20
Credit Suisse	2017.12.22	2018.01.26	10,778	USD	10,000	1,077.75
KEB Hana Bank	2017.12.28	2018.01.29	10,716	USD	10,000	1,071.55
CCB	2017.12.28	2018.01.30	10,706	USD	10,000	1,070.60
Nova Scotia	2017.12.29	2018.02.05	10,679	USD	10,000	1,067.90
Nova Scotia	2017.12.05	2018.01.05	2,170	USD	2,000	1,084.92
Nova Scotia	2017.12.05	2018.01.05	2,164	USD	2,000	1,082.02
Nova Scotia	2017.12.07	2018.01.05	6,551	USD	6,000	1,091.77
Korea Development Bank	2017.12.14	2018.01.10	11,950	USD	11,000	1,086.35
Societe Generale	2017.12.14	2018.01.10	10,865	USD	10,000	1,086.45
BTMU	2017.12.20	2018.01.16	11,906	USD	11,000	1,082.35
Korea Development Bank	2017.12.20	2018.01.16	15,130	USD	14,000	1,080.70
CCB	2017.12.21	2018.01.23	11,880	USD	11,000	1,080.00
Korea Development Bank	2017.12.28	2018.01.31	11,782	USD	11,000	1,071.10
Nova Scotia	2017.12.28	2018.01.23	33,209	USD	31,000	1,071.25
KEB Hana Bank	2017.12.28	2018.01.23	10,712	USD	10,000	1,071.15
BTMU	2017.12.28	2018.01.31	10,712	USD	10,000	1,071.20
BNP Paribas	2017.11.15	2018.01.17	3,713	USD	3,349	1,108.60
Nova Scotia	2017.11.15	2018.01.22	8,837	USD	8,000	1,104.60
BTMU	2017.11.29	2018.02.01	7,568	USD	7,000	1,081.20
BNP Paribas	2017.11.29	2018.02.01	7,557	USD	7,000	1,079.60
Credit Agricole	2017.12.19	2018.01.22	5,429	USD	5,000	1,085.75
BTMU	2017.12.20	2018.02.22	10,822	USD	10,000	1,082.18
KEB Hana Bank	2017.12.20	2018.01.22	2,879	USD	2,661	1,082.00
BNP Paribas	2017.12.20	2018.01.22	5,406	USD	5,000	1,081.10
Nonghyup Bank	2017.12.21	2018.01.23	6,467	USD	6,000	1,077.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies

			Contract amounts
Counterparty	Contract Date	Maturity date	Pay		Receive		Contract exchange rate
Nova Scotia	2017.12.27	2018.01.29		5,366	USD	5,000	1,073.15
Nova Scotia	2017.12.27	2018.01.05		5,373	USD	5,000	1,074.50
KEB Hana Bank	2017.11.23	2018.01.11		9,237	USD	8,500	1,086.76
Standard Chartered	2017.12.13	2018.01.15		5,454	USD	5,000	1,090.70
Standard Chartered	2017.12.08	2018.01.25		10,921	USD	10,000	1,092.05
Standard Chartered	2017.10.31	2018.02.21		5,610	USD	5,000	1,122.00
Standard Chartered	2017.11.29	2018.02.21		7,572	USD	7,000	1,081.65
Nova Scotia	2017.12.20	2018.03.22		3,978	USD	3,682	1,080.55
Nova Scotia	2017.12.20	2018.03.22		5,399	USD	5,000	1,079.75
Nova Scotia	2017.12.20	2018.03.22		5,393	USD	5,000	1,078.55
Nova Scotia	2017.12.20	2018.03.22		5,393	USD	5,000	1,078.65
Nova Scotia	2017.12.14	2018.03.19		205	USD	189	1,084.50
Standard Chartered	2017.12.19	2018.03.21		3,164	USD	2,918	1,084.20
Societe Generale	2017.12.19	2018.03.21		1,177	USD	1,087	1,082.90
Societe Generale	2017.12.19	2018.03.21		5,418	USD	5,000	1,083.60
Societe Generale	2017.12.19	2018.03.21		5,421	USD	5,000	1,084.20
BNP Paribas	2017.12.19	2018.03.21		5,413	USD	5,000	1,082.60
BNP Paribas	2017.12.19	2018.03.21		5,419	USD	5,000	1,083.70
BNP Paribas	2017.12.19	2018.03.21		5,422	USD	5,000	1,084.30
Nova Scotia	2017.12.19	2018.03.21		5,427	USD	5,000	1,085.40
Nova Scotia	2017.12.19	2018.03.21		5,430	USD	5,000	1,085.90
Nova Scotia	2017.12.14	2018.03.19		5,428	USD	5,000	1,085.50
Standard Chartered	2017.12.14	2018.03.19		5,428	USD	5,000	1,085.50
Nova Scotia	2017.11.21	2018.02.26		5,266	USD	4,826	1,091.10
Nova Scotia	2017.11.21	2018.02.26		5,461	USD	5,000	1,092.10
Nova Scotia	2017.11.15	2018.02.21		1,755	USD	1,587	1,106.10
Nova Scotia	2017.11.15	2018.02.21		5,536	USD	5,000	1,107.10
Nova Scotia	2017.11.15	2018.02.21		4,462	USD	4,027	1,108.10
Nova Scotia	2017.10.31	2018.02.06		711	USD	638	1,112.80
Nova Scotia	2017.10.31	2018.02.05		194	USD	173	1,117.80
Nova Scotia	2017.10.31	2018.02.05		5,594	USD	5,000	1,118.80
Nova Scotia	2017.10.31	2018.02.02		5,604	USD	5,000	1,120.80
Nova Scotia	2017.10.31	2018.02.02		5,599	USD	5,000	1,119.80
Nomura	2017.10.31	2018.02.02		5,602	USD	5,000	1,120.40
Credit Agricole	2017.10.31	2018.02.02		5,604	USD	5,000	1,120.70
Credit Agricole	2017.10.31	2018.02.02		5,599	USD	5,000	1,119.70
Standard Chartered	2017.10.31	2018.02.02		5,604	USD	5,000	1,120.70
Standard Chartered	2017.10.31	2018.02.02		5,393	USD	4,817	1,119.70
Societe Generale	2017.10.31	2018.02.02		861	USD	768	1,120.80
Nova Scotia	2017.10.26	2018.01.30		923	USD	822	1,123.40
BNP Paribas	2017.10.13	2018.01.18		652	USD	579	1,125.60
KEB Hana Bank	2017.11.27	2018.11.26	JPY	40,000		398	9.94

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies

		Contract amount			Contract interest rate
Counterparty	Contract year	Pay	Receive		Pay	Receive	Contract exchange rate
Deutsche Bank	2013~2018	110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018	111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2013~2018	103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019	118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019	114,903	CHF	100,000	4.00%	1.50%	1,149.03
Standard Chartered	2014~2029	102,470	USD	100,000	3.14%	3.57%	1,024.70
Societe Generale	2014~2024	105,017	USD	100,000	4.92%	5.13%	1,050.17
KEB Hana Bank	2015~2024	107,970	USD	100,000	4.75%	5.13%	1,079.70
Credit Agricole	2015~2024	94,219	USD	86,920	4.85%	5.13%	1,083.97
Citibank	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
Shinhan Bank	2016~2022	112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
KEB Hana Bank	2012~2022	111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022	111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022	55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018	108,140	USD	100,000	2.63%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
DBS	2013~2018	108,140	USD	100,000	2.57%	3M Libor+0.84%	1,081.40
HSBC	2013~2018	107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018	107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018	107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018	107,450	USD	100,000	3.09%	2.88%	1,074.50
HSBC	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Standard Chartered	2014~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Korea Development Bank	2016~2019	105,260	USD	100,000	2.48%	2.38%	1,052.60
Nomura	2015~2025	111,190	USD	100,000	2.60%	3.25%	1,111.90
Korea Development Bank	2015~2025	111,190	USD	100,000	2.62%	3.25%	1,111.90
Woori Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90
KEB Hana Bank	2015~2025	55,595	USD	50,000	2.62%	3.25%	1,111.90
Woori Bank	2017~2027	111,610	USD	100,000	2.25%	3.13%	1,116.10
KEB Hana Bank	2017~2027	111,610	USD	100,000	2.31%	3.13%	1,116.10
Korea Development Bank	2017~2027	111,610	USD	100,000	2.31%	3.13%	1,116.10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies

		Contract amount				Contract interest rate
Counterparty	Contract year	Pay		Receive		Pay	Receive	Contract exchange rate
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
Standard Chartered	2014~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
KEB Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%	1,145.80
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%	1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%	1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%	1,210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%	1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%	132.05
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2019		59,172	CHF	50,000	3.40%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Morgan Stanley	2013~2018		107,360	USD	100,000	3.27%	2.88%	1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%	1,044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%	1,044.90
Standard Chartered	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Credit Agricole	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
BNP Paribas	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%	1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%	1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%	1,106.80
KEB Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%	1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%	1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%	1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%	1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%	1,133.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2017 are as follows:

In millions of won				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

JP Morgan	2013~2018	~~W~~	150,000	3.58%	3M CD+0.31%
Credit Suisse	2014~2018		25,000	2.98%	1Y CMT+0.31%
KEB Hana Bank	2017~2022		100,000	2.01%	3M CD+0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD+0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
KEB Hana Bank	2017~2021		200,000	2.45%	3M CD+0.32%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2017 are as follows:

In millions of won				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD	96,297	3.98% ~ 4.10%	6M USD Libor
SMBC	2016~2033	USD	125,927	4.05% ~ 4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD	36,890	1.56%	1.35%
SMBC	2016~2019	USD	36,890	1.56%	1.35%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

11.	Derivatives, Continued

(7)	Gains and losses on valuation and transaction of derivatives for the years ended December 31, 2017 and 2016 are as follows and included in finance income and costs in the consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2017		2016	2017	2016	2017	2016
Currency forward	~~W~~	(41,889)	15,993	(28,223)	4,266	—	—
Currency swap		(843,747)	253,035	(137,376)	(68,266)	26,810	40,031
Interest rate swap		6,909	8,517	(3,362)	7,562	5,074	6,719
Other derivatives		4,060	10,523	—	—	—	—

	~~W~~	(874,667)	288,068	(168,961)	(56,438)	31,884	46,750

(*)	For the year ended December 31, 2017, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~20,868 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

12.	Other Financial Assets

(1)	Other financial assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	244,309	711,069	198,133	683,353
Allowance for doubtful accounts		—	(8,948)	—	(4,532)
Present value discount		(976)	(39,813)	(1,001)	(41,746)
Long-term/short-term financial instruments		1,702,084	542,430	2,281,460	414,466
Financial assets at fair value through profit or loss		—	111,512	—	—

	~~W~~	1,945,417	1,316,250	2,478,592	1,051,541

(2)	Loans and receivables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,763	—	(976)	32,787
Loans for housing		14,126	—	—	14,126
Fisheries loan		352	—	—	352
Other loans		196,068	—	—	196,068

		244,309	—	(976)	243,333

Long-term loans and receivables
Loans for tuition		408,803	—	(39,716)	369,087
Loans for housing		140,452	—	—	140,452
Loans for related parties		94,581	(8,948)	—	85,633
Fisheries loan		960	—	(97)	863
Other loans		66,273	—	—	66,273

		711,069	(8,948)	(39,813)	662,308

	~~W~~	955,378	(8,948)	(40,789)	905,641

In millions of won	2016
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	29,028	—	(1,001)	28,027
Loans for housing		12,556	—	—	12,556
Fisheries loan		352	—	—	352
Other loans		156,197	—	—	156,197

		198,133	—	(1,001)	197,132

Long-term loans and receivables
Loans for tuition		404,200	—	(41,593)	362,607
Loans for housing		125,850	—	—	125,850
Loans for related parties		91,249	(4,532)	—	86,717
Fisheries loan		1,312	—	(153)	1,159
Other loans		60,742	—	—	60,742

		683,353	(4,532)	(41,746)	637,075

	~~W~~	881,486	(4,532)	(42,747)	834,207

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Beginning balance	~~W~~	4,532	—
Bad debt expense		2,465	4,352
Other		1,951	180

Ending balance	~~W~~	8,948	4,532

(4)	Long-term and short-term financial instruments as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,479,034	2	1,820,391	30,000
ABCP		145,000	65,600	351,800	132,600
CP		58,050	—	16,000	—
CD		10,000	—	60,443	—
RP		10,000	1,634	—	1,521
Others		—	475,194	32,826	250,345

	~~W~~	1,702,084	542,430	2,281,460	414,466

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

13.	Inventories

Inventories as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,528,835	(2,829)	3,526,006
Merchandise		107	—	107
Work-in-progress		138,709	(1,028)	137,681
Finished goods		72,923	(1,517)	71,406
Supplies		1,581,661	(3,940)	1,577,721
Inventories in transit		679,358	—	679,358
Other inventories		9,807	—	9,807

	~~W~~	6,011,400	(9,314)	6,002,086

In millions of won	2016
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,182,711	(1,323)	3,181,388
Merchandise		20	—	20
Work-in-progress		118,640	—	118,640
Finished goods		57,659	—	57,659
Supplies		1,289,160	(4,553)	1,284,607
Inventories in transit		827,437	—	827,437
Other inventories		9,692	—	9,692

	~~W~~	5,485,319	(5,876)	5,479,443

The reversal of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales was ~~W~~437 million and ~~W~~2,473 million for the years ended December 31, 2017 and 2016, respectively. The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2017 and 2016 were ~~W~~3,875 million and ~~W~~2,683 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of December 31, 2017 and 2016 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	2017			2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	49,542	13,067	55,708	12,225
1 ~ 5 years		381,181	203,990	423,152	214,176
More than 5 years		1,398,449	645,564	1,690,492	746,473

	~~W~~	1,829,172	862,621	2,169,352	972,874

(3)	There are no impaired finance lease receivables as of December 31, 2017 and 2016.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	109,743	43,872	93,279	71,238
Prepaid expenses		251,715	90,118	228,142	78,066
Others (*1)		392,534	112,828	310,439	32,485

	~~W~~	753,992	246,818	631,860	181,789

(*1)	Details of others as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	89,762	1,940	30,959	2,188
Greenhouse gas emissions rights		135,211	—	145,105	—
Other quick assets (*2)		167,561	110,888	134,375	30,297

	~~W~~	392,534	112,828	310,439	32,485

(*2)	The Company has recognized ~~W~~92,128 million of shares in Orano Expansion (formerly, Areva nc Expansion) as non-current non-financial assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2017 and 2016 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	December 31, 2017	December 31, 2016
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2017 and 2016 are as follows, Continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	December 31, 2017	December 31, 2016
EWP RC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.95%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Recycling fly ashes	KOREA	86.22%	46.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	—
KEPCO Alamosa LLC	Holding company	USA	50.10%	—
Cogentrix Solar Services, LLC	Holding company	USA	50.10%	—
Solar Investments I, LLC	Holding company	USA	50.10%	—
Cogentrix of Alamosa, LLC	Power generation	USA	50.10%	—
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	—
Mangilao Investment LLC	Holding company	USA	70.00%	—
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	—
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	70.22%	—
PT. Siborpa Eco Power	Operation of utility plant	INDONESIA	64.71%	—
BSK E-New Industry Fund VII	Holding company	KOREA	81.47%	—
e-New Industry LB Fund 1	Holding company	KOREA	75.92%	—
Songhyun e-New Industry Fund	Holding company	KOREA	80.45%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the year ended December 31, 2017.
(*5)	The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries included in and excluded from consolidation for the years ended December 31, 2017 and 2016 are as follows:

<Subsidiaries included in consolidation during the year ended December 31, 2017.

Subsidiary	Reason
KEPCO US Inc.	Newly established
KEPCO Alamosa LLC	Newly established
Cogentrix Solar Services, LLC	Newly established
Solar Investments I, LLC	Newly established
Cogentrix of Alamosa, LLC	Newly established
KEPCO-LG CNS Mangilao Holdings LLC	Newly established
Mangilao Investment LLC	Newly established
KEPCO-LG CNS Mangilao Solar, LLC	Newly established
Jeju Hanlim Offshore Wind Co., Ltd.	Newly established
PT. Siborpa Eco Power	Newly established
BSK E-New Industry Fund VII	Newly established
e-New Industry LB Fund 1	Newly established
Songhyun e-New Industry Fund	Newly established

There are no subsidiaries excluded from consolidation during the year ended December 31, 2017.

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows:

In millions of won

2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,011,096	29,252,816	9,415,751	854,346
Korea South-East Power Co., Ltd.		9,879,577	4,844,184	5,387,846	130,371
Korea Midland Power Co., Ltd.		9,893,822	6,148,173	4,167,009	104,591
Korea Western Power Co., Ltd.		9,660,426	5,739,534	4,199,079	110,939
Korea Southern Power Co., Ltd.		9,648,741	5,401,216	4,397,552	98,817
Korea East-West Power Co., Ltd.		8,855,518	4,204,187	4,644,330	217,599
KEPCO Engineering & Construction Company, Inc.		762,166	305,134	490,193	21,222
KEPCO Plant Service & Engineering Co., Ltd.		1,195,086	294,689	1,232,113	135,482
KEPCO Nuclear Fuel Co., Ltd.		792,187	421,088	279,664	4,557
KEPCO KDN Co., Ltd.		524,520	155,715	619,470	48,968
Garolim Tidal Power Plant Co., Ltd.		619	345	—	(12)
KEPCO International HongKong Ltd.		153,529	1	—	4,380
KEPCO International Philippines Inc.		102,323	886	—	47,201
KEPCO Gansu International Ltd.		11,567	493	—	(29)
KEPCO Philippines Holdings Inc.		127,922	2,621	—	43,218
KEPCO Philippines Corporation		6,293	114	—	2,098
KEPCO Ilijan Corporation		474,624	57,801	109,183	66,320
KEPCO Lebanon SARL		1,069	9,281	—	(219)
KEPCO Neimenggu International Ltd.		165,937	—	—	500
KEPCO Shanxi International Ltd.		497,990	193,309	—	3,796
KOMIPO Global Pte Ltd.		225,411	1,497	—	21,858
KEPCO Canada Energy Ltd.		132	22	—	(32)
KEPCO Netherlands B.V.		114,911	49	—	17,309
KOREA Imouraren Uranium Investment Corp.		151,278	131	—	1,490
KEPCO Australia Pty., Ltd.		466,654	569	—	(568)
KOSEP Australia Pty., Ltd.		27,076	333	12,096	1,601
KOMIPO Australia Pty., Ltd.		31,441	4,691	12,096	1,133
KOWEPO Australia Pty., Ltd.		31,586	4,691	12,096	1,232
KOSPO Australia Pty., Ltd.		29,472	4,221	12,096	(2,759)
KEPCO Middle East Holding Company		95,812	90,842	—	2,913
Qatrana Electric Power Company		460,206	327,401	18,892	23,310
KHNP Canada Energy, Ltd.		51,994	31	—	(92)
KEPCO Bylong Australia Pty., Ltd.		242,364	277,549	—	20,271
Korea Waterbury Uranium Limited Partnership		20,886	136	—	(59)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Electric Power Nigeria Ltd.	~~W~~	238	76	2,164	29
KEPCO Holdings de Mexico		235	30	—	(20)
KST Electric Power Company		546,242	478,230	120,126	16,154
KEPCO Energy Service Company		1,793	451	6,773	976
KEPCO Netherlands S3 B.V.		46,642	53	—	2,382
PT. KOMIPO Pembangkitan Jawa Bali		11,261	4,769	20,956	4,666
PT. Cirebon Power Service		2,808	155	7,439	592
KOWEPO International Corporation		—	8	—	(2)
KOSPO Jordan LLC		24,077	13,594	7,331	953
EWP Philippines Corporation		1,708	836	—	(17)
EWP America Inc. (*1)		79,854	67,308	23,543	(9,737)
KNF Canada Energy Limited		1,884	31	—	(43)
PT KEPCO Resource Indonesia		491	—	—	(311)
EWP Barbados 1 SRL		235,096	450	—	(2,585)
Gyeonggi Green Energy Co., Ltd.		282,408	199,160	95,192	3,203
PT. Tanggamus Electric Power		179,317	160,144	34,281	4,640
Gyeongju Wind Power Co., Ltd.		112,279	82,124	7,219	2,400
KOMIPO America Inc.		10,505	521	—	2,071
KOSEP USA, INC.		184	9,065	—	26,997
PT. EWP Indonesia		2,035	23	—	1,916
KEPCO Netherlands J3 B.V.		122,612	76	—	12,115
Korea Offshore Wind Power Co., Ltd.		190,195	1,985	—	(6,997)
Global One Pioneer B.V.		151	38	—	(80)
Global Energy Pioneer B.V.		309	41	—	(87)
Mira Power Limited		208,150	163,198	—	737
KOSEP Material Co., Ltd.		2,751	1,448	3,128	320
Commerce and Industry Energy Co., Ltd.		99,129	87,926	30,577	(749)
KEPCO Singapore Holdings Pte., Ltd.		3,265	4	—	(24)
KOWEPO India Private Limited		781	—	—	(46)
KEPCO KPS Philippines Corp.		6,636	235	6,840	555
KOSPO Chile SpA		133,570	50,109	—	1,066
PT. KOWEPO Sumsel Operation And Maintenance Services		1,350	279	7,651	659
HeeMang Sunlight Power Co., Ltd.		6,876	3,395	105	(229)
Fujeij Wind Power Company		165,636	156,099	—	8,836
KOSPO Youngnam Power Co.,Ltd.		412,785	333,302	68,973	939
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	12
Chitose Solar Power Plant LLC		136,098	121,622	7,083	4,100
KEPCO Energy Solution Co. Ltd.		313,401	12,376	5,544	1,325
Solar School Plant Co., Ltd.		201,482	599	67	874
KOSPO Power Services Limitada		3,901	887	11,067	666
Energy New Industry Specialized Investment Private Investment Trust(*3)		506,207	2,118	—	52
KOEN Bylong Pty., Ltd.		5,875	—	—	—
KOMIPO Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Bylong Pty., Ltd.		5,875	—	—	—
KOSPO Bylong Pty., Ltd.		5,875	—	—	—
EWP Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Lao International		3,259	1,452	3,624	1,881
KEPCO US Inc.		16,913	—	—	—
KEPCO Alamosa LLC		33,144	492	—	(218)
Cogentrix Solar Services, LLC (*2)		84,458	53,116	8,958	(112)
KEPCO-LG CNS Mangilao Holdings LLC		24,131	24,395	—	(278)
Mangilao Investment LLC		24,131	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		24,002	134	—	(278)
Jeju Hanlim Offshore Wind Co., Ltd.		36	—	—	—
PT. Siborpa Eco Power		11,562	214	—	(518)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

(*1)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWP RC Biomass Holdings, LLC.
(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.
(*3)	Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won
2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	52,782,915	27,366,938	11,168,579	2,454,810
Korea South-East Power Co., Ltd.		9,773,778	4,794,330	5,093,598	531,061
Korea Midland Power Co., Ltd.		9,066,666	5,416,336	3,719,981	400,696
Korea Western Power Co., Ltd.		9,810,714	5,866,916	4,169,712	401,936
Korea Southern Power Co., Ltd.		9,806,023	5,637,950	4,200,035	426,337
Korea East-West Power Co., Ltd.		8,967,951	4,488,911	4,210,898	467,603
KEPCO Engineering & Construction Company, Inc.		786,596	364,676	506,012	17,796
KEPCO Plant Service & Engineering Co., Ltd.		1,086,421	301,490	1,214,304	86,657
KEPCO Nuclear Fuel Co., Ltd.		713,230	346,012	309,911	33,115
KEPCO KDN Co., Ltd.		519,901	205,869	588,160	43,127
Garolim Tidal Power Plant Co., Ltd.		632	346	—	-24
KEPCO International HongKong Ltd.		173,138	41	—	4,532
KEPCO International Philippines Inc.		114,141	1,468	—	56,783
KEPCO Gansu International Ltd.		17,928	557	—	(18)
KEPCO Philippines Holdings Inc.		125,100	27	—	13,517
KEPCO Philippines Corporation		13,704	8,949	—	(8,717)
KEPCO Ilijan Corporation		558,030	58,449	116,667	51,552
KEPCO Lebanon SARL		1,458	10,312	—	810
KEPCO Neimenggu International Ltd.		186,636	—	—	7,082
KEPCO Shanxi International Ltd.		549,189	218,047	—	5,812
KOMIPO Global Pte Ltd.		223,082	1,095	—	36,764
KEPCO Canada Energy Ltd.		202	24	—	(27,216)
KEPCO Netherlands B.V.		128,014	35	—	224
KOREA Imouraren Uranium Investment Corp.		154,302	764	—	(68,417)
KEPCO Australia Pty., Ltd.		503,657	1,545	3,670	(19,006)
KOSEP Australia Pty., Ltd.		25,174	521	5,357	4,028
KOMIPO Australia Pty., Ltd.		25,413	10	5,388	4,023
KOWEPO Australia Pty., Ltd.		25,550	10	5,357	4,012
KOSPO Australia Pty., Ltd.		25,625	10	5,357	4,033
KEPCO Middle East Holding Company		128,846	125,008	—	6,840
Qatrana Electric Power Company		546,123	417,800	18,866	19,601
KHNP Canada Energy, Ltd.		54,374	46	—	(6,304)
KEPCO Bylong Australia Pty., Ltd.		220,721	277,358	—	(2,357)
Korea Waterbury Uranium Limited Partnership		20,882	149	—	2,348
Korea Electric Power Nigeria Ltd.		696	493	9,794	35
KEPCO Holdings de Mexico		262	19	—	251
KST Electric Power Company		596,823	539,459	146,295	17,322
KEPCO Energy Service Company		1,309	310	5,337	580
KEPCO Netherlands S3 B.V.		55,609	54	—	3,731
PT. KOMIPO Pembangkitan Jawa Bali		16,246	4,549	21,632	8,989
PT. Cirebon Power Service		3,456	1,228	7,463	301
KOWEPO International Corporation		—	—	—	—
KOSPO Jordan LLC		11,524	687	7,321	317
EWP Philippines Corporation		1,966	955	—	(41)
EWP America Inc. (*)		104,809	80,252	33,616	(8,704)
KNF Canada Energy Limited		1,967	20	—	(46)
PT KEPCO Resource Indonesia		913	18	—	(341)
EWP Barbados 1 SRL		267,859	425	1,656	(902)
Gyeonggi Green Energy Co., Ltd.		301,126	221,078	108,557	19,211
PT. Tanggamus Electric Power		184,861	167,641	40,903	2,041
Gyeongju Wind Power Co., Ltd.		76,569	49,293	6,413	1,269
KOMIPO America Inc.		11,518	2,432	—	(2,240)
KOSEP USA, INC.		159	39,028	3,791	(72,817)
PT. EWP Indonesia		2,154	50	—	1,088
KEPCO Netherlands J3 B.V.		125,337	68	—	12,433

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won
2016
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Offshore Wind Power Co., Ltd.	~~W~~	37,826	2,048	—	(4,960)
Global One Pioneer B.V.		161	22	—	(54)
Global Energy Pioneer B.V.		338	22	—	(59)
Mira Power Limited		178,141	133,730	—	(954)
KOSEP Material Co., Ltd.		2,398	1,497	3,232	(901)
Commerce and Industry Energy Co., Ltd.		99,432	87,316	28,375	(536)
KEPCO Singapore Holdings Pte., Ltd.		2,568	13	—	(33)
KOWEPO India Private Limited		879	—	—	1
KEPCO KPS Philippines Corp.		7,897	1,213	12,843	2,060
KOSPO Chile SpA		6,656	4,787	—	125
PT. KOWEPO Sumsel Operation and Maintenance Services		1,439	700	6,165	(96)
HeeMang Sunlight Power Co., Ltd.		7,102	3,391	12	(308)
Fujeij Wind Power Company		47,935	46,636	—	(873)
KOSPO Youngnam Power Co., Ltd.		284,368	205,680	—	(931)
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	9
Chitose Solar Power Plant LLC		49,728	38,806	—	(811)
KEPCO Energy Solution Co. Ltd.		299,933	233	—	(300)
Solar School Plant Co., Ltd.		200,268	259	1	9
KOSPO Power Services Limitada		4,385	1,262	7,300	2,963
Energy New Industry Specialized Investment Private Investment Trust		501,275	33	—	(7)
KOEN Bylong Pty., Ltd.		6,135	—	—	—
KOMIPO Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Bylong Pty., Ltd.		6,135	—	—	—
KOSPO Bylong Pty., Ltd.		6,135	—	—	—
EWP Bylong Pty., Ltd.		6,135	—	—	—
KOWEPO Lao International		218	181	—	(108)

(*)	Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EW PRC Biomass Holdings, LLC.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
2017
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets		314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities		(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities		(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets		416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interest		204,243	441,194	155,025	612,245	1,412,707
Sales		109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period		66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest		32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities		123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities		(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interest		(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interest		(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation		(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents		17,529	(95,474)	(3,068)	(54,946)	(135,959)

In millions of won
2016
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2017 and 2016.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016.

(i)	The fair value of proceeds from disposal as of December 31, 2016 are as follows:

In millions of won	2016
Cash received upon dissolution	~~W~~	898
Net assets transferred due to dissolution		34,148

	~~W~~	35,046

(ii)	The carrying value of assets and liabilities of the subsidiary as at the date the Company lost its control during the year ended December 31, 2016 are as follows:

In millions of won	2016
Current assets
Cash and cash equivalents	~~W~~	898
Current financial assets, net		81
Non-current assets
Available-for-sale financial assets		34,089
Current liabilities
Current financial liabilities		(22)

	~~W~~	35,046

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iii)	Gain from disposals of subsidiaries for the year ended December 31, 2016 is as follows:

In millions of won	2016
Fair value of proceeds from disposal	~~W~~	35,046
Net assets disposed		(35,046)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income		—

Gain from disposals of subsidiaries	~~W~~	—

(iv)	Net cashflow from sale of subsidiary for the year ended December 31, 2016 is as follows:

In millions of won	2016
Consideration received in cash	~~W~~	898
Less: cash held by disposed subsidiary		(898)

Net cash flow	~~W~~	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows:

In millions of won
2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,618,868
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,606
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,337
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,855
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,806
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	237,631
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	215
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,319
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,089
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,136
Daeryun Power Co., Ltd. (*3, 9)	Power generation	KOREA	13.13%		25,477	25,113
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,515
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,218
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,283
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	649,973
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	97,410
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,403
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	451,831
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,945
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	38,659
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		71,481	61,779
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*11, 14)	Power generation	KOREA	8.80%		714	208
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	2,067
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	20,598
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,597
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,583
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	187
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	53,233
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,476
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,718
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,763
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,659
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,749
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,370
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	383
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,560
Korea Electric Power Corporation Fund (*12)	Developing electric enterprises	KOREA	98.09%		51,500	47,974
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	476
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	11
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	194
Nepal Water & Energy Development Company Private Limited (*15)	Construction and operation of utility plant	NEPAL	62.13%		33,577	30,498

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

In millions of won
2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%	~~W~~	2,000	1,772
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,250

					2,240,761	3,837,421

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	258
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,262
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	15,675
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	663
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,781
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,202
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,375
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,094
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,840
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,060
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	99,356
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,987
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	221,153
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	6,703
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,346
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	220,727
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	577
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,463
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,969
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	145,676
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	7,476
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	57,928
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,302
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,118
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,734
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,781	183
Kelar S.A (*6)	Power generation	CHILE	65.00%		77,220	67,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,776
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	619
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,786
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company (*13)	Power generation	UAE	18.00%		118	626
Nawah Energy Company (*13)	Operation of utility plant	UAE	18.00%		296	258
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	391
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,391
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,294
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	1,700
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	525
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	2,091
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		7,090	6,704

					1,469,978	1,493,275

				~~W~~	3,710,739	5,330,696

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)	As of December 31, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*9)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*11)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*12)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*13)	The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity
(*14)	The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.
(*15)	The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

In millions of won
2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,933,877
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	20,475
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,156
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	12,373
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,069
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	115,998
Korea Power Exchange (*6)	Management of power market and others	KOREA	100.00%		127,839	223,238
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	225
Hyundai Energy Co., Ltd. (*9)	Power generation	KOREA	30.66%		71,070	1,031
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	4,750
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,131
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	3,383
Daeryun Power Co., Ltd. (*3, 10)	Power generation	KOREA	13.13%		25,477	29,873
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	6,930
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,073
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	56,818
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	680,065
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	96,658
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	23,188
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	402,667
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	123,912
Pioneer Gas Power Limited (*8)	Power generation	INDIA	40.00%		49,831	50,740
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		49,119	51,544
Hadong Mineral Fiber Co., Ltd. (*17)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*12)	Power generation	KOREA	14.00%		714	47
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*3, 11)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	1,217
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25.00%		29,200	25,438
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,663
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,646
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		40	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	181
DS POWER Co., Ltd. (*2)	Power generation	KOREA	14.44%		17,900	7,190
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		61,535	46,876
KS Solar Co., Ltd. (*3)	Power generation	KOREA	19.00%		637	604
Yeongwol Energy Station Co., Ltd. (*2)	Power generation	KOREA	10.00%		1,400	—
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,525
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,700
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,000
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	2,810
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		14,564	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		1,596	1,103
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,894
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	248
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	7,015
Korea Electric Power Corporation Fund (*13)	Developing electric enterprises	KOREA	98.09%		51,500	50,856

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

In millions of won
2016
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%	~~W~~	297	259
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	140
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	196
Nepal Water & Energy Development Company Private Limited (*14)	Construction and operation of utility plant	NEPAL	52.77%		18,568	18,667

					2,134,911	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*7)	Power generation	KOREA	52.8%		11,355	301
Eco Biomass Energy Sdn. Bhd. (*7)	Power generation	MALAYSIA	61.53%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	28,239
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	—
Shuweihat Asia Operation & Maintenance Company (*7)	Maintenance of utility plant	CAYMAN	55.00%		30	450
Waterbury Lake Uranium L.P.	Resources development	CANADA	36.97%		26,602	21,314
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,488
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	13,582
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,098
KEPCO SPC Power Corporation (*7)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	245,367
Canada Korea Uranium Limited Partnership (*5)	Resources development	CANADA	12.50%		5,404	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	12,821
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	10,843
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,802
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,427
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	249,453
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,133
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	3,814
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	205,948
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	477
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,343
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		4,990	3,015
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	153,857
KAPES, Inc. (*7)	R&D	KOREA	51.00%		5,629	4,758
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		56,100	53,253
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,451
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	50,592
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,689
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		1,788	229
Kelar S.A (*7)	Power generation	CHILE	65.00%		4,180	—
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,946
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	563
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		580	391
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	16
Barakah One Company (*16)	Power generation	UAE	18.00%		118	116
Nawah Energy Company (*16)	Operation of utility plant	UAE	18.00%		296	290
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	67
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	47,528

					1,349,360	1,418,196

				~~W~~	3,484,271	5,510,448

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.
(*5)	The Company has joint control over the entity by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*6)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*7)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*8)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*9)	As of December 31, 2016, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.
(*10)	The Company’s percentage of ownership has decreased due to the acquisition of Daeryun Power Co., Ltd. and the effective percentage of ownership is 19.45% considering stock purchase options.
(*11)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*12)	The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.
(*13)	The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.
(*14)	The effective percentage of ownership is more than 50%, but the Company does not control the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.
(*15)	The entity is reclassified from associates to joint ventures since the terms of the shareholders’ agreement had been amended.
(*16)	The effective percentage of ownership is less than 20%, but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, continued:

(*17)	Although the percentage of ownership temporarily decreased to 8.33% from the difference in timing of capital payment by shareholders, the Company can excercise significant influence by virtue of its right to appoint a director to the board of directors of the entity based on the shareholders’ agreement. The percentage of ownership is 25.00% at the time of completion of capital payment.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2017 and 2016 are as follows:

In millions of won
Investees	2017		2016
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	38,667	45,474
Korea Gas Corporation		804,195	915,705
YTN Co., Ltd.		18,855	22,320
SPC Power Corporation		72,616	70,253
PT. Bayan Resources TBK		558,267	359,200

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,933,877	—	—	—	(242,232)	(72,648)	(129)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,428	102	(106)	21,838
YTN Co., Ltd.		38,156	—	—	(135)	1,095	929	561	40,606
Cheongna Energy Co., Ltd.		12,373	—	—	—	(4,036)	—	—	8,337
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	1,638	—	—	13,855
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	7,697	—	—	114,806
Korea Power Exchange		223,238	—	—	—	8,831	—	5,562	237,631
AMEC Partners Korea Ltd.		225	—	—	—	(10)	—	—	215
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	569	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(42)	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	753	—	—	4,136
Daeryun Power Co., Ltd.		29,873	—	—	—	(4,762)	—	2	25,113
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	696	—	—	7,515
KNH Solar Co., Ltd.		2,073	—	—	—	145	—	—	2,218
SPC Power Corporation		56,818	—	—	(5,562)	4,310	(3,276)	(7)	52,283
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,365)	6,953	(23,680)	—	649,973
PT. Cirebon Electric Power		96,658	—	—	(550)	10,685	2,232	(11,615)	97,410
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,914)	1,536	378	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,712)	1,407	305	—
PT Wampu Electric Power		23,188	—	—	—	9,336	—	(3,121)	29,403
PT. Bayan Resources TBK		402,667	—	—	—	34,122	14,982	60	451,831
S-Power Co., Ltd.		123,912	—	—	—	(6,982)	—	15	116,945
Pioneer Gas Power Limited		50,740	—	—	—	(11,119)	(1,238)	276	38,659
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	22,362	—	—	(4,264)	(7,863)	—	61,779
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(31)	—	31	—
Green Biomass Co., Ltd.		47	—	—	—	(112)	—	273	208
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	850	—	—	2,067
Naepo Green Energy Co., Ltd. (*2)		25,438	—	—	—	(1,400)	—	(3,440)	20,598
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(66)	—	—	2,597
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(63)	—	—	2,583
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,998)	(3,617)	5,638	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	6	—	—	187
DS POWER Co., Ltd. (*4)		7,190	—	—	—	(1,321)	—	(5,869)	—
Dongducheon Dream Power Co., Ltd. (*1,3)		46,876	—	—	—	(10,980)	—	17,337	53,233
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(49)	—	—	3,476
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	367	—	—	1,718
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(237)	—	—	3,763
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,030	—	10	3,659
Busan Green Energy Co., Ltd.		13,803	—	(9,320)	—	2,884	—	(4)	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	1,008	—	—	(362)	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(524)	—	—	6,370
Korea Nuclear Partners Co., Ltd.		248	—	—	—	135	—	—	383
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,545	—	—	8,560

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	50,856	—	—	—	(2,171)	(711)	—	47,974
Energy Infra Asset Management Co., Ltd.		259	—	—	—	217	—	—	476
Daegu clean Energy Co., Ltd.		140	—	—	—	(129)	—	—	11
YaksuESS Co., Ltd		196	—	—	—	(2)	—	—	194
Nepal Water & Energy Development Company Private Limited		18,667	15,009	—	—	(677)	(2,501)	—	30,498
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(228)	—	—	1,772
PND solar., Ltd		—	1,250	—	—	—	—	—	1,250

		4,092,252	85,509	(9,933)	(32,065)	(212,629)	(94,337)	8,624	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(43)	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	(839)	840	(978)	—	27,262
Shuweihat Asia Power Investment B.V.		—	—	—	(1,707)	4,275	12,457	650	15,675
Shuweihat Asia Operation & Maintenance Company		450	—	—	(770)	1,055	(172)	100	663
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	(949)	(561)	19,781
ASM-BG Investicii AD		21,488	—	—	(946)	(150)	810	—	21,202
RES Technology AD		13,582	—	—	—	1,053	(260)	—	14,375
KV Holdings, Inc.		2,098	—	—	—	61	(241)	—	1,918
KEPCO SPC Power Corporation		245,367	—	—	(37,443)	42,359	(33,230)	41	217,094
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		12,821	—	—	—	(1,299)	(682)	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	14,079	(9,559)	—	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	837	(620)	—	11,060
Rabigh Electricity Company		97,802	—	—	(18,112)	35,769	(15,227)	(876)	99,356
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(2,130)	2,236	(546)	—	3,987
Jamaica Public Service Company Limited		249,453	—	—	—	—	(28,300)	—	221,153
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	(222)	—	—	6,703
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	595	—	—	4,346
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	14,714	—	65	220,727
Global Trade Of Power System Co., Ltd.		477	—	—	—	100	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	120	—	—	2,463
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(246)	—	—	2,969
Amman Asia Electric Power Company		153,857	—	—	(12,213)	19,957	(15,925)	—	145,676
KAPES, Inc.		4,758	—	—	—	2,752	—	(34)	7,476
Dangjin Eco Power Co., Ltd.		53,253	5,440	—	—	(752)	(3)	(10)	57,928
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	338	—	—	4,302
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(2,474)	—	—	48,118

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won
2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,689	—	—	—	45	—	—	2,734
Nghi Son 2 Power Ltd.		229	993	—	—	(1,039)	—	—	183
Kelar S.A		—	73,040	—	—	(633)	(5,175)	1	67,233
PT. Tanjung Power Indonesia		1,946	—	—	—	2,112	(2,281)	(1)	1,776
Incheon New Power Co., Ltd.		563	—	—	—	56	—	—	619
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,219)	(176)	—	13,786
Daehan Wind Power PSC		16	—	—	—	(40)	22	2	—
Barakah One Company		116	—	—	—	570	(60)	—	626
Nawah Energy Company		290	—	—	—	(5)	(27)	—	258
MOMENTUM		67	—	—	—	321	3	—	391
Daegu Green Power Co., Ltd.		47,528	—	—	—	(5,133)	—	(4)	42,391
Yeonggwang Wind Power Co., Ltd.		—	15,375	—	—	(25)	(56)	—	15,294
Chester Solar IV SpA		—	1,700	—	—	—	—	—	1,700
Chester Solar V SpA		—	525	—	—	—	—	—	525
Diego de Almagro Solar SpA		—	2,091	—	—	—	—	—	2,091
South Jamaica Power Company Limited		—	7,090	—	—	—	—	(386)	6,704

		1,418,196	121,244	—	(74,918)	130,941	(101,175)	(1,013)	1,493,275

	~~W~~	5,510,448	206,753	(9,933)	(106,983)	(81,688)	(195,512)	7,611	5,330,696

(*1)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~23,798 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.
(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~3,440 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.
(*3)	‘Others’ include ~~W~~41,170 million of assets held-for-sale (note 42).
(*4)	‘Others’ include ~~W~~4,438 million of assets held-for-sale (note 42), and also include ~~W~~1,439 million of available-for-sale financial assets which is reclassified due to loss of significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Daegu Green Power Co., Ltd.	~~W~~	80,267	3,347	(34,422)	—	(1,814)	148	(47,526)	—
Korea Gas Corporation		2,102,813	—	—	(3,213)	(146,308)	(14,551)	(4,864)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		18,994	—	—	(1,598)	4,491	—	(1,412)	20,475
YTN Co., Ltd.		38,365	—	—	—	(227)	32	(14)	38,156
Cheongna Energy Co., Ltd.		19,490	—	—	—	(7,117)	—	—	12,373
Gangwon Wind Power Co., Ltd.		12,890	—	—	(1,136)	1,270	45	—	13,069
Hyundai Green Power Co., Ltd.		113,664	—	—	(8,888)	11,222	—	—	115,998
Korea Power Exchange		208,735	—	—	—	15,847	—	(1,344)	223,238
AMEC Partners Korea Ltd.		230	—	—	—	(5)	—	—	225
Hyundai Energy Co., Ltd.		6,990	—	—	—	(21,163)	—	15,204	1,031
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,956	—	—	—	(206)	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		2,587	570	—	—	(26)	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		3,402	—	—	—	(19)	—	—	3,383
Daeryun Power Co., Ltd.		36,156	—	—	—	(6,282)	(1)	—	29,873
JinanJangsu Wind Power Co., Ltd.		77	—	(64)	—	(13)	—	—	—
Changjuk Wind Power Co., Ltd.		6,143	—	—	(190)	977	—	—	6,930
KNH Solar Co., Ltd.		1,924	—	—	—	144	5	—	2,073
SPC Power Corporation		58,033	—	—	(7,151)	6,416	(477)	(3)	56,818
Gemeng International Energy Co., Ltd.		728,396	—	—	(16,476)	26,714	(58,493)	(76)	680,065
PT. Cirebon Electric Power		60,574	—	—	(1,242)	31,511	2,568	3,247	96,658
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,346)	(398)	1,744	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(973)	(356)	1,329	—
Dolphin Property Limited		61	—	—	(35)	—	(69)	43	—
PT Wampu Electric Power		18,963	—	—	—	3,493	(3)	735	23,188
PT. Bayan Resources TBK (*2)		525,066	—	—	—	(23,257)	208	(99,350)	402,667
S-Power Co., Ltd.		130,908	—	—	—	(7,006)	—	10	123,912
Pioneer Gas Power Limited		51,187	—	—	—	(698)	251	—	50,740
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		31,863	16,402	—	—	1,576	1,703	—	51,544
Busan Solar Co., Ltd.		925	—	(887)	—	(38)	—	—	—
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		—	—	—	—	(138)	—	185	47
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		295	1,340	—	—	(418)	—	—	1,217
Naepo Green Energy Co., Ltd.		26,746	—	—	—	(1,308)	—	—	25,438
Goseong Green Energy Co., Ltd.		2,670	—	—	—	71	—	(78)	2,663
Gangneung Eco Power Co., Ltd.		2,688	—	—	—	56	—	(98)	2,646
Shin Pyeongtaek Power Co., Ltd.		—	—	—	—	—	—	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		189	—	—	—	(10)	—	2	181
DS POWER Co., Ltd.		10,960	—	—	—	(3,738)	—	(32)	7,190
Dongducheon Dream Power Co., Ltd.		55,667	—	—	—	(8,757)	—	(34)	46,876
KS Solar Co., Ltd.		618	—	—	—	(14)	—	—	604
Yeongwol Energy Station Co., Ltd. (*1)		1,290	—	—	—	85	25	(1,400)	—
Jinbhuvish Power Generation Pvt. Ltd. (*3)		8,350	—	—	—	(49)	(198)	(8,103)	—
SE Green Energy Co., Ltd.		3,575	—	—	—	(50)	—	—	3,525
Daegu Photovoltaic Co., Ltd.		1,886	—	—	(411)	225	—	—	1,700
Jeongam Wind Power Co., Ltd.		702	3,900	—	—	(602)	—	—	4,000
Korea Power Engineering Service Co., Ltd.		1,805	—	—	—	1,005	—	—	2,810
Busan Green Energy Co., Ltd.		14,512	—	—	—	(709)	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		904	—	—	—	(904)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Korea Electric Vehicle Charging Service	~~W~~	1,446	—	—	—	(343)	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		7,417	—	—	—	(516)	—	(7)	6,894
Korea Nuclear Partners Co., Ltd.		289	—	—	—	(41)	—	—	248
Tamra Offshore Wind Power Co., Ltd.		—	8,910	—	—	(1,895)	—	—	7,015
Korea Electric Power Corporation Fund		—	51,500	—	—	(644)	—	—	50,856
Energy Infra Asset Management Co., Ltd.		—	297	—	—	(38)	—	—	259
Daegu clean Energy Co., Ltd.		—	140	—	—	—	—	—	140
YaksuESS Co., Ltd		—	210	—	—	(14)	—	—	196
Nepal Water & Energy Development Company Private Limited		—	—	—	—	—	—	18,667	18,667

		4,405,668	86,616	(35,373)	(40,340)	(131,583)	(69,561)	(123,175)	4,092,252

<Joint ventures>
KEPCO-Uhde Inc. (*4)		8,549	—	—	—	(159)	—	(8,089)	301
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		27,640	—	—	—	1,417	(818)	—	28,239
Shuweihat Asia Power Investment B.V.		20,474	—	(14,154)	(2,957)	6,131	(9,494)	—	—
Shuweihat Asia Operation & Maintenance Company		486	—	—	(931)	941	(46)	—	450
Waterbury Lake Uranium L.P.		20,299	—	—	—	—	1,138	(123)	21,314
ASM-BG Investicii AD		20,203	—	—	—	1,508	(223)	—	21,488
RES Technology AD		13,789	—	—	—	(68)	(139)	—	13,582
KV Holdings, Inc.		2,010	—	—	(302)	429	(39)	—	2,098
KEPCO SPC Power Corporation		208,524	—	—	(5,955)	48,132	(5,308)	(26)	245,367
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		16,107	—	—	—	(2,836)	(450)	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		171,224	—	—	(7,384)	7,455	(4,760)	—	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,580	—	—	(440)	1,002	(299)	—	10,843
Rabigh Electricity Company		59,368	—	—	—	18,961	19,473	—	97,802
Rabigh Operation & Maintenance Company Limited		3,586	—	—	(1,934)	2,253	229	293	4,427
Jamaica Public Service Company Limited		241,918	—	—	—	—	7,535	—	249,453
KW Nuclear Components Co., Ltd.		4,985	—	—	(2,191)	4,344	—	(5)	7,133
Busan Shinho Solar Power Co., Ltd.		3,678	—	—	(185)	321	—	—	3,814
GS Donghae Electric Power Co., Ltd.		200,379	—	—	—	5,575	—	(6)	205,948
Global Trade Of Power System Co., Ltd.		426	—	—	—	51	—	—	477
Expressway Solar-light Power Generation Co., Ltd.		2,100	—	—	—	243	—	—	2,343
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	258	—	—	(260)	—	2	—
Daejung Offshore Wind Power Co., Ltd.		3,352	—	—	—	(337)	—	—	3,015
Amman Asia Electric Power Company		137,668	—	—	(12,684)	17,811	11,062	—	153,857
KAPES, Inc.		4,501	—	—	—	311	—	(54)	4,758
Dangjin Eco Power Co., Ltd.		48,281	5,100	—	—	(696)	(26)	594	53,253
Honam Wind Power Co., Ltd.		3,926	—	—	(104)	629	—	—	4,451
Nepal Water & Energy Development Company Private Limited		17,765	—	—	—	359	543	(18,667)	—
Chun-cheon Energy Co., Ltd.		31,976	19,832	—	—	(1,121)	(95)	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		2,668	—	—	—	16	—	5	2,689
Nghi Son 2 Power Ltd.		269	716	—	—	(740)	(16)	—	229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Kelar S.A	~~W~~	—	—	—	—	—	—	—	—
PT. Tanjung Power Indonesia		617	—	—	—	1,337	—	(8)	1,946
Incheon New Power Co., Ltd.		514	—	—	—	41	8	—	563
Seokmun Energy Co., Ltd.		—	—	—	—	(197)	793	(205)	391
Daehan Wind Power PSC		—	285	—	—	(261)	(8)	—	16
Barakah One Company		—	118	—	—	—	—	(2)	116
Nawah Energy Company		—	296	—	—	—	—	(6)	290
MOMENTUM		—	1	—	—	65	—	1	67
Daegu Green Power Co., Ltd.		—	—	—	—	—	—	47,528	47,528

		1,287,862	26,606	(14,154)	(35,067)	112,657	19,060	21,232	1,418,196

	~~W~~	5,693,530	113,222	(49,527)	(75,407)	(18,926)	(50,501)	(101,943)	5,510,448

(*1)	‘Others’ include ~~W~~1,400 million of assets held-for-sale (note 42).
(*2)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~99,338 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*3)	Due to discontinuation of operations during the year ended December 31, 2016, the Company recognized an impairment loss of ~~W~~8,103 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.
(*4)	It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~8,099 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows:

In millions of won

2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	37,139,439	28,999,025	22,172,305	(1,205,110)
Korea Electric Power Industrial Development Co., Ltd.		155,033	79,730	334,547	16,126
YTN Co., Ltd.		298,122	108,554	131,080	3,638
Cheongna Energy Co., Ltd.		461,958	448,535	56,533	(9,203)
Gangwon Wind Power Co., Ltd.		94,281	2,243	25,963	11,121
Hyundai Green Power Co., Ltd.		1,150,729	754,846	477,373	26,543
Korea Power Exchange		263,499	25,868	105,107	8,831
AMEC Partners Korea Ltd.		1,135	4	1	(53)
Hyundai Energy Co., Ltd.		474,939	511,486	92,992	(43,317)
Ecollite Co., Ltd.		2,052	352	—	(121)
Taebaek Wind Power Co., Ltd.		39,227	17,953	7,056	2,312
Taeback Guinemi Wind Power Co., Ltd.		12,369	12	—	(140)
Pyeongchang Wind Power Co., Ltd.		77,152	60,606	11,907	3,038
Daeryun Power Co., Ltd.		779,258	655,377	156,508	(23,978)
Changjuk Wind Power Co., Ltd.		35,794	10,745	6,981	2,317
KNH Solar Co., Ltd.		24,432	16,215	3,947	628
SPC Power Corporation		137,586	—	68,149	37,395
Gemeng International Energy Co., Ltd.		6,496,294	4,584,608	1,334,833	21,769
PT. Cirebon Electric Power		903,429	549,212	280,452	38,448
KNOC Nigerian East Oil Co., Ltd.		241,808	329,639	—	(10,754)
KNOC Nigerian West Oil Co., Ltd.		147,185	227,588	—	(9,768)
PT Wampu Electric Power		212,095	148,177	779	8,114
PT. Bayan Resources TBK		908,106	556,881	811,515	243,621
S-Power Co., Ltd.		859,633	617,224	489,042	(14,470)
Pioneer Gas Power Limited		339,271	296,898	8,215	(27,796)
Eurasia Energy Holdings		548	978	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		858,789	607,462	—	(16,677)
Hadong Mineral Fiber Co., Ltd.		203	231	—	(260)
Green Biomass Co., Ltd.		6,379	4,018	2,337	(956)
PT. Mutiara Jawa		27,098	29,670	13,574	3,455
Samcheok Eco Materials Co., Ltd.		23,729	270	15	(541)
Noeul Green Energy Co., Ltd.		127,980	120,852	43,099	2,932
Naepo Green Energy Co., Ltd.		121,375	71,945	5,696	(5,603)
Goseong Green Energy Co., Ltd.		1,081,238	841,330	—	(5,811)
Gangneung Eco Power Co., Ltd.		186,765	20,344	—	(3,407)
Shin Pyeongtaek Power Co., Ltd.		175,870	90,662	—	(4,585)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,782	2,120	451	22
Dongducheon Dream Power Co., Ltd.		1,575,175	1,365,845	813,440	(33,740)
Jinbhuvish Power Generation Pvt. Ltd.		66,047	13,640	—	—
SE Green Energy Co., Ltd.		7,278	—	—	(103)
Daegu Photovoltaic Co., Ltd.		17,262	11,339	3,714	1,263
Jeongam Wind Power Co., Ltd.		67,427	58,019	—	(580)
Korea Power Engineering Service Co., Ltd.		15,738	3,121	22,283	3,783
Busan Green Energy Co., Ltd.		193,253	167,864	34,280	9,946
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,648	16,462	—	(6,109)
Korea Electric Vehicle Charging Service		14,650	8,404	8,399	(1,295)
Ulleungdo Natural Energy Co., Ltd.		25,842	4,501	—	(1,758)
Korea Nuclear Partners Co., Ltd.		2,033	711	1,345	465
Tamra Offshore Wind Power Co., Ltd.		163,740	132,036	4,392	(191)
Korea Electric Power Corporation Fund		49,170	265	666	(2,213)
Energy Infra Asset Management Co., Ltd.		5,240	431	5,807	2,203
Daegu clean Energy Co., Ltd.		252	212	—	(460)
YaksuESS Co., Ltd		7,105	6,437	381	(6)
Nepal Water & Energy Development Company Private Limited		58,121	11,670	—	(968)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Gwangyang Green Energy Co., Ltd.	~~W~~	20,165	11,393	—	(1,139)
PND solar., Ltd		10,508	6,729	—	(406)
<Joint ventures>
KEPCO-Uhde Inc.		515	7	—	(86)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		138,463	70,309	17,776	2,149
Shuweihat Asia Power Investment B.V.		32,001	10	—	(170)
Shuweihat Asia Operation & Maintenance Company		1,220	14	2,580	1,918
Waterbury Lake Uranium L.P.		55,563	250	—	—
ASM-BG Investicii AD		87,110	44,706	12,611	(262)
RES Technology AD		71,595	42,845	7,793	2,164
KV Holdings, Inc.		4,795	—	671	677
KEPCO SPC Power Corporation		318,911	30,222	186,725	57,364
Gansu Datang Yumen Wind Power Co., Ltd.		81,960	54,859	6,938	(3,253)
Datang Chifeng Renewable Power Co., Ltd.		762,605	334,843	113,329	35,294
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,913	33,264	8,442	2,094
Rabigh Electricity Company		2,364,522	1,936,403	287,105	78,948
Rabigh Operation & Maintenance Company Limited		19,992	10,025	22,668	5,668
Jamaica Public Service Company Limited		1,276,279	752,617	946,365	24,601
KW Nuclear Components Co., Ltd.		25,693	10,221	6,486	1,493
Busan Shinho Solar Power Co., Ltd.		47,959	30,573	7,984	2,383
GS Donghae Electric Power Co., Ltd.		2,179,465	1,530,266	351,814	43,180
Global Trade Of Power System Co., Ltd.		3,576	1,586	4,079	365
Expressway Solar-light Power Generation Co., Ltd.		19,143	10,651	3,018	643
KODE NOVUS I LLC		755	108,132	14	(8,117)
KODE NOVUS II LLC		292	47,683	—	(6,018)
Daejung Offshore Wind Power Co., Ltd.		6,193	243	—	(493)
Amman Asia Electric Power Company		759,114	516,174	18,034	33,514
KAPES, Inc.		70,679	56,021	129,962	5,397
Dangjin Eco Power Co., Ltd.		163,197	521	—	(2,182)
Honam Wind Power Co., Ltd.		39,675	24,951	5,961	1,166
Chun-cheon Energy Co., Ltd.		699,652	538,733	164,294	(8,145)
Yeonggwangbaeksu Wind Power Co., Ltd.		94,810	76,621	11,124	297
Nghi Son 2 Power Ltd.		741	376	—	(2,068)
Kelar S.A		613,293	513,101	90,435	17,590
PT. Tanjung Power Indonesia		374,702	369,627	209,923	6,219
Incheon New Power Co., Ltd.		7,194	5,059	2,972	184
Seokmun Energy Co., Ltd.		247,735	200,197	35,135	(3,939)
Daehan Wind Power PSC		928	1,752	—	(904)
Barakah One Company		17,574,885	17,571,409	—	(1,358)
Nawah Energy Company		1,459	23	—	(11)
MOMENTUM		5,028	3,854	11,555	939
Daegu Green Power Co., Ltd.		602,809	531,103	256,359	(17,700)
Yeonggwang Wind Power Co., Ltd.		212,802	176,062	—	(62)
Chester Solar IV SpA		11,660	9,626	331	151
Chester Solar V SpA		2,081	1,569	—	(49)
Diego de Almagro Solar SpA		8,266	5,830	—	(103)
South Jamaica Power Company Limited		153,958	120,436	—	(755)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,927,836	30,541,350	21,108,116	(673,558)
Korea Electric Power Industrial Development Co., Ltd.		144,346	73,742	304,067	17,187
YTN Co., Ltd.		304,536	126,324	130,690	2,051
Cheongna Energy Co., Ltd.		469,843	447,216	46,484	(16,127)
Gangwon Wind Power Co., Ltd.		102,550	15,753	22,774	8,133
Hyundai Green Power Co., Ltd.		1,151,975	751,981	469,547	38,743
Korea Power Exchange		255,533	32,295	101,222	15,087
AMEC Partners Korea Ltd.		1,216	32	103	(25)
Hyundai Energy Co., Ltd.		505,979	499,205	61,813	(45,800)
Ecollite Co., Ltd.		2,157	336	—	(105)
Taebaek Wind Power Co., Ltd.		43,162	24,162	5,741	(2,796)
Taeback Guinemi Wind Power Co., Ltd.		12,523	1	—	(106)
Pyeongchang Wind Power Co., Ltd.		75,440	61,909	3,997	(45)
Daeryun Power Co., Ltd.		793,283	644,930	249,558	(32,291)
Changjuk Wind Power Co., Ltd.		37,878	15,162	5,782	1,739
KNH Solar Co., Ltd.		25,878	18,199	4,006	638
SPC Power Corporation		191,562	42,042	73,674	42,617
Gemeng International Energy Co., Ltd.		5,822,879	3,821,905	1,233,972	66,370
PT. Cirebon Electric Power		988,975	637,491	265,813	114,653
KNOC Nigerian East Oil Co., Ltd.		272,964	358,211	—	(7,051)
KNOC Nigerian West Oil Co., Ltd.		165,396	243,713	—	(6,562)
PT Wampu Electric Power		222,004	171,595	19,260	7,550
PT. Bayan Resources TBK		945,436	845,963	593,441	402
S-Power Co., Ltd.		886,841	629,992	453,606	(14,885)
Pioneer Gas Power Limited		345,791	276,978	14,353	396
Eurasia Energy Holdings		618	1,103	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		772,699	543,472	—	6,458
Hadong Mineral Fiber Co., Ltd.		—	20	—	—
Green Biomass Co., Ltd.		9,336	9,001	2,892	(972)
PT. Mutiara Jawa		28,104	34,671	7,175	(1,361)
Samcheok Eco Materials Co., Ltd.		24,143	254	—	(1,945)
Noeul Green Energy Co., Ltd.		115,062	110,866	203	(1,155)
Naepo Green Energy Co., Ltd.		104,029	2,276	4,912	(5,230)
Goseong Green Energy Co., Ltd.		356,546	110,753	—	(5,489)
Gangneung Eco Power Co., Ltd.		176,805	6,503	—	(3,494)
Shin Pyeongtaek Power Co., Ltd.		54,174	60,518	—	(3,291)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,937	2,297	427	(47)
DS POWER Co., Ltd.		726,699	618,793	276,324	(10,031)
Dongducheon Dream Power Co., Ltd.		1,670,945	1,427,773	946,379	(27,936)
KS Solar Co., Ltd.		27,213	24,035	4,152	(79)
Jinbhuvish Power Generation Pvt. Ltd.		70,273	14,513	—	(950)
SE Green Energy Co., Ltd.		7,381	—	—	(103)
Daegu Photovoltaic Co., Ltd.		18,909	13,047	3,317	739
Jeongam Wind Power Co., Ltd.		13,199	3,199	—	(1,496)
Korea Power Engineering Service Co., Ltd.		13,401	3,713	27,394	3,463
Busan Green Energy Co., Ltd.		147,843	100,247	—	(2,444)
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		11,340	12,037	—	(5,489)
Korea Electric Vehicle Charging Service		10,545	6,604	5,177	(1,225)
Ulleungdo Natural Energy Co., Ltd.		24,836	1,738	—	(1,730)
Korea Nuclear Partners Co., Ltd.		1,363	507	372	(140)
Tamra Offshore Wind Power Co., Ltd.		127,880	101,900	983	(6,307)
Korea Electric Power Corporation Fund		51,970	128	3	(647)
Energy Infra Asset Management Co., Ltd.		2,779	160	32	(381)
Daegu clean Energy Co., Ltd.		500	—	—	—
YaksuESS Co., Ltd		6,474	5,801	—	(48)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Nepal Water & Energy Development Company Private Limited	~~W~~	43,788	10,477	—	(703)
<Joint ventures>
KEPCO-Uhde Inc.		624	33	—	(16,855)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		142,684	72,086	18,628	3,462
Shuweihat Asia Power Investment B.V.		282	4	—	12,380
Shuweihat Asia Operation & Maintenance Company		1,016	13	2,388	1,723
Waterbury Lake Uranium L.P.		56,181	47	—	—
ASM-BG Investicii AD		79,898	36,921	12,604	3,105
RES Technology AD		68,553	41,389	7,798	(139)
KV Holdings, Inc.		5,245	1	—	1,072
KEPCO SPC Power Corporation		448,069	121,783	165,046	63,689
Canada Korea Uranium Limited Partnership		285	144	—	(59)
Gansu Datang Yumen Wind Power Co., Ltd.		89,517	57,464	4,263	(6,815)
Datang Chifeng Renewable Power Co., Ltd.		813,804	397,344	99,795	19,042
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		62,600	35,493	8,742	2,505
Rabigh Electricity Company		2,691,654	2,258,772	278,431	37,791
Rabigh Operation & Maintenance Company Limited		25,032	13,965	25,607	4,870
Jamaica Public Service Company Limited		1,291,008	659,296	827,298	25,324
KW Nuclear Components Co., Ltd.		26,417	11,990	26,481	9,452
Busan Shinho Solar Power Co., Ltd.		47,789	32,533	6,770	1,247
GS Donghae Electric Power Co., Ltd.		1,952,297	1,346,568	19,851	16,396
Global Trade Of Power System Co., Ltd.		1,661	18	2,667	205
Expressway Solar-light Power Generation Co., Ltd.		20,790	12,710	3,395	960
KODE NOVUS I LLC		14,286	104,252	2,362	(50,151)
KODE NOVUS II LLC		3,236	50,267	810	(22,582)
Daejung Offshore Wind Power Co., Ltd.		6,076	34	—	(675)
Amman Asia Electric Power Company		881,164	624,590	13,631	29,684
KAPES, Inc.		145,576	136,247	31,852	456
Dangjin Eco Power Co., Ltd.		149,926	1,001	—	(2,023)
Honam Wind Power Co., Ltd.		41,614	26,375	6,776	2,171
Chun-cheon Energy Co., Ltd.		548,306	379,113	—	(3,684)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,773	81,881	11,208	(26)
Nghi Son 2 Power Ltd.		757	302	—	(1,481)
Kelar S.A		617,803	712,124	—	(4,109)
PT. Tanjung Power Indonesia		203,051	197,491	122,583	3,821
Incheon New Power Co., Ltd.		7,902	5,961	2,985	168
Seokmun Energy Co., Ltd.		235,905	234,556	—	(543)
Daehan Wind Power PSC		750	714	—	(523)
Barakah One Company		17,117,338	17,116,680	—	—
Nawah Energy Company		1,645	—	—	—
MOMENTUM		2,749	2,547	2,886	194
Daegu Green Power Co., Ltd.		636,438	547,017	265,621	(3,981)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2017 and 2016 are as follows:

In millions of won

2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,140,414	21.57%	1,755,887	—	—	(137,019)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		75,303	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		189,568	21.43%	40,624	—	(18)	—	40,606
Cheongna Energy Co., Ltd.		13,423	43.90%	5,893	2,584	(140)	—	8,337
Gangwon Wind Power Co., Ltd.		92,038	15.00%	13,806	—	—	49	13,855
Hyundai Green Power Co., Ltd.		395,883	29.00%	114,806	—	—	—	114,806
Korea Power Exchange		237,631	100.00%	237,631	—	—	—	237,631
AMEC Partners Korea Ltd.		1,131	19.00%	215	—	—	—	215
Hyundai Energy Co., Ltd.		(36,547)	46.30%	(16,921)	—	(1,037)	17,958	—
Ecollite Co., Ltd.		1,700	36.10%	614	—	—	(614)	—
Taebaek Wind Power Co., Ltd.		21,274	25.00%	5,319	—	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		12,357	25.00%	3,089	—	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		16,546	25.00%	4,136	—	—	—	4,136
Daeryun Power Co., Ltd.		123,881	19.45%	24,095	1,014	—	4	25,113
Changjuk Wind Power Co., Ltd.		25,049	30.00%	7,515	—	—	—	7,515
KNH Solar Co., Ltd.		8,217	27.00%	2,218	—	—	—	2,218
SPC Power Corporation		137,586	38.00%	52,283	—	—	—	52,283
Gemeng International Energy Co., Ltd.		1,911,686	34.00%	649,973	—	—	—	649,973
PT. Cirebon Electric Power		354,217	27.50%	97,410	—	—	—	97,410
KNOC Nigerian East Oil Co., Ltd.		(87,831)	14.63%	(12,850)	—	—	12,850	—
KNOC Nigerian West Oil Co., Ltd.		(80,403)	14.63%	(11,763)	—	—	11,763	—
PT Wampu Electric Power		63,918	46.00%	29,403	—	—	—	29,403
PT. Bayan Resources TBK		351,225	20.00%	70,245	482,109	—	(100,523)	451,831
S-Power Co., Ltd.		242,409	49.00%	118,780	—	(1,835)	—	116,945
Pioneer Gas Power Limited		42,373	38.50%	16,314	22,278	—	67	38,659
Eurasia Energy Holdings		(430)	40.00%	(172)	—	—	172	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		251,327	25.00%	62,832	74	(838)	(289)	61,779
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		2,361	8.80%	208	—	—	—	208
PT. Mutiara Jawa		(2,572)	29.00%	(746)	—	—	746	—
Samcheok Eco Materials Co., Ltd.		23,459	2.35%	551	—	—	(551)	—
Noeul Green Energy Co., Ltd.		7,128	29.00%	2,067	—	—	—	2,067
Naepo Green Energy Co., Ltd.		49,430	41.67%	20,598	—	—	—	20,598
Goseong Green Energy Co., Ltd.		239,908	1.12%	2,676	—	(79)	—	2,597
Gangneung Eco Power Co., Ltd.		166,421	1.61%	2,681	—	(98)	—	2,583
Shin Pyeongtaek Power Co., Ltd.		85,208	40.00%	34,083	7,808	(6,988)	—	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		662	28.00%	185	—	—	2	187
Dongducheon Dream Power Co., Ltd.		209,330	33.61%	70,356	—	(4,409)	(12,714)	53,233
Jinbhuvish Power Generation Pvt. Ltd.		52,407	5.16%	2,704	—	—	(2,704)	—
SE Green Energy Co., Ltd.		7,278	47.76%	3,476	—	—	—	3,476
Daegu Photovoltaic Co., Ltd.		5,923	29.00%	1,718	—	—	—	1,718
Jeongam Wind Power Co., Ltd.		9,408	40.00%	3,763	—	—	—	3,763
Korea Power Engineering Service Co., Ltd.		12,617	29.00%	3,659	—	—	—	3,659
Busan Green Energy Co., Ltd.		25,389	29.00%	7,363	—	—	—	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(6,814)	18.87%	(1,286)	—	—	1,286	—
Korea Electric Vehicle Charging Service		6,246	28.00%	1,749	—	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		21,341	29.85%	6,370	—	—	—	6,370
Korea Nuclear Partners Co., Ltd.		1,322	29.00%	383	—	—	—	383
Tamra Offshore Wind Power Co., Ltd.		31,704	27.00%	8,560	—	—	—	8,560
Korea Electric Power Corporation Fund		48,905	98.09%	47,971	—	—	3	47,974
Energy Infra Asset Management Co., Ltd.		4,809	9.90%	476	—	—	—	476
Daegu clean Energy Co., Ltd.		40	28.00%	11	—	—	—	11

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2017 and 2016 are as follows, continued:

In millions of won

2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
YaksuESS Co., Ltd	~~W~~	668	29.00%	193	—	—	1	194
Nepal Water & Energy Development Company Private Limited		46,451	62.13%	28,860	972	—	666	30,498
Gwangyang Green Energy Co., Ltd.		8,772	20.00%	1,754	18	—	—	1,772
PND solar., Ltd		3,779	29.00%	1,096	154	—	—	1,250
<Joint ventures>
KEPCO-Uhde Inc.		508	50.85%	258	—	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,154	40.00%	27,262	—	—	—	27,262
Shuweihat Asia Power Investment B.V.		31,991	49.00%	15,675	—	—	—	15,675
Shuweihat Asia Operation & Maintenance Company		1,206	55.00%	663	—	—	—	663
Waterbury Lake Uranium L.P.		55,313	35.76%	19,780	—	—	1	19,781
ASM-BG Investicii AD		42,404	50.00%	21,202	—	—	—	21,202
RES Technology AD		28,750	50.00%	14,375	—	—	—	14,375
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		288,689	75.20%	217,094	—	—	—	217,094
Gansu Datang Yumen Wind Power Co., Ltd.		27,101	40.00%	10,840	—	—	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		427,762	40.00%	171,105	—	—	(50)	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,649	40.00%	11,060	—	—	—	11,060
Rabigh Electricity Company		428,119	40.00%	171,248	—	(70,978)	(914)	99,356
Rabigh Operation & Maintenance Company Limited		9,967	40.00%	3,987	—	—	—	3,987
Jamaica Public Service Company Limited		523,662	40.00%	209,464	(80,161)	—	91,850	221,153
KW Nuclear Components Co., Ltd.		15,472	45.00%	6,962	—	—	(259)	6,703
Busan Shinho Solar Power Co., Ltd.		17,386	25.00%	4,346	—	—	—	4,346
GS Donghae Electric Power Co., Ltd.		649,199	34.00%	220,727	—	—	—	220,727
Global Trade Of Power System Co., Ltd.		1,990	29.00%	577	—	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		8,492	29.00%	2,463	—	—	—	2,463
KODE NOVUS I LLC		(107,377)	50.00%	(53,689)	—	—	53,689	—
KODE NOVUS II LLC		(47,391)	50.00%	(23,696)	—	—	23,696	—
Daejung Offshore Wind Power Co., Ltd.		5,950	49.90%	2,969	—	—	—	2,969
Amman Asia Electric Power Company		242,940	60.00%	145,764	—	—	(88)	145,676
KAPES, Inc.		14,658	51.00%	7,476	—	—	—	7,476
Dangjin Eco Power Co., Ltd.		162,676	34.00%	55,310	2,618	—	—	57,928
Honam Wind Power Co., Ltd.		14,724	29.00%	4,270	32	—	—	4,302
Chun-cheon Energy Co., Ltd.		160,919	29.90%	48,115	3	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		18,189	15.00%	2,728	6	—	—	2,734
Nghi Son 2 Power Ltd.		365	50.00%	183	—	—	—	183
Kelar S.A		100,192	65.00%	65,125	2,424	—	(316)	67,233
PT. Tanjung Power Indonesia		5,075	35.00%	1,776	—	—	—	1,776
Incheon New Power Co., Ltd.		2,135	29.00%	619	—	—	—	619
Seokmun Energy Co., Ltd.		47,538	29.00%	13,786	—	—	—	13,786
Daehan Wind Power PSC		(824)	50.00%	(412)	—	—	412	—
Barakah One Company		3,476	18.00%	626	—	—	—	626
Nawah Energy Company		1,436	18.00%	258	—	—	—	258
MOMENTUM		1,174	33.33%	391	—	—	—	391
Daegu Green Power Co., Ltd.		71,706	29.00%	20,795	—	84	21,512	42,391
Yeonggwang Wind Power Co., Ltd.		36,740	41.00%	15,063	231	—	—	15,294
Chester Solar IV SpA		2,034	81.82%	1,664	—	—	36	1,700
Chester Solar V SpA		512	81.82%	419	—	—	106	525
Diego de Almagro Solar SpA		2,436	81.82%	1,993	—	—	98	2,091
South Jamaica Power Company Limited		33,522	20.00%	6,704	—	—	—	6,704

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,386,486	21.57%	2,024,665	—	—	(90,788)	1,933,877
Korea Electric Power Industrial Development Co., Ltd.		70,604	29.00%	20,475	—	—	—	20,475
YTN Co., Ltd.		178,212	21.43%	38,191	—	(30)	(5)	38,156
Cheongna Energy Co., Ltd.		22,627	43.90%	9,933	2,584	(144)	—	12,373
Gangwon Wind Power Co., Ltd.		86,797	15.00%	13,020	—	—	49	13,069
Hyundai Green Power Co., Ltd.		399,994	29.00%	115,998	—	—	—	115,998
Korea Power Exchange		223,238	100.00%	223,238	—	—	—	223,238
AMEC Partners Korea Ltd.		1,184	19.00%	225	—	—	—	225
Hyundai Energy Co., Ltd.		6,774	46.30%	3,136	—	(1,079)	(1,026)	1,031
Ecollite Co., Ltd.		1,821	36.10%	657	—	—	(657)	—
Taebaek Wind Power Co., Ltd.		19,000	25.00%	4,750	—	—	—	4,750
Taeback Guinemi Wind Power Co., Ltd.		12,522	25.00%	3,131	—	—	—	3,131
Pyeongchang Wind Power Co., Ltd.		13,531	25.00%	3,383	—	—	—	3,383
Daeryun Power Co., Ltd.		148,353	19.45%	28,855	1,014	—	4	29,873
Changjuk Wind Power Co., Ltd.		22,716	30.00%	6,815	—	—	115	6,930
KNH Solar Co., Ltd.		7,679	27.00%	2,073	—	—	—	2,073
SPC Power Corporation		149,520	38.00%	56,818	—	—	—	56,818
Gemeng International Energy Co., Ltd.		2,000,974	34.00%	680,331	—	—	(266)	680,065
PT. Cirebon Electric Power		351,484	27.50%	96,658	—	—	—	96,658
KNOC Nigerian East Oil Co., Ltd.		(85,247)	14.63%	(12,472)	—	—	12,472	—
KNOC Nigerian West Oil Co., Ltd.		(78,317)	14.63%	(11,458)	—	—	11,458	—
PT Wampu Electric Power		50,409	46.00%	23,188	—	—	—	23,188
PT. Bayan Resources TBK		99,473	20.00%	19,895	482,109	—	(99,337)	402,667
S-Power Co., Ltd.		256,849	49.00%	125,856	—	(1,944)	—	123,912
Pioneer Gas Power Limited		68,813	40.00%	27,525	23,147	—	68	50,740
Eurasia Energy Holdings		(485)	40.00%	(194)	—	—	194	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		229,227	25.00%	57,307	(4,802)	(672)	(289)	51,544
Hadong Mineral Fiber Co., Ltd.		(20)	25.00%	(5)	—	—	5	—
Green Biomass Co., Ltd.		335	14.00%	47	—	—	—	47
PT. Mutiara Jawa		(6,567)	29.00%	(1,904)	70	—	1,834	—
Samcheok Eco Materials Co., Ltd.		23,889	2.35%	561	—	—	(561)	—
Noeul Green Energy Co., Ltd.		4,196	29.00%	1,217	—	—	—	1,217
Naepo Green Energy Co., Ltd.		101,753	25.00%	25,438	—	—	—	25,438
Goseong Green Energy Co., Ltd.		245,793	1.12%	2,742	—	(79)	—	2,663
Gangneung Eco Power Co., Ltd.		170,302	1.61%	2,744	—	(98)	—	2,646
Shin Pyeongtaek Power Co., Ltd.		(6,344)	40.00%	(2,538)	—	(3,380)	5,918	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.		640	28.00%	179	—	—	2	181
DS POWER Co., Ltd.		107,906	14.44%	15,582	—	(7,302)	(1,090)	7,190
Dongducheon Dream Power Co., Ltd.		243,172	33.61%	81,730	—	(4,768)	(30,086)	46,876
KS Solar Co., Ltd.		3,178	19.00%	604	—	—	—	604
Jinbhuvish Power Generation Pvt. Ltd.		55,760	5.16%	2,877	—	—	(2,877)	—
SE Green Energy Co., Ltd.		7,381	47.76%	3,525	—	—	—	3,525
Daegu Photovoltaic Co., Ltd.		5,862	29.00%	1,700	—	—	—	1,700
Jeongam Wind Power Co., Ltd.		10,000	40.00%	4,000	—	—	—	4,000
Korea Power Engineering Service Co., Ltd.		9,688	29.00%	2,810	—	—	—	2,810
Busan Green Energy Co., Ltd.		47,596	29.00%	13,803	—	—	—	13,803
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(697)	18.87%	(132)	—	—	132	—
Korea Electric Vehicle Charging Service		3,941	28.00%	1,103	—	—	—	1,103
Ulleungdo Natural Energy Co., Ltd.		23,098	29.85%	6,895	—	—	(1)	6,894
Korea Nuclear Partners Co., Ltd.		856	29.00%	248	—	—	—	248
Tamra Offshore Wind Power Co., Ltd.		25,980	27.00%	7,015	—	—	—	7,015
Korea Electric Power Corporation Fund		51,842	98.09%	50,852	—	—	4	50,856

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2017 and 2016 are as follows, continued:

In millions of won

2016
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Energy Infra Asset Management Co., Ltd.	~~W~~	2,619	9.90%	259	—	—	—	259
Daegu clean Energy Co., Ltd.		500	28.00%	140	—	—	—	140
YaksuESS Co., Ltd.		673	29.00%	195	—	—	1	196
Nepal Water & Energy Development Company Private Limited		33,311	52.77%	17,578	972	—	117	18,667
<Joint ventures>
KEPCO-Uhde Inc.		591	50.85%	301	—	—	—	301
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,598	40.00%	28,239	—	—	—	28,239
Shuweihat Asia Power Investment B.V.		278	49.00%	136	—	—	(136)	—
Shuweihat Asia Operation & Maintenance Company		1,003	55.00%	552	—	—	(102)	450
Waterbury Lake Uranium L.P.		56,134	36.97%	20,753	—	—	561	21,314
ASM-BG Investicii AD		42,977	50.00%	21,489	—	—	(1)	21,488
RES Technology AD		27,164	50.00%	13,582	—	—	—	13,582
KV Holdings, Inc.		5,244	40.00%	2,098	—	—	—	2,098
KEPCO SPC Power Corporation		326,286	75.20%	245,367	—	—	—	245,367
Canada Korea Uranium Limited Partnership		141	12.50%	18	—	—	(18)	—
Gansu Datang Yumen Wind Power Co., Ltd.		32,053	40.00%	12,821	—	—	—	12,821
Datang Chifeng Renewable Power Co., Ltd.		416,460	40.00%	166,584	—	—	(49)	166,535
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,107	40.00%	10,843	—	—	—	10,843
Rabigh Electricity Company		432,882	40.00%	173,153	—	(75,311)	(40)	97,802
Rabigh Operation & Maintenance Company Limited		11,067	40.00%	4,427	—	—	—	4,427
Jamaica Public Service Company Limited		631,712	40.00%	252,685	(80,161)	—	76,929	249,453
KW Nuclear Components Co., Ltd.		14,427	45.00%	6,492	90	—	551	7,133
Busan Shinho Solar Power Co., Ltd.		15,256	25.00%	3,814	—	—	—	3,814
GS Donghae Electric Power Co., Ltd.		605,729	34.00%	205,948	—	—	—	205,948
Global Trade Of Power System Co., Ltd.		1,643	29.00%	476	—	—	1	477
Expressway Solar-light Power Generation Co., Ltd.		8,080	29.00%	2,343	—	—	—	2,343
KODE NOVUS I LLC		(89,966)	50.00%	(44,983)	4,732	—	40,251	—
KODE NOVUS II LLC		(47,031)	50.00%	(23,516)	—	—	23,516	—
Daejung Offshore Wind Power Co., Ltd.		6,042	49.90%	3,015	—	—	—	3,015
Amman Asia Electric Power Company		256,574	60.00%	153,944	—	—	(87)	153,857
KAPES, Inc.		9,329	51.00%	4,758	—	—	—	4,758
Dangjin Eco Power Co., Ltd.		148,925	34.00%	50,635	2,618	—	—	53,253
Honam Wind Power Co., Ltd.		15,239	29.00%	4,419	32	—	—	4,451
Chun-cheon Energy Co., Ltd.		169,193	29.90%	50,589	3	—	—	50,592
Yeonggwangbaeksu Wind Power Co., Ltd.		17,892	15.00%	2,684	5	—	—	2,689
Nghi Son 2 Power Ltd.		455	50.00%	228	—	—	1	229
Kelar S.A		(94,321)	65.00%	(61,309)	2,424	—	58,885	—
PT. Tanjung Power Indonesia		5,560	35.00%	1,946	—	—	—	1,946
Incheon New Power Co., Ltd.		1,941	29.00%	563	—	—	—	563
Seokmun Energy Co., Ltd.		1,349	29.00%	391	—	—	—	391
Daehan Wind Power PSC		36	50.00%	18	—	—	(2)	16
Barakah One Company		658	18.00%	118	—	—	(2)	116
Nawah Energy Company		1,645	18.00%	296	—	—	(6)	290
MOMENTUM		202	33.33%	67	—	—	—	67
Daegu Green Power Co., Ltd.		89,421	29.00%	25,932	84	—	21,512	47,528

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2017 and 2016, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2017			2016
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Shin Pyeongtaek Power Co., Ltd.	~~W~~	(2,537)	—	1,211	2,537
Seokmun Energy Co., Ltd.		—	—	(205)	—
Kelar S.A		(61,309)	—	43,920	61,309
Hadong Mineral Fiber Co., Ltd.		(3)	2	—	5
PT. Mutiara Jawa		(1,159)	746	554	1,905
Eurasia Energy Holdings		(22)	172	6	194
KODE NOVUS I LLC		8,706	53,689	22,194	44,983
KODE NOVUS II LLC		181	23,696	12,340	23,515
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		1,154	1,286	132	132
Daehan Wind Power PSC		412	412	—	—

(7)	As of December 31, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i) Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii) Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii) Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv) Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2017, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

(v) Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi) Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii) Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(viii) Hyundai Green Power Co., Ltd.

As of December 31, 2017, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	13,318,542	(21,968)	—	—	13,296,574
Buildings		18,777,678	(63,539)	(6,722,376)	(1,776)	11,989,987
Structures		66,184,484	(196,414)	(22,071,667)	(8,039)	43,908,364
Machinery		75,826,292	(183,188)	(28,904,982)	(45,512)	46,692,610
Ships		4,175	—	(3,772)	—	403
Vehicles		276,425	(6,322)	(195,260)	(127)	74,716
Equipment		1,440,870	(761)	(1,020,192)	(6)	419,911
Tools		1,010,537	(1,027)	(809,842)	(32)	199,636
Construction-in-progress		25,610,649	(49,084)	—	(38,108)	25,523,457
Finance lease assets		2,390,680	(27)	(2,093,001)	—	297,652
Asset retirement costs		9,395,821	—	(3,356,337)	—	6,039,484
Others		11,247,021	—	(8,807,401)	—	2,439,620

	~~W~~	225,483,174	(522,330)	(73,984,830)	(93,600)	150,882,414

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

In millions of won	2016
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	12,969,741	(3,204)	—	—	12,966,537
Buildings		17,722,326	(61,188)	(5,936,849)	(853)	11,723,436
Structures		63,291,437	(197,641)	(19,959,839)	(1,183)	43,132,774
Machinery		67,769,168	(111,064)	(24,344,832)	(2,391)	43,310,881
Ships		4,175	—	(3,625)	—	550
Vehicles		247,751	(107)	(176,781)	—	70,863
Equipment		1,270,660	(732)	(894,265)	—	375,663
Tools		921,115	(430)	(742,083)	—	178,602
Construction-in-progress		27,334,368	(135,807)	—	(38,108)	27,160,453
Finance lease assets		2,390,779	—	(1,984,426)	—	406,353
Asset retirement costs		7,129,771	—	(3,064,359)	—	4,065,412
Others		10,361,294	—	(8,009,762)	—	2,351,532

	~~W~~	211,412,585	(510,173)	(65,116,821)	(42,535)	145,743,056

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment and others during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	12,969,741	32,773	(8,961)	—	—	324,989	13,318,542
(Government grants)		(3,204)	—	5	—	—	(18,769)	(21,968)
Buildings		11,784,624	40,592	(19,715)	(794,804)	(923)	1,043,752	12,053,526
(Government grants)		(61,188)	(900)	28	5,996	—	(7,475)	(63,539)
Structures		43,330,415	428	(519,366)	(2,421,168)	(6,856)	3,721,325	44,104,778
(Government grants)		(197,641)	—	1,905	10,011	—	(10,689)	(196,414)
Machinery		43,421,945	421,892	(242,428)	(4,821,595)	(43,121)	8,139,105	46,875,798
(Government grants)		(111,064)	(10,834)	489	17,390	—	(79,169)	(183,188)
Ships		550	—	—	(147)	—	—	403
Vehicles		70,970	3,447	(174)	(34,236)	(127)	41,158	81,038
(Government grants)		(107)	(107)	14	1,070	—	(7,192)	(6,322)
Equipment		376,395	53,529	(413)	(158,614)	(6)	149,781	420,672
(Government grants)		(732)	(43)	—	454	—	(440)	(761)
Tools		179,032	30,990	(166)	(74,909)	(32)	65,748	200,663
(Government grants)		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		27,296,260	11,996,508	(6,487)	—	—	(13,713,740)	25,572,541
(Government grants)		(135,807)	(42,728)	—	—	—	129,451	(49,084)
Finance lease assets		406,353	—	(29,696)	(107,390)	—	28,412	297,679
(Government grants)		—	—	—	1	—	(28)	(27)
Asset retirement costs		4,065,412	—	—	(518,565)	—	2,492,637	6,039,484
Others		2,351,532	10,411	(28)	(762,711)	—	840,416	2,439,620

	~~W~~	145,743,056	12,535,958	(824,993)	(9,658,863)	(51,065)	3,138,321	150,882,414

(*)	Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	12,396,460	13,973	(52,569)	—	—	611,877	12,969,741
(Government grants)		(3,147)	—	14	—	—	(71)	(3,204)
Buildings		9,676,432	—	(9,020)	(676,866)	—	2,794,078	11,784,624
(Government grants)		(63,932)	—	731	5,299	—	(3,286)	(61,188)
Structures		40,258,162	455	(524,310)	(2,233,333)	—	5,829,441	43,330,415
(Government grants)		(193,119)	—	2,597	9,491	—	(16,610)	(197,641)
Machinery		36,864,749	193,017	(243,757)	(4,353,596)	—	10,961,532	43,421,945
(Government grants)		(108,935)	(33)	1,210	12,272	—	(15,578)	(111,064)
Ships		786	—	—	(281)	—	45	550
Vehicles		60,472	2,493	(34)	(27,615)	—	35,654	70,970
(Government grants)		(29)	(58)	—	25	—	(45)	(107)
Equipment		310,571	67,134	(323)	(128,084)	—	127,097	376,395
(Government grants)		(1,026)	—	—	452	—	(158)	(732)
Tools		160,630	27,856	(327)	(69,842)	—	60,715	179,032
(Government grants)		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		35,267,026	11,752,352	(94,443)	—	—	(19,628,675)	27,296,260
(Government grants)		(139,898)	(28,434)	—	—	—	32,525	(135,807)
Finance lease assets		511,509	34	(31)	(96,254)	—	(8,905)	406,353
Asset retirement costs		4,106,087	—	—	(509,310)	—	468,635	4,065,412
Others		2,259,244	—	(9)	(813,248)	—	905,545	2,351,532

	~~W~~	141,361,351	12,028,789	(920,271)	(8,880,595)	—	2,153,782	145,743,056

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

19.	Investment Properties

(1)	Investment properties as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	264,205	—	—	264,205
Buildings		36,165	(83)	(15,573)	20,509

	~~W~~	300,370	(83)	(15,573)	284,714

In millions of won	2016
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	336,421	—	—	336,421
Buildings		29,168	(64)	(11,845)	17,259

	~~W~~	365,589	(64)	(11,845)	353,680

(2)	Changes in investment properties for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	336,421	—	(72,216)	264,205
Buildings		17,323	(1,178)	4,447	20,592
(Government grants)		(64)	2	(21)	(83)

	~~W~~	353,680	(1,176)	(67,790)	284,714

In millions of won	2016
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	253,960	—	82,461	336,421
Buildings		15,963	(679)	2,039	17,323
(Government grants)		(13)	1	(52)	(64)

	~~W~~	269,910	(678)	84,448	353,680

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Rental income	~~W~~	9,581	9,460
Operating and maintenance expenses related to rental income		(1,172)	(678)

	~~W~~	8,409	8,782

(4)	Fair value of investment properties as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Book value		Fair value	Book value	Fair value
Land	~~W~~	264,205	309,241	336,421	374,042
Buildings		20,509	23,319	17,259	20,708

	~~W~~	284,714	332,560	353,680	394,750

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	7,236,888	151,891	(3,212,184)	4,176,595

(*)	For the year ended December 31, 2017, the increased balance of contracts from new orders and other is ~~W~~438,142 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~286,251 million.

In millions of won	2016
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	12,308,839	(1,045,094)	(4,026,857)	7,236,888

(*)	For the year ended December 31, 2016, the increased balance of contracts from new orders and other is ~~W~~718,118 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~1,763,212 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	18,236,992	16,937,772	1,299,220	—

	2016
In millions of won	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	15,314,737	14,396,890	917,847	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			December 31, 2016
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	55,755	542,921	44,930	651,985

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)	The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1011 45.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction services for the year ended December 31, 2017 are as follows:

In millions of won	2017
						Assets		Receivables from construction contracts
	Expected loss on constructi- on contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	80,529	30,553	49,976	29,843	—	—	—	706,749
Electric power generation (nuclear)		—	—	—	—	2,147	—	—	—	—
Plant maintenance & engineering service		404	(17,273)	(9,897)	(7,376)	23,765	—	29,365	(7,872)	23,484

	~~W~~	404	63,256	20,656	42,600	55,755	—	29,365	(7,872)	730,233

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	534,191	(486)	(408,300)	—	125,405
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,857	—	(19,876)	—	23,981
Mining rights		553,876	—	(14,243)	—	539,633
Development expenditures		836,996	(3,702)	(752,478)	—	80,816
Intangible assets under development		143,851	(10,540)	—	(3,941)	129,370
Usage rights of donated assets and other		459,682	(11)	(358,024)	—	101,647
Leasehold rights		24,306	—	(19,262)	—	5,044
Others		297,289	—	(103,995)	(12,069)	181,225

	~~W~~	2,897,446	(14,739)	(1,679,576)	(16,010)	1,187,121

In millions of won	2016
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	458,382	(595)	(365,161)	—	92,626
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		35,756	—	(15,675)	—	20,081
Mining rights		549,371	—	(10,511)	—	538,860
Development expenditures		785,966	(5,152)	(723,561)	—	57,253
Intangible assets under development		119,474	(11,090)	—	(3,941)	104,443
Usage rights of donated assets and other		426,346	(21)	(342,244)	—	84,081
Leasehold rights		23,350	—	(18,718)	—	4,632
Greenhouse gas emissions rights		6,283	—	—	—	6,283
Others		173,213	—	(88,527)	(12,124)	72,562

	~~W~~	2,581,539	(16,858)	(1,567,795)	(16,065)	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	93,221	12,700	(5)	(44,809)	—	64,784	125,891
(Government grants)		(595)	(17)	—	255	—	(129)	(486)
Licenses and franchises
Copyrights, patents rights and other industrial rights		20,081	30	(7)	(3,350)	—	7,227	23,981
Mining rights		538,860	26,751	(272)	(4,640)	—	(21,066)	539,633
Development expenditures		62,405	494	—	(25,924)	—	47,543	84,518
(Government grants)		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		115,533	56,527	—	—	(20)	(32,130)	139,910
(Government grants)		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		84,102	—	—	(14,462)	—	32,018	101,658
(Government grants)		(21)	—	—	10	—	—	(11)
Leasehold rights		4,632	—	—	(545)	—	957	5,044
Greenhouse gas emissions rights		6,283	—	—	—	—	(6,283)	—
Others		72,562	47,402	(377)	(23,018)	54	84,602	181,225
(Government grants)		—	—	—	—	—	—	—

	~~W~~	980,821	143,887	(661)	(113,672)	34	176,712	1,187,121

In millions of won	2016
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	57,886	18,267	—	(32,378)	—	49,446	93,221
(Government grants)		(699)	—	—	249	—	(145)	(595)
Licenses and franchises
Copyrights, patents rights and other industrial rights		21,875	85	(39)	(2,697)	—	857	20,081
Mining rights		499,537	26,311	—	(899)	—	13,911	538,860
Development expenditures		51,807	212	—	(21,993)	—	32,379	62,405
(Government grants)		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		94,886	66,588	—	—	(3,945)	(41,996)	115,533
(Government grants)		(10,483)	(1,597)	—	—	—	990	(11,090)
Usage rights of donated assets and other		48,591	—	—	(15,513)	—	51,024	84,102
(Government grants)		(32)	—	—	11	—	—	(21)
Leasehold rights		745	—	—	(351)	—	4,238	4,632
Greenhouse gas emissions rights		805	6,283	—	—	—	(805)	6,283
Others		97,750	8,273	(550)	(8,916)	3	(23,998)	72,562
(Government grants)		(1)	—	—	1	—	—	—

	~~W~~	855,832	124,422	(589)	(79,715)	(3,942)	84,813	980,821

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2017 and 2016 are as follows:

In millions of won and thousands of Australian dollars
2017
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	1,135	3 years and 2 months ~
				3 year and 4 months
	AMI GATEWAY S/W	KRW	3,528	3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	11,724	4 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	- (*)
Development expenditures	Electricity sales information system	KRW	29,391	4 years 3 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	46,458	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	40,460 20,463	8 years and 11 months 3 years 3 months
Others	Occupancy and use of public waters	KRW	103,269	18 years 11 months

(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars
2016
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	506	11 months ~ 1 year and 11 months
	SCADA O/S (POWERON RELIANCE)	KRW	4,206	3 years and 1 month
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	5,750	5 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	- (*)
Development expenditures	Development of maintenance system for utility plant	KRW	518	11 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	41,190	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	44,502 26,759	9 years and 11 months 4 years and 3 months
Others	Sillim electricity supply facility usage right	KRW	2,196	4 years and 11 months

(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2017 and 2016, the Company recognized research and development expenses of ~~W~~721,437 million and ~~W~~705,504 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

22.	Trade and Other Payables

Trade and other payables as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,936,990	—	2,610,373	—
Other trade payables		1,649,933	2,825,039	1,498,582	3,033,780
Accrued expenses		1,087,844	1,951	1,152,933	2,161
Leasehold deposits received		1,562	1,308	1,426	1,008
Other deposits received		186,817	102,896	197,711	93,751
Finance lease liabilities		131,792	286,468	121,176	420,003
Dividends payable		4,448	—	3,204	—
Others (*)		135	5,818	6	7,472

	~~W~~	5,999,521	3,223,480	5,585,411	3,558,175

(*)	Details of others as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,818	—	7,472
Others		135	—	6	—

	~~W~~	135	5,818	6	7,472

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Current liabilities
Short-term borrowings	~~W~~	1,038,328	805,523
Current portion of long-term borrowings		128,543	310,977
Current portion of debt securities		7,961,182	7,825,310
Less : Current portion of discount on long-term borrowings		(886)	(979)
Less : Current portion of discount on debt securities		(3,882)	(1,753)

		9,123,285	8,939,078

Non-current liabilities
Long-term borrowings		2,455,737	1,799,750
Debt securities		43,270,825	43,012,960
Less : Discount on long-term borrowings		(21,113)	(25,859)
Less : Discount on debt securities		(81,424)	(86,880)
Add : Premium on debt securities		82	156

		45,624,107	44,700,127

	~~W~~	54,747,392	53,639,205

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2017 and 2016 are as follows:

In millions of won
2017
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,166,871	7,961,182
1~ 5 years		1,117,222	25,047,075
Over 5 years		1,338,515	18,223,750

	~~W~~	3,622,608	51,232,007

In millions of won
2016
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,116,500	7,825,310
1~ 5 years		295,162	24,462,410
Over 5 years		1,504,588	18,550,550

	~~W~~	2,916,250	50,838,270

(3)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

In millions of won and thousands of foreign currencies
2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	KTB Investment and securities and others	1.57~2.47	2018.01.12~ 2018.09.19		—	~~W~~	686,561
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD	8,955		9,594
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2018.12.18	AUD	327,259		273,314
Local bank overdraft	Nonghyup Bank	3.04	2018.01.02				51,300
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27		—		17,559

						~~W~~	1,038,328

In millions of won and thousands of foreign currencies
2016
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	Woori Investment Bank and others	1.54~2.51	2017.01.25~ 2017.09.13		—	~~W~~	436,800
Foreign short-term borrowings	SCNT and others	1.58~6.50	2017.03.30~ 2017.12.03	USD	35,086		42,401
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.54~0.63	2017.05.17~ 2017.12.18	AUD	311,174		271,360
Local bank overdraft	Nonghyup Bank	2.45	2017.01.05		—		37,000
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2017.02.25		—		17,962

						~~W~~	805,523

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

23.    Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

In millions of won and thousands of foreign currencies

2017
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development	Others	0.50	2018~2044		—	~~W~~	4,909
Bank	Facility	2.45~4.60	2023~2028		—		68,883
	Facility	1yr KoFC bond rate +0.31	2018		—		25,000
	Operating funds	2.59~3.04	2018~2020		—		47,000
	Operating funds	1yr KoFC bond rate +0.95	2020				14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022		—		400,000
	Facility	4.60	2028		—		15,038
	Facility	3yr KTB rate-1.25	2018~2028		—		8,947
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		25,042
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency(*)	Development of power resources	3yr KTB rate-2.25	2023~2025		—		6,765
	Facility	3yr KTB rate—2.25	2018~2024		—		3,121
	Project loans	—	2022~2025		—		3,733
	Others	KTB rate -2.25	2024~2028		—		18,455
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate +1.10	2028		—		22,557
	Operating funds	2.70	2018		—		15,000
	Others	4.10	2035		—		105,000
	Others	Standard overdraft rate +1.10	2035		—		105,000
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023				35,000
Others	Facility	1.75~4.60	2026~2029		—		148,423
	Facility	CB rate +1.10~1.20	2022~2028		—		46,278
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~8.00	2022~2039		—		102,346

							1,380,497

Foreign long-term borrowings
Korea Energy Agency(*)	Project loans	—	2021~2023	USD	8,744		9,368
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	64,913		69,548
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	168,663		254,514
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	289,026		309,662
	PF Loan	6M Libor+1.70~2.50	2032	USD	123,253		132,054
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	41,718		44,697
	Shareholder’s loan	8.00	2031	JOD	5,136		7,750
PT PJB	Shareholder’s loan	12.75	2019	IDR	10,932,568		864
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,325,000		50,540
Woori Bank and others	Syndicated Loan	JPY 6M Libor +2.00	2032	JPY	3,435,000		32,602
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	70,986		76,054
IFC and others	Others	6M Libor+5.00	2031	PKR	16,652,350		161,195
Federal Financing Bank	PF loan	2.39	2031	USD	48,366		51,819
Others	Others	—	2019	USD	2,907		3,116

							1,203,783

							2,584,280
Less : Discount of long-term borrowings							(21,999)
Less : Current portion of long-term borrowings							(128,543)
Add : Current portion of discount on long-term borrowings							886

						~~W~~	2,434,624

(*)	As of July 1, 2017, loan business for energy-related projects has been integrated into Korea Energy Agency in accordance with the Korean government’s restructuring of the public institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

23.    Borrowings and Debt Securities, Continued

(4)    Long-term borrowings as of December 31, 2017 and 2016 are as follows, continued:

In millions of won and thousands of foreign currencies

2016
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044		—	~~W~~	5,663
	Facility	2.45~4.60	2023~2028		—		61,835
	Facility	1yr KoFC bond rate +0.31	2018		—		125,000
	Operating funds	2.75	2018		—		12,000
KEB Hana Bank	Commercial Paper	3M CD+0.14	2017		—		100,000
	Facility	4.60	2028		—		16,851
	Facility	3yr KTB rate -1.25	2017~2028		—		9,655
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		30,935
Korea Resources Corporation	Development of power resources	3yr KTB rate -2.25	2022~2025		—		14,039
	Facility	3yr KTB rate -2.25	2017~2024		—		3,842
	Project loans	—	2022~2025		—		3,733
	Others	KTB rate -2.25	2024~2025		—		12,131
Shinhan Bank	Collateral borrowing	2.22	2017		—		30,000
	Facility	CB rate+1.10	2028		—		25,276
	Operating funds	2.70~2.86	2017~2018		—		25,000
	Others	4.10	2035		—		55,000
	Others	3yr KTB rate+1.10	2035		—		55,000
Kookmin Bank	Facility	MOR+0.62~0.79	2017~2023		—		45,000
Others	Facility	1.75~4.60	2026~2029		—		146,472
	Facility	CB rate+1.10~1.20	2022~2028		—		34,951
	PF Refinancing	4.10	2030		—		62,500
	Others	8.00	2036		—		102,347
	Others	—	2028		—		7,250

							1,006,980

Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021~2023	USD	8,744		10,567
Export-Import Bank of Korea and others	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	178,892		305,332
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	299,859		362,379
	PF Loan	6M Libor+2.50~2.70	2032	USD	119,647		144,594
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	40,618		49,086
	Shareholder’s loan	8.00	2031	JOD	7,128		12,166
PT PJB	Shareholder’s loan	12.75	2019	IDR	16,705,505		1,500
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	1,758,000		18,227
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.10	2032	JPY	1,172,000		12,151
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	37,978		45,897
IFC and others	Others	6M Libor+5.00	2031	PKR	11,706,160		134,972
Others	Others	—	2019	USD	5,691		6,876

							1,103,747

							2,110,727
Less : Discount of long-term borrowings							(26,838)
Less : Current portion of long-term borrowings							(310,977)
Add : Current portion of discount on long-term borrowings							979

							~~W~~1,773,891

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

23.    Borrowings and Debt Securities, Continued

(5)    Local debt securities as of December 31, 2017 and 2016 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2017		2016
Electricity Bonds	2009.12.03~ 2017.12.14	2018.01.07~ 2037.09.18	1.62~5.45	~~W~~	20,700,000	19,860,000
Electricity Bonds	2013.06.25	2018.06.25	3M CD + 0.31		150,000	310,000
Corporate Bonds (*1)	2009.05.04~ 2017.11.10	2018.01.18~ 2047.10.17	1.36~5.84		21,122,708	19,552,708

					41,972,708	39,722,708
Less : Discount on local debt securities					(37,816)	(34,667)
Less : Current portion of local debt securities					(5,200,000)	(5,650,010)
Add : Current portion of discount on local debt securities					923	728

				~~W~~	36,735,815	34,038,759

(*1)	Corporate Bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)    Foreign debt securities as of December 31, 2017 and 2016 are as follows:

In millions of won and thousands of foreign currencies
2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD	249,070		266,854
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		337,188
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		307,406
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		189,822
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		535,700
FY-12	2012.09.19	2022.09.19	3	USD	750,000		803,550
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,035,660
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		437,888
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		271,427
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		535,700
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,607,100
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		321,420
FY-16	2016.01.21	2021.07.21	2.5	USD	300,000		321,420
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,178,540
FY-17	2017.10.30	2037.10.30	1.7	EUR	40,000		51,170
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,454

							9,259,299
Less : Discount on foreign debt securities							(47,490)
Add : Premium on foreign debt securities							82
Less : Current portion of foreign debt securities							(2,761,182)
Add : Current portion of discount on foreign debt securities							2,959

						~~W~~	6,453,668

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2017 and 2016 are as follows, continued:

In millions of won and thousands of foreign currencies
2016
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD	249,068	~~W~~	300,999
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		380,335
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		346,743
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		207,362
FY-11	2011.07.13~2011.07.29	2017.01.30~2021.07.13	3.63~4.75	USD	800,000		966,800
FY-12	2012.05.10~2012.09.19	2017.05.10~2022.09.19	2.50~3.13	USD	1,750,000		2,114,875
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD	1,900,000		2,296,150
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		472,532
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		283,416
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD	500,000		604,250
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,812,750
FY-14	2014.01.28~2014.07.31	2017.01.28~2017.07.31	3M Libor+0.55~1.05	USD	500,000		604,250
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		362,550
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		362,550

							11,115,562
Less : Discount on foreign debt securities							(53,966)
Add : Premium on foreign debt securities							156
Less : Current portion of foreign debt securities							(2,175,300)
Add : Current portion of discount on foreign debt securities							1,025

						~~W~~	8,887,477

(7)	Changes in borrowings and debt securities for the year ended December 31, 2017 are as follows:

In millions of won
Beginning balance	Cash flow	Effect of exchange rate fluctuations	Others	Ending balance
~~W~~53,639,205	2,269,513	(1,169,418)	8,092	54,747,392

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)	Finance lease liabilities as of December 31, 2017 and 2016 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	2017			2016
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	174,534	131,792	175,512	121,176
1 ~ 5 years		272,994	204,069	404,029	306,282
More than 5 years		108,748	82,399	152,247	113,721

	~~W~~	556,276	418,260	731,788	541,179

(3)	Current and non-current portion of finance lease liabilities as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016

Current finance lease liabilities	~~W~~	131,792	121,176
Non-current finance lease liabilities		286,468	420,003

	~~W~~	418,260	541,179

(4)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016

Minimum lease payment	~~W~~	158,859	177,585
Contingent rent payment		(21,024)	(20,956)

(5)	The Company does not have any irrevocable operating lease contracts as of December 31, 2017 and 2016.

(6)	Changes in finance lease liabilities for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
Beginning balance	Cash flow	Acquisition of finance lease assets	Ending balance
~~W~~ 541,179	(122,919)	—	418,260

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016

Net defined benefit obligations	~~W~~	1,476,201	1,678,470
Other long-term employee benefit obligations		6,868	7,788

	~~W~~	1,483,069	1,686,258

(2)	Principal assumptions on actuarial valuation as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	2.75% ~ 2.90%	2.45% ~ 2.64%
Future salary and benefit levels	4.88%	5.23%
Weighted average duration	13.40 years	13.34 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016

Current service cost	~~W~~	392,820	378,930
Interest cost		79,524	67,104
Expected return on plan assets		(31,307)	(23,612)
Loss from settlement		(1,055)	(706)

	~~W~~	439,982	421,716

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	2017		2016

Cost of sales	~~W~~	332,249	312,391
Selling and administrative expenses		59,111	61,362
Others (Construction-in-progress and others)		48,622	47,963

	~~W~~	439,982	421,716

In addition, for the years ended December 31, 2017 and 2016, employee benefit obligations expenses of ~~W~~65,603 million and ~~W~~62,435 million, respectively, is recognized as cost of sales, and ~~W~~11,983 million and ~~W~~11,450 million, respectively, is recognized as selling and administrative expenses, and ~~W~~13,332 million and ~~W~~14,024 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Present value of defined benefit obligation from funded plans	~~W~~	2,951,842	2,867,377
Fair value of plan assets		(1,475,641)	(1,188,907)

		1,476,201	1,678,470
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,476,201	1,678,470

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Beginning balance	~~W~~	2,867,377	2,426,414
Current service cost		392,820	378,930
Interest cost (*)		79,524	67,104
Remeasurement component		(258,223)	120,993
Loss from settlement		(1,055)	(707)
Actual payments		(128,707)	(125,233)
Others		106	(124)

Ending balance	~~W~~	2,951,842	2,867,377

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Beginning balance	~~W~~	1,188,907	930,632
Expected return		31,307	23,612
Remeasurement component		(10,435)	(5,706)
Contributions by the employers		325,080	312,125
Actual payments		(59,218)	(71,756)

Ending balance	~~W~~	1,475,641	1,188,907

In addition, loss on accumulated remeasurement component amounted to ~~W~~43,513 million and ~~W~~222,997 million has been recognized as other comprehensive income or loss for the years ended December 31, 2017 and 2016, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Equity instruments	~~W~~	79,204	86,054
Debt instruments		517,040	383,654
Bank deposit		293,477	305,670
Others		585,920	413,529

	~~W~~	1,475,641	1,188,907

For the years ended December 31, 2017 and 2016, actual returns on plan assets amounted to ~~W~~20,872 million and ~~W~~17,906 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Actuarial gain from changes in financial assumptions	~~W~~	(300,058)	(27,792)
Experience adjustments		41,835	148,785
Expected return		10,435	5,706

	~~W~~	(247,788)	126,699

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	913,787	—	810,607	—
Litigation
Litigation provisions		48,621	24,955	79,359	118,878
Decommissioning cost
Nuclear plants		—	13,007,228	—	10,195,928
Spent fuel		—	1,339,046	—	1,374,225
Radioactive waste		11,494	1,626,877	2,566	1,476,936
PCBs		—	180,087	—	191,744
Other recovery provisions		—	6,659	—	507
Others
Power plant regional support program		153,756	—	152,851	—
Transmission regional support program		243,365	—	282,608	—
Provisions for tax		61	—	106	136
Provisions for financial guarantee		—	23,475	458	29,207
Provisions for RPS		271,624	—	417,404	—
Provisions for greenhouse gas emissions obligations		414,252	—	249,644	—
Others		80,538	16,387	4,385	39,590

	~~W~~	2,137,498	16,224,714	1,999,988	13,427,151

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	810,607	984,896	(880,255)	(1,461)	—	913,787
Litigation
Litigation provisions		198,237	34,629	(152,461)	(7,096)	267	73,576
Decommissioning cost
Nuclear plants		10,195,928	2,818,033	(6,733)	—	—	13,007,228
Spent fuel		1,374,225	307,682	(342,861)	—	—	1,339,046
Radioactive waste		1,479,502	222,632	(63,763)	—	—	1,638,371
PCBs		191,744	5,309	(14,266)	(2,700)	—	180,087
Other recovery provisions		507	5,939	—	—	213	6,659
Others
Power plant regional support program		152,851	94,039	(103,889)	—	10,755	153,756
Transmission regional support program		282,608	143,178	(182,421)	—	—	243,365
Provisions for tax		242	—	(25)	(136)	(20)	61
Provisions for financial guarantee		29,665	3,760	—	(9,945)	(5)	23,475
Provisions for RPS		417,404	242,946	(388,726)	—	—	271,624
Provisions for greenhouse gas emissions obligations		249,644	422,666	(256,758)	(1,300)	—	414,252
Others (*)		43,975	6,639	(3,348)	(26,477)	76,136	96,925

	~~W~~	15,427,139	5,292,348	(2,395,506)	(49,115)	87,346	18,362,212

(*)	As described in note 50.(1), the Company believes that the possibility of economic outflow is probable on the cost of construction suspension of Shin-Kori Unit 5 and 6 for three months. For this reason, the Company recognized ~~W~~77,261 million of provision as addition to construction-in-progress.

In millions of won	2016
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	718,365	1,047,342	(947,982)	(7,108)	(10)	810,607
Litigation
Litigation provisions		167,965	124,931	(294,403)	(20,736)	220,480	198,237
Decommissioning cost
Nuclear plants		9,684,286	513,383	(1,741)	—	—	10,195,928
Spent fuel		1,375,185	469,982	(470,942)	—	—	1,374,225
Radioactive waste		1,502,140	49,092	(71,998)	—	268	1,479,502
PCBs		182,400	30,675	(21,331)	—	—	191,744
Other recovery provisions		862	—	—	(20)	(335)	507
Others
Power plant regional support program		129,655	50,252	(41,540)	—	14,484	152,851
Transmission regional support program		228,785	253,664	(199,841)	—	—	282,608
Provisions for tax		136	125	—	—	(19)	242
Provisions for financial guarantee		4,288	29,741	—	(4,298)	(66)	29,665
Provisions for RPS		363,178	420,154	(309,975)	(55,953)	—	417,404
Provisions for greenhouse gas emissions obligations		78,829	298,618	(116,336)	(11,467)	—	249,644
Others		7,856	37,491	(2,699)	(9)	1,336	43,975

	~~W~~	14,443,930	3,325,450	(2,478,788)	(99,591)	236,138	15,427,139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

27.	Government Grants

(1)	Government grants as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Land	~~W~~	(21,968)	(3,204)
Buildings		(63,539)	(61,188)
Structures		(196,414)	(197,641)
Machinery		(183,188)	(111,064)
Vehicles		(6,322)	(107)
Equipment		(761)	(732)
Tools		(1,027)	(430)
Construction-in-progress		(49,084)	(135,807)
Finance lease assets		(27)	—
Investment properties		(83)	(64)
Software		(486)	(595)
Development expenditures		(3,702)	(5,152)
Intangible assets under development		(10,540)	(11,090)
Usage rights of donated assets and other		(11)	(21)
Other intangible assets other than goodwill		—	—

	~~W~~	(537,152)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(55,533)	—	—	—	55,533	—
Land		(3,204)	—	—	—	5	(18,769)	(21,968)
Buildings		(61,188)	—	—	5,996	28	(8,375)	(63,539)
Structures		(197,641)	—	—	10,011	1,905	(10,689)	(196,414)
Machinery		(111,064)	—	—	17,390	489	(90,003)	(183,188)
Vehicles		(107)	—	—	1,070	14	(7,299)	(6,322)
Equipment		(732)	—	—	454	—	(483)	(761)
Tools		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		(135,807)	—	129,451	—	—	(42,728)	(49,084)
Finance lease assets		—	—	—	1	—	(28)	(27)
Investment properties		(64)	—	—	2	—	(21)	(83)
Software		(595)	—	—	255	—	(146)	(486)
Development expenditures		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		(21)	—	—	10	—	—	(11)
Others		—	—	—	—	—	—	—

	~~W~~	(527,095)	(55,533)	129,451	38,354	2,441	(124,770)	(537,152)

In millions of won	2016
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(32,878)	—	—	—	32,878	—
Land		(3,147)	—	—	—	14	(71)	(3,204)
Buildings		(63,932)	—	—	5,299	731	(3,286)	(61,188)
Structures		(193,119)	—	—	9,491	2,597	(16,610)	(197,641)
Machinery		(108,935)	—	—	12,272	1,210	(15,611)	(111,064)
Vehicles		(29)	—	—	25	—	(103)	(107)
Equipment		(1,026)	—	—	452	—	(158)	(732)
Tools		(691)	—	—	295	—	(34)	(430)
Construction-in-progress		(139,898)	—	32,525	—	—	(28,434)	(135,807)
Investment properties		(13)	—	—	1	—	(52)	(64)
Software		(699)	—	—	249	—	(145)	(595)
Development expenditures		(6,835)	—	—	2,771	—	(1,088)	(5,152)
Intangible assets under development		(10,483)	—	991	—	—	(1,598)	(11,090)
Usage rights of donated assets and other		(32)	—	—	11	—	—	(21)
Others		(1)	—	—	1	—	—	—

	~~W~~	(528,840)	(32,878)	33,516	30,867	4,552	(34,312)	(527,095)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts for the years ended December 31, 2017 and 2016 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2017		2016
Beginning balance	~~W~~	7,825,765	7,165,297
Increase during the current year / period		978,389	1,087,765
Recognized as revenue during the current year / period		(478,973)	(427,297)

Ending balance	~~W~~	8,325,181	7,825,765

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,772,713	181,612	4,498,739	148,404
Unearned revenue		41,593	19,718	26,084	41,936
Deferred revenue		476,631	7,848,550	445,018	7,380,747
Withholdings		164,370	10,529	263,263	10,781
Others		1,129,001	12,025	1,135,106	9,737

	~~W~~	5,584,308	8,072,434	6,368,210	7,591,605

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2017 and 2016 are as follows:

In millions of won except share information
	2017
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

In millions of won except share information
	2016
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s ownership of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2017 and 2016 are as follows:

Number of shares	2017	2016
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,833,844	31,847,275
Retained earnings before appropriations		16,931,804	19,721,686

Retained earnings	~~W~~	53,370,558	53,173,871

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		29,016,395	26,029,826
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,833,844	31,847,275

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Beginning balance	~~W~~	53,173,871	48,187,241
Net profit for the period attributed to owner of the Company		1,298,720	7,048,581
Changes in equity method retained earnings		10,065	(2,532)
Remeasurement of defined benefit liability, net of tax		158,991	(69,330)
Dividend paid		(1,271,089)	(1,990,089)

Ending balance	~~W~~	53,370,558	53,173,871

(4)	Dividends paid for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,980	1,271,089

In millions of won	2016
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	3,100	1,990,089

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

31.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2017 and 2016 are as follows :

In millions of won	2017		2016
Beginning balance	~~W~~	(4,943)	(2,411)
Changes		10,065	(2,532)

Ending balance	~~W~~	5,122	(4,943)

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2017 and 2016 are as follows :

In millions of won	2017		2016
Beginning balance	~~W~~	(222,997)	(202,878)
Changes		239,636	(119,316)
Income tax effect		(80,645)	49,986
Transfer to reserve for business expansion		20,493	49,211

Ending balance	~~W~~	(43,513)	(222,997)

32.	Statement of Appropriation of Retained Earnings

For the year ended December 31, 2016, KEPCO’s retained earnings were appropriated on March 21, 2017. For the year ended December 31, 2017, KEPCO’s retained earnings are expected to be appropriated on March 30, 2018. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2017 and 2016 are as follows:

In millions of won except for dividends per share	2017		2016
I. Retained earnings before appropriations
Unappropriated retained earnings carried over from prior years	~~W~~		—
Net income		1,506,852	4,261,986
Remeasurement of the defined benefit plan		72,723	(4,328)

		1,579,575	4,257,658

II. Transfer from voluntary reserves		—	—

III. Subtotal ( I+II)		1,579,575	4,257,658

IV. Appropriations of retained earnings		(1,579,575)	(4,257,658)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ~~W~~790 (16%) Prior year – ~~W~~1,980 (40%))		(507,152)	(1,271,089)
Reserve for business expansion		(1,072,423)	(2,986,569)
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

33.	Hybrid Bonds

Hybrid securities classified as equity (non-controlling interest) as of December 31, 2017 and 2016 are as follows:

In millions of won

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2017		2016
Korea Western Power Co., Ltd.	1st hybrid bond	2012.10.18	—	—	~~W~~	—	100,000
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38		170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,340)

					~~W~~	398,910	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

Korea Western Power Co., Ltd., a subsidiary of the Company, repaid all of its hybrid bond classified as equity (non-controlling interest) in full during the year ended December 31, 2017.

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Other capital surplus	~~W~~	1,233,793	1,235,146
Accumulated other comprehensive loss		(271,457)	(33,875)
Other equity		13,294,973	13,294,973

	~~W~~	14,257,309	14,496,244

(2)	Changes in other capital surplus for the for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017				2016
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,622	1,235,146	387,524	809,864	1,197,388
Disposal of subsidiary		—	—	—	—	36,008	36,008
Issuance of share capital of subsidiary		—	(1,378)	(1,378)	—	1,750	1,750
Others		—	25	25	—	—	—

Ending balance	~~W~~	387,524	846,269	1,233,793	387,524	847,622	1,235,146

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(7,102)	—	—	—	(7,102)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(154,991)	—	—	(154,991)
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	—	(95,103)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	19,614	19,614

Ending balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)

In millions of won	2016
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(24,905)	276,373	(254,462)	(95,719)	(98,713)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		61,275	—	—	—	61,275
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(54,918)	—	—	(54,918)
Foreign currency translation of foreign operations, net of tax		—	—	31,406	—	31,406
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	27,075	27,075

Ending balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)

(4)	Details of changes in other equity for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

35. Sales

Details of sales for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017				2016
	Domestic		Overseas	Total	Domestic	Overseas	Total
Sales of goods	~~W~~	55,373,316	399,232	55,772,548	54,982,095	397,392	55,379,487
Electricity		54,649,882	—	54,649,882	54,304,529	—	54,304,529
Heat supply		205,838	—	205,838	181,597	—	181,597
Others		517,596	399,232	916,828	495,969	397,392	893,361
Sales of service		186,990	164,167	351,157	195,697	161,046	356,743
Sales of construction services		92,501	3,119,683	3,212,184	132,219	3,894,638	4,026,857
Revenue related to transfer of assets from customers		478,973	—	478,973	427,297	—	427,297

	~~W~~	56,131,780	3,683,082	59,814,862	55,737,308	4,453,076	60,190,384

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

36. Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Salaries	~~W~~	735,383	734,930
Retirement benefit expense		71,094	72,812
Welfare and benefit expense		179,406	162,243
Insurance expense		15,414	11,513
Depreciation		190,245	169,431
Amortization of intangible assets		44,990	35,171
Bad debt expense		126,714	38,719
Commission		673,740	605,879
Advertising expense		114,519	34,658
Training expense		7,027	6,314
Vehicle maintenance expense		9,998	10,390
Publishing expense		3,672	3,643
Business development expense		3,700	3,477
Rent expense		38,380	40,020
Telecommunication expense		24,916	25,448
Transportation expense		495	596
Taxes and dues		48,395	46,531
Expendable supplies expense		7,731	6,834
Water, light and heating expense		10,545	9,720
Repairs and maintenance expense		63,477	75,122
Ordinary development expense		211,417	188,063
Travel expense		16,658	16,115
Clothing expense		8,410	8,273
Survey and analysis expense		698	666
Membership fee		1,122	1,132
Others		154,709	331,532

	~~W~~	2,762,855	2,639,232

(2)	Other selling and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Accommodation development expenses	~~W~~	55,799	186,896
Miscellaneous wages		32,300	31,907
Litigation and filing expenses		11,881	12,328
Compensation for damages		12,297	60,341
Outsourcing expenses		2,647	3,530
Reward expenses		2,786	3,267
Overseas market development expenses		1,876	2,177
Others		35,123	31,086

	~~W~~	154,709	331,532

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Reversal of other provisions	~~W~~	35,265	22,034
Reversal of other allowance for bad debt		2,166	5,489
Gains on government grants		430	111
Gains on assets contributed		4,218	12,254
Gains on liabilities exempted		3,166	1,959
Compensation and reparations revenue		89,196	114,530
Revenue from research contracts		12,580	13,143
Rental income		192,136	211,580
Others		50,988	31,787

	~~W~~	390,145	412,887

(2)	Details of others of other non-operating income for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Refund of claim for rectification	~~W~~	9,655	8,722
Adjustment of research project		3,884	4,148
Maintenance expenses on lease building		135	354
Training expenses		3,045	4,478
Deposit redemption		34	991
Reversal of expenses on litigation		360	893
Revenue on royalty fee		2,888	2,486
Reimbursement of insurance fee		1,498	—
Gains on guarantee contracts		456	2,796
Others		29,033	6,919

	~~W~~	50,988	31,787

(3)	Other non-operating expense for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Compensation and indemnification expense	~~W~~	37	—
Accretion expenses of other provisions		7,535	4,556
Depreciation expenses on investment properties		1,176	678
Depreciation expenses on idle assets		6,644	6,639
Other bad debt expense		1,778	4,585
Donations		119,421	114,094
Others		43,464	58,072

	~~W~~	180,055	188,624

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

37.	Other Non-operating Income and Expense, Continued

(4)	Details of others of other non-operating expense for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Operating expenses related to the idle assets	~~W~~	136	459
Research grants		1,180	1,461
Supporting expenses on farming and fishing village		11,956	15,201
Operating expenses on fitness center		3,498	2,706
Expenses on adjustment of research and development grants		806	—
Taxes and dues		2,270	4,582
Expenses on R&D supporting		5,459	690
Others		18,159	32,973

	~~W~~	43,464	58,072

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Other gains
Gains on disposal of property, plant and equipment	~~W~~	48,316	74,035
Gains on disposal of intangible assets		564	—
Reversal of impairment loss on intangible assets		54	3
Gains on foreign currency translation		20,485	15,311
Gains on foreign currency transaction		93,151	55,377
Gains on insurance proceeds		400	—
Others		269,562	187,792
Other losses
Losses on disposal of property, plant and equipment		(70,514)	(42,715)
Losses on disposal of intangible assets		(183)	(158)
Impairment loss on property, plant and equipment		(51,067)	—
Impairment loss on intangible assets		(20)	(3,945)
Losses on foreign currency translation		(25,495)	(23,835)
Losses on foreign currency transaction		(36,241)	(72,058)
Others		(92,385)	(119,309)

	~~W~~	156,627	70,498

(2)	Details of others of other gains for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Gains on disposal of inventories	~~W~~	6,024	9,494
Gains on valuation of inventories		—	2
Gains on proxy collection of TV license fee		39,711	38,991
Gains on compensation of impaired electric poles		1,526	3,650
Gains on compensation for infringement on contract		18,990	3,040
Gains on harbor facilities dues		3,025	2,957
Gains on technical fees		2,105	1,271
Reversal of occupation development training fees		1,697	1,756
Gains on disposal of waste		4,261	4,222
Gains on insurance		10,410	3,786
Gains on tax rebate		2,161	5,226
Gains on other commission		4,790	4,639
Gains on research tasks		—	10
Gains on settlement and others		—	2,188
Gains on sales of greenhouse gas emissions rights		—	46
Others		174,862	106,514

	~~W~~	269,562	187,792

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

38.	Other Gains (Losses), Continued

(3) Details of others of other losses for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Losses on valuation of inventories	~~W~~	3,875	2,683
Losses on disposal of inventories		3,273	3,092
Losses due to disaster		5,374	1,522
Losses on rounding adjustment of electric charge surtax		1,253	1,260
Losses on adjustments of levies		1	1,184
Forfeit of taxes and dues		656	4,582
Losses on litigation		—	2,581
Others		77,953	102,405

	~~W~~	92,385	119,309

39.	Finance Income

(1)	Finance Income for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Interest income	~~W~~	206,143	241,778
Dividends income		11,477	9,446
Gains on disposal of financial assets		1,130	1,482
Gains on valuation of Financial assets at fair value through profit or loss		12	—
Gains on valuation of derivatives		16,165	293,830
Gains on transaction of derivatives		29,257	45,549
Gains on foreign currency translation		1,115,832	161,905
Gains on foreign currency transaction		150,602	37,553

	~~W~~	1,530,618	791,543

(2) Interest income included in finance income for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Cash and cash equivalents	~~W~~	35,474	61,380
Available-for-sale financial assets		290	—
Held-to-maturity investments		82	97
Loans and receivables		30,014	25,106
Short-term financial instrument		29,412	45,763
Long-term financial instrument		8,144	7,195
Trade and other receivables		102,727	102,237

	~~W~~	206,143	241,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Interest expense	~~W~~	1,789,552	1,752,868
Losses on sale of financial assets		2,343	9
Impairment of available-for-sale financial assets		2,713	86,703
Losses on valuation of derivatives		890,832	5,762
Losses on transaction of derivatives		198,218	101,987
Losses on foreign currency translation		207,944	406,849
Losses on foreign currency transaction		35,175	57,889
Losses on repayment of financial liabilities		5	23,000
Other		1,170	2,020

	~~W~~	3,127,952	2,437,087

(2)	Interest expense included in finance expenses for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Trade and other payables	~~W~~	57,160	68,375
Short-term borrowings		35,891	6,969
Long-term borrowings		87,011	91,584
Debt securities		1,698,232	1,922,900
Other financial liabilities		491,665	482,428

		2,369,959	2,572,256
Less: Capitalized borrowing costs		(580,407)	(819,388)

	~~W~~	1,789,552	1,752,868

Capitalization rates for the years ended December 31, 2017 and 2016 are 2.30%~3.60% and 2.29%~ 4.16% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

41.	Income Taxes

(1)	Income tax expense for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Current income tax expense
Payment of income tax	~~W~~	881,583	2,689,640
Adjustment due to changes in estimates related to prior years		4,484	231,113
Current income tax directly recognized in equity		(56,098)	30,059

		829,969	2,950,812

Deferred income tax expense
Generation and realization of temporary differences		1,283,012	509,762
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		44,573	(86,845)
Changes in deferred tax on tax losses carryforwards		—	—
Tax credit carryforwards		15,270	(8,588)

		1,342,855	414,329

Income tax expense	~~W~~	2,172,824	3,365,141

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Income before income tax	~~W~~	3,614,218	10,513,468

Income tax expense computed at applicable tax rate of 24.2%		874,641	2,544,259

Adjustments
Effect of applying gradual tax rate		(5,082)	(5,082)
Effect of non-taxable income		(32,032)	(29,554)
Effect of non-deductible expenses		15,032	22,258
Effects of tax credits and deduction		(161,069)	(194,731)
Recognition (reversal) of unrecognized deferred tax asset, net		44,573	(86,845)
Effect of change in deferred tax due to change in tax rate (from 24.2% to 27.5%)		1,055,154	—
Deferred income tax related to investments in subsidiaries and associates		394,145	862,956
Others, net		(17,022)	20,767

		1,293,699	589,769
Adjustment in respect of prior years due to change in estimate		4,484	231,113

Income tax expense	~~W~~	2,172,824	3,365,141

Effective tax rate		60.10%	32.00%

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss))

for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Dividends of hybrid securities	~~W~~	5,248	5,253
Gain on disposal of investments in subsidiaries		—	(7,006)
Effect of change in effective tax rate		(25)	—

	~~W~~	5,223	(1,753)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Income tax recognized as other comprehensive income (loss)
Loss on valuation of available-for-sale financial assets	~~W~~	(2,551)	(8,143)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(11,016)	(18,335)
Remeasurement of defined benefit obligations		(80,645)	49,986
Investments in associates		8,649	7,731
Others		24,242	573

	~~W~~	(61,321)	31,812

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	493,331	86,008	(80,645)	—	498,694
Cash flow hedge		(53,583)	130,044	(11,016)	—	65,445
Investments in associates or subsidiaries		(7,166,345)	(1,510,295)	8,649	(25)	(8,668,016)
Property, plant and equipment		(5,527,318)	(1,333,122)	—	—	(6,860,440)
Finance lease		(345,431)	(81,518)	—	—	(426,949)
Intangible assets		8,987	(1,339)	—	—	7,648
Financial assets at fair value through profit or loss		(62)	952	—	—	890
Available-for-sale financial assets		(68,347)	62,055	(2,551)	—	(8,843)
Deferred revenue		213,859	16,852	—	—	230,711
Provisions		3,583,371	1,239,462	—	—	4,822,833
Doubtful receivables		2,696	(2,637)	—	—	59
Other finance liabilities		30,249	(2,742)	—	5,248	32,755
Gains on foreign exchange translation		138,938	(140,292)	—	—	(1,354)
Allowance for doubtful accounts		17,252	25,679	—	—	42,931
Accrued income		(5,367)	3,542	—	—	(1,825)
Special deduction for property, plant and equipment		(194,309)	(6,618)	—	—	(200,927)
Reserve for research and human development		(12,883)	9,842	—	—	(3,041)
Others		695,870	232,642	24,242	—	952,754

		(8,189,092)	(1,271,485)	(61,321)	5,223	(9,516,675)

Deferred income tax on unused tax losses and tax credit
Tax credit		35,703	(15,272)	—	—	20,431

		35,703	(15,272)	—	—	20,431

	~~W~~	(8,153,389)	(1,286,757)	(61,321)	5,223	(9,496,244)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

41.	Income Taxes, Continued

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	407,342	36,003	49,986	—	493,331
Cash flow hedge		(29,013)	(6,235)	(18,335)	—	(53,583)
Investments in associates or subsidiaries		(6,449,998)	(717,072)	7,731	(7,006)	(7,166,345)
Property, plant and equipment		(5,495,786)	(31,532)	—	—	(5,527,318)
Finance lease		(272,430)	(73,001)	—	—	(345,431)
Intangible assets		9,420	(433)	—	—	8,987
Financial assets at fair value through profit or loss		(4)	(58)	—	—	(62)
Available-for-sale financial assets		(49,199)	(11,005)	(8,143)	—	(68,347)
Deferred revenue		215,361	(1,502)	—	—	213,859
Provisions		3,372,423	210,948	—	—	3,583,371
Doubtful receivables		1,405	1,291	—	—	2,696
Other finance liabilities		26,298	(1,302)	—	5,253	30,249
Gains or losses on foreign exchange translation		128,714	10,224	—	—	138,938
Allowance for doubtful accounts		18,976	(1,724)	—	—	17,252
Accrued income		(11,231)	5,864	—	—	(5,367)
Special deduction for property, plant and equipment		(194,347)	38	—	—	(194,309)
Reserve for research and human development		(20,688)	7,805	—	—	(12,883)
Others		576,585	118,712	573	—	695,870

		(7,766,172)	(452,979)	31,812	(1,753)	(8,189,092)

Deferred income tax on unused tax losses and tax credit
Tax losses		(3)	3	—	—	—
Tax credit		27,115	8,588	—	—	35,703

		27,112	8,591	—	—	35,703

	~~W~~	(7,739,060)	(444,388)	31,812	(1,753)	(8,153,389)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Deferred income tax assets	~~W~~	919,153	795,131
Deferred income tax liabilities		(10,415,397)	(8,948,520)

	~~W~~	(9,496,244)	(8,153,389)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred income tax assets were recognized as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Deductible temporary differences	~~W~~	444,426	426,718

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Land (*1)	~~W~~	2,765	2,907
Building (*1)		19,369	20,366
Investments in associates (*2, 3, 4)		5,837	42,569

	~~W~~	27,971	65,842

(*1)	The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.
(*2)	Korea Western Power Co., Ltd., a subsidiary of the Company, planned to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and had classified the relevant book value as non-current assets held-for-sale. However, due to uncertainty of sale, it reclassified the relevant book value to investments in associates during the year ended December 31, 2017.
(*3)	Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016. KHNP won the first trial of the lawsuit against the counterparty on November 2, 2017. However, the planned sale period has been extended since the appeal is ongoing as of December 31, 2017. The Company expects the sale to occur in 2018.
(*4)	KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, excercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares are expected to be sold on Feburuary 28, 2018. Thus, the Company reclassified the relevant book value to assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	15,924,707	15,924,707
Salaries		735,383	3,479,591	4,214,974
Retirement benefit expense		71,094	397,852	468,946
Welfare and benefit expense		179,406	543,738	723,144
Insurance expense		15,414	90,677	106,091
Depreciation		190,245	9,461,974	9,652,219
Amortization of intangible assets		44,990	68,682	113,672
Bad debt expense		126,714	—	126,714
Commission		673,740	469,695	1,143,435
Advertising expense		114,519	10,917	125,436
Training expense		7,027	14,362	21,389
Vehicle maintenance expense		9,998	7,468	17,466
Publishing expense		3,672	4,248	7,920
Business promotion expense		3,700	4,973	8,673
Rent expense		38,380	148,509	186,889
Telecommunication expense		24,916	73,956	98,872
Transportation expense		495	9,145	9,640
Taxes and dues		48,395	437,643	486,038
Expendable supplies expense		7,731	31,994	39,725
Water, light and heating expense		10,545	30,150	40,695
Repairs and maintenance expense		63,477	2,047,943	2,111,420
Ordinary development expense		211,417	510,020	721,437
Travel expense		16,658	69,015	85,673
Clothing expense		8,410	4,985	13,395
Survey and analysis expense		698	3,661	4,359
Membership fee		1,122	8,482	9,604
Power purchase		—	14,264,331	14,264,331
Others		154,709	3,980,137	4,134,846

	~~W~~	2,762,855	52,098,855	54,861,710

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won	2016
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	13,470,586	13,470,586
Salaries		734,930	3,425,712	4,160,642
Retirement benefit expense		72,812	374,826	447,638
Welfare and benefit expense		162,243	507,691	669,934
Insurance expense		11,513	79,987	91,500
Depreciation		169,431	8,704,525	8,873,956
Amortization of intangible assets		35,171	44,544	79,715
Bad debt expense		38,719	—	38,719
Commission		605,879	423,179	1,029,058
Advertising expense		34,658	9,693	44,351
Training expense		6,314	13,347	19,661
Vehicle maintenance expense		10,390	7,016	17,406
Publishing expense		3,643	4,615	8,258
Business promotion expense		3,477	4,836	8,313
Rent expense		40,020	133,670	173,690
Telecommunication expense		25,448	75,925	101,373
Transportation expense		596	5,153	5,749
Taxes and dues		46,531	464,962	511,493
Expendable supplies expense		6,834	34,668	41,502
Water, light and heating expense		9,720	25,820	35,540
Repairs and maintenance expense		75,122	1,896,656	1,971,778
Ordinary development expense		188,063	517,441	705,504
Travel expense		16,115	63,611	79,726
Clothing expense		8,273	5,363	13,636
Survey and analysis expense		666	3,209	3,875
Membership fee		1,132	8,714	9,846
Power purchase		—	10,755,739	10,755,739
Others		331,532	4,488,065	4,819,597

	~~W~~	2,639,232	45,549,553	48,188,785

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

44.	Earnings Per Share

(1)	Basic earnings per share for the years ended December 31, 2017 and 2016 are as follows:

In won
Type	2017		2016
Basic earnings per share	~~W~~	2,023	10,980

(2)	Net profit for the period and weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2017 and 2016 are as follows

In millions of won except number of shares
Type	2017		2016
Net income attributable to controlling interest	~~W~~	1,298,720	7,048,581
Profit used in the calculation of total basic earnings per share		1,298,720	7,048,581
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings per share for the years ended December 31, 2017 and 2016 are as follows:

In number of shares
Type	2017	2016
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings per share are same as basic earnings per share for the years ended December 31, 2017 and 2016.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Total borrowings and debt securities	~~W~~	54,747,392	53,639,205
Cash and cash equivalents		2,369,739	3,051,353

Net borrowings and debt securities		52,377,653	50,587,852

Total shareholder’s equity		72,964,641	73,050,545

Debt to equity ratio		71.78%	69.25%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to significant credit risk as customers of the Company are diverse and are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2017 and 2016 are as follows:

In millions of won	2017		2016
Cash and cash equivalents	~~W~~	2,369,739	3,051,353
Derivative assets (trading)		22,020	367,477
Available-for-sale financial assets		699,833	1,014,732
Held-to-maturity investments		3,144	3,244
Loans and receivables		905,641	834,207
Long-term/short-term financial instruments		2,244,514	2,695,926
Financial assets at fair value through profit or loss		111,512	—
Derivative assets (applying hedge accounting)		10,606	413,897
Trade and other receivables		9,683,769	9,692,391
Financial guarantee contracts (*)		1,154,862	1,396,152

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2017 and 2016 are as follows:

In millions of won		2017		2016
Type	Accounts	1% Increase	1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~354,852	(305,494)	344,874	(304,685)
Discount rate	Increase (decrease) in defined benefit obligation	(313,597)	377,148	(305,031)	371,689

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2017 and 2016 are ~~W~~8,926 million and ~~W~~9,096 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2017 and 2016 are as follows:

Type	Accounts	2017	2016
PCBs	Inflation rate	1.23%	1.29%
	Discount rate	2.55%	2.77%
Nuclear plants	Inflation rate	1.21%	1.40%
	Discount rate	2.94%	3.55%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2017 and 2016 are as follows:

In millions of won		2017			2016
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(811)	816	(817)	822
	Nuclear plants		(262,949)	270,370	(209,277)	215,139
	Spent fuel		(51,015)	52,997	(52,353)	54,387
Inflation rate	PCBs		826	(822)	834	(830)
	Nuclear plants		287,926	(280,249)	240,115	(233,553)
	Spent fuel		53,763	(51,823)	55,173	(53,182)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2017 and 2016 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2017	2016	2017	2016
AED	5,693	7,479	2,049	1,534
AUD	145	187	652,259	632,613
BDT	60,208	49,110	1,001	833
BWP	797	4,296	—	3,222
CAD	82	—	171	—
CHF	—	—	400,004	400,308
CNY	13,007	—	26,140	—
EUR	5,708	17,585	68,003	14,111
GBP	3	3	2,327	110
IDR	167,775	52,568	—	—
INR	1,228,259	1,059,092	227,078	161,631
JOD	1,624	1,746	5	5
JPY	799,501	520,746	21,624,128	20,442,504
KZT	359	12,157	—	—
MGA	2,762,572	3,408,579	319,581	150,430
NOK	—	—	482	—
PHP	189,261	415,818	125,431	136,700
PKR	251,190	274,090	4,676	5,051
SAR	1,191	1,149	44	—
SEK	—	—	449,002	—
USD	1,653,858	1,319,524	8,321,335	9,445,567
UYU	12,955	1,307	10,586	586
ZAR	361	386	4	75

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(844,122)	844,122	(1,101,372)	1,101,372
Increase (decrease) of shareholder’s equity (*)		(844,122)	844,122	(1,101,372)	1,101,372

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2017 and 2016.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2017 and 2016 are as follows:

In millions of won
Type	2017		2016
Short-term borrowings	~~W~~	290,873	289,322
Long-term borrowings		1,743,252	1,459,969
Debt securities		685,700	1,518,500

	~~W~~	2,719,825	3,267,791

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(27,198)	27,198	(32,678)	32,678
Increase (decrease) of shareholder’s equity (*)		(27,198)	27,198	(32,678)	32,678

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	546,499	(546,499)	543,045	(543,045)
Increase (decrease) of shareholder’s equity (*)		546,499	(546,499)	543,045	(543,045)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2017 and 2016. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,748,437	7,948,320	21,331,394	22,694,867	62,723,018
Finance lease liabilities		174,534	87,709	185,284	108,749	556,276
Trade and other payables		5,867,729	301,165	698,289	1,937,558	8,804,741
Financial guarantee contracts (*)		7,081	18,054	1,049,667	80,060	1,154,862

	~~W~~	16,797,781	8,355,248	23,264,634	24,821,234	73,238,897

In millions of won	2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,613,185	9,786,209	19,353,498	24,461,835	64,214,727
Finance lease liabilities		175,512	174,534	229,495	152,247	731,788
Trade and other payables		5,464,234	307,222	660,426	2,170,525	8,602,407
Financial guarantee contracts (*)		249,200	40,617	865,842	240,493	1,396,152

	~~W~~	16,502,131	10,308,582	21,109,261	27,025,100	74,945,074

(*)	This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2017 and 2016 are ~~W~~23,475 million and ~~W~~29,665 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of December 31, 2017 and 2016 in detail are as follows:

In millions of won	2017
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,369,739	—	—	—	2,369,739
Available-for-sale financial assets		—	—	214,156	485,677	699,833
Held-to-maturity investments		5	3,139	—	—	3,144
Loans and receivables		244,309	261,672	429,628	10,821	946,430
Long-term/short-term financial Instruments		1,702,084	201,821	340,304	305	2,244,514
Financial assets at fair value through profit or loss		—	—	111,512	—	111,512
Trade and other receivables		7,930,715	920,539	788,795	52,031	9,692,080

	~~W~~	12,246,852	1,387,171	1,884,395	548,834	16,067,252

In millions of won	2016
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,051,353	—	—	—	3,051,353
Available-for-sale financial assets		—	—	—	1,014,732	1,014,732
Held-to-maturity investments		114	3,126	4	—	3,244
Loans and receivables		198,133	233,564	439,666	5,591	876,954
Long-term/short-term financial instruments		2,281,460	200,001	214,122	343	2,695,926
Trade and other receivables		7,790,953	915,679	919,901	74,199	9,700,732

	~~W~~	13,322,013	1,352,370	1,573,693	1,094,865	17,342,941

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(774)	—	—	—	(774)
Gross settlement
- Trading		(51,496)	(19,887)	(16,597)	(4,967)	(92,947)
- Hedging		(17,547)	(28,977)	(192,205)	(44,137)	(282,866)

	~~W~~	(69,817)	(48,864)	(208,802)	(49,104)	(376,587)

In millions of won	2016
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(3,081)	(24,044)	—	(2,799)	(29,924)
- Hedging		(2,645)	(2,645)	(56,484)	(56,575)	(118,349)

	~~W~~	(5,726)	(26,689)	(56,484)	(59,374)	(148,273)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	699,833	699,833	1,014,732	1,014,732
Derivative assets (trading)		22,020	22,020	367,477	367,477
Derivative assets (applying hedge accounting)		10,606	10,606	413,897	413,897
Long-term financial instruments		542,430	542,430	414,466	414,466
Short-term financial instruments		1,702,084	1,702,084	2,281,460	2,281,460
Financial assets at fair value through profit or loss		111,512	111,512	—	—

		3,088,485	3,088,485	4,492,032	4,492,032

Assets carried at amortized cost
Held-to-maturity investments		3,144	3,144	3,244	3,244
Loans and receivables		905,641	905,641	834,207	834,207
Trade and other receivables		9,683,769	9,683,769	9,692,391	9,692,391
Cash and cash equivalents		2,369,739	2,369,739	3,051,353	3,051,353

		12,962,293	12,962,293	13,581,195	13,581,195

Liabilities recognized at fair value
Derivative liabilities (trading)		150,929	150,929	21,529	21,529
Derivative liabilities (applying hedge accounting)		277,130	277,130	117,157	117,157

		428,059	428,059	138,686	138,686

Liabilities carried at amortized cost
Secured borrowings		1,055,554	1,055,554	744,565	744,565
Unsecured bond		51,146,783	53,436,659	50,749,793	54,455,659
Finance lease liabilities		418,260	418,260	541,179	541,179
Unsecured borrowings		2,476,196	2,477,055	2,089,885	2,099,574
Trade and other payables (*2)		8,804,741	8,804,741	8,602,407	8,602,407
Bank overdraft		68,859	68,859	54,962	54,962

	~~W~~	63,970,393	66,261,128	62,782,791	66,498,346

(*1)	Book values of equity securities held by the Company that were measured at cost as of December 31, 2017 and 2016 are ~~W~~37,926 million and ~~W~~138,557 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2) Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2017 and 2016 are as follows:

Type	2017	2016
Derivatives	0.03% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.08% ~ 4.38%	0.02% ~ 4.38%
Finance lease	9.00% ~ 10.83%	9.00% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2017 and 2016 are as follows:

In millions of won	2017
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	274,453	214,156	173,298	661,907
Derivative assets		—	18,466	14,160	32,626
Financial assets at fair value through profit or loss		—	111,512	—	111,512

	~~W~~	274,453	344,134	187,458	806,045

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	428,059	—	428,059

In millions of won	2016
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	268,171	437,015	269,461	974,647
Derivative assets		—	770,851	10,523	781,374

	~~W~~	268,171	1,207,866	279,984	1,756,021

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	138,686	—	138,686

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2017 and 2016 are as follows:

In millions of won	2017
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets Unlisted securities	~~W~~	269,461	—	(92,128)	(6,201)	—	2,166	173,298

In millions of won	2016
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets Unlisted securities	~~W~~	180,390	—	98,472	(9,401)	—	—	269,461

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

46.	Service Concession Arrangements

(1)	Gas Complex ● Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	111,912
1~ 2 years		111,912
2~ 3 years		111,912
Over 3 years		158,543

	~~W~~	494,279

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2017 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	20,332
1~ 2 years		26,888
2~ 3 years		26,888
Over 3 years		591,687

	~~W~~	665,795

(iv)	Accumulated contract costs and profits related to the Company’s contract in process as of December 31, 2017 were ~~W~~145,613 million and ~~W~~9,163 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2017 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (100 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWP RC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2), Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, Cogentrix Solar Services, LLC, Solar Investments I, LLC, Cogentrix of Alamosa, LLC, KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII

Associates (56 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.), Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd

Joint ventures (45 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Datang Chaoyang Renewable Power Co., Ltd., KODE NOVUS I LLC, KODE NOVUS II LLC, Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited

Others (3 others)	Korea Development Bank, Yeongwol Energy Station Co., Ltd., DS POWER Co., Ltd.

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017 and 2016 are as follows:

<Sales and Others>

In millions of won
Company name	Transaction type	2017		2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	17,041	15,221
Korea Gas Corporation	Electricity sales		88,011	89,030
Daegu Photovoltaic Co., Ltd.	Service		349	—
Jeongam Wind Power Co., Ltd.	Electricity sales		30	6
Korea Power Engineering Service Co., Ltd.	Service		1,317	1,455
KS Solar Co., Ltd.	Electricity sales		5	20
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Service		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		14,044	10,723
Goseong Green Energy Co., Ltd.	Electricity sales		24,069	9,195
Gangneung Eco Power Co., Ltd.	Service		2,391	5,223
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		9,025	3,579
Naepo Green Energy Co., Ltd.	Electricity sales		185	104
Noeul Green Energy Co., Ltd.	Electricity sales		32	177
Samcheok Eco Materials Co., Ltd.	Electricity sales		237	64
YTN Co., Ltd.	Electricity sales		1,987	1,785
Busan Green Energy Co., Ltd.	Service		120	133
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)	Electricity sales		—	6
Korea Electric Vehicle Charging Service	Electricity sales		700	89
Ulleungdo Natural Energy Co., Ltd.	Service		1,013	691
Tamra Offshore Wind Power Co., Ltd.	Service		55	12
Daegu clean Energy Co., Ltd.	Electricity sales		421	—
Cheongna Energy Co., Ltd.	Service		7,980	6,831
Gangwon Wind Power Co., Ltd.	Electricity sales		994	1,273
Hyundai Green Power Co., Ltd.	Design service		14,280	14,835
Korea Power Exchange	Service		8,446	7,141
Hyundai Energy Co., Ltd.	Service		15,627	24,719
Taebaek Wind Power Co., Ltd.	Service		813	796
Pyeongchang Wind Power Co., Ltd.	Design service		1,176	497
Daeryun Power Co., Ltd.	Electricity sales		1,796	1,516
Changjuk Wind Power Co., Ltd.	Electricity sales		788	863
KNH Solar Co., Ltd.	Electricity sales		17	17
S-Power Co., Ltd.	Service		12,852	5,994
Busan Solar Co., Ltd.	Electricity sales		—	8
Green Biomass Co., Ltd.	Electricity sales		—	2
SPC Power Corporation	Dividend income		5,562	8,346
Gemeng International Energy Co., Ltd.	Dividend income		13,365	16,476
PT. Cirebon Electric Power	Dividend income		550	—
Dolphin Property Limited	Dividend income		—	35
PT. Bayan Resources TBK	Service		717	160
Nepal Water & Energy Development Company Private Limited	Service		900	375
Pioneer Gas Power Limited	Service		62	164
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		661	773
PT. Mutiara Jawa	Service		47	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017 and 2016 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2017		2016
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	1,131	768
KEPCO SPC Power Corporation	Service		45,005	10,344
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1
KAPES, Inc.	Commission		1,420	1,176
Dangjin Eco Power Co., Ltd.	Technical fee		670	1,787
Honam Wind Power Co., Ltd.	Electricity sales		552	169
Seokmun Energy Co., Ltd.	Service		1,765	1,627
Incheon New Power Co., Ltd.	Construction revenue		539	524
Chun-cheon Energy Co., Ltd.	Electricity sales		4,855	3,079
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,654	1,591
KW Nuclear Components Co., Ltd.	Service		644	3,327
KEPCO-Uhde Inc.	Service		34	6
GS Donghae Electric Power Co., Ltd.	Electricity sales		11,204	12,994
Busan Shinho Solar Power Co., Ltd.	Electricity sales		87	210
Datang Chifeng Renewable Power Co., Ltd.	Interest income		500	8,216
Rabigh Electricity Company	Dividend income		19,179	699
Rabigh Operation & Maintenance Company Limited	Dividend income		2,784	2,395
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income		839	—
Shuweihat Asia Power Investment B.V.	Dividend income		1,707	2,957
Shuweihat Asia Operation & Maintenance Company	Electricity sales		1,319	1,179
ASM-BG Investicii AD	Service		1,062	322
Jamaica Public Service Company Limited	Service		—	1,905
KV Holdings, Inc.	Dividend income		—	302
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income		—	440
Amman Asia Electric Power Company	Service		14,205	21,915
Kelar S.A	Service		570	1,702
Nghi Son 2 Power Ltd.	Electricity sales		2,693	—
Barakah One Company	Electricity sales		7,059	25,244
Nawah Energy Company	Service		34,421	—

<Others>
Yeongwol Energy Station Co., Ltd.	Service		830	858
DS POWER Co., Ltd.	Service		5,819	35,133
Korea Development Bank	Electricity sales		3,239	3,102
	Interest income		1,685	3,164

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017 and 2016 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2017		2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	813,440	946,463
Korea Gas Corporation	Purchase of power generation fuel		3,245,519	3,633,198
Daegu Photovoltaic Co., Ltd.	REC purchase		3,646	3,243
Korea Power Engineering Service Co., Ltd.	Services		1,292	723
KS Solar Co., Ltd.	REC purchase		900	4,080
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		570	410
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		289,293	250,057
Noeul Green Energy Co., Ltd.	Services		15,862	—
Samcheok Eco Materials Co., Ltd.	Electricity purchase		14	—
YTN Co., Ltd.	Advertisement fee		731	554
Busan Green Energy Co., Ltd.	Services		12,189	—
Korea Electric Vehicle Charging Service	Services		1,093	—
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		119	60
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		2,105	—
Cheongna Energy Co., Ltd.	Services		59	73
Gangwon Wind Power Co., Ltd.	Electricity purchase		25,968	22,780
Hyundai Green Power Co., Ltd.	Electricity purchase		458,378	469,547
Korea Power Exchange	Trading fees		207,855	91,433
Hyundai Energy Co., Ltd.	Electricity purchase		87,607	1,313
Taebaek Wind Power Co., Ltd.	REC purchase		6,534	5,741
Pyeongchang Wind Power Co., Ltd.	Services		4,033	1,594
Daeryun Power Co., Ltd.	Electricity purchase		146,189	244,023
Changjuk Wind Power Co., Ltd.	Electricity purchase		6,981	5,786
KNH Solar Co., Ltd.	Electricity purchase		3,947	4,006
S-Power Co., Ltd.	Electricity purchase		457,329	437,206
Busan Solar Co., Ltd.	Electricity purchase		—	1,079
Green Biomass Co., Ltd.	Woodchip purchase		1,345	2,232
Nepal Water & Energy Development Company Private Limited	Service		72	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		252,024	263,797
KAPES, Inc.	Service		164,165	140,555
Honam Wind Power Co., Ltd.	Electricity purchase		5,962	6,776
Seokmun Energy Co., Ltd.	REC purchase		21,674	-
Chun-cheon Energy Co., Ltd.	REC purchase		194,136	-
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,124	11,208
GS Donghae Electric Power Co., Ltd.	Electricity purchase		351,367	903
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,984	6,770
Global Trade Of Power System Co., Ltd.	Service		414	882
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		2,941	2,942
Jamaica Public Service Company Limited	Service		154	127
Barakah One Company	Service		2,631	—

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		14,256	14,875
Korea Development Bank	Interest expense		4,573	8,231
	Provision of dividends		418,407	654,829

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2017 and 2016 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2017		2016	2017	2016
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	2,230	1,073	—	—
	Non-trade receivables and others		655	—	—	—
	Trade payables		—	—	77,817	93,493
Korea Gas Corporation	Trade receivables		9,833	8,739	—	—
	Non-trade receivables and others		339	78	—	—
	Trade payables		—	—	524,881	399,563
	Non-trade payables and others		—	—	569	9,090
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	71	56
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	4	4
KS Solar Co., Ltd.	Trade receivables		—	2	—	—
	Trade payables		—	—	—	53
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		333	362	—	—
	Non-trade receivables and others		42	47	—	—
	Non-trade payables and others		—	—	18,006	18,628
Goseong Green Energy Co., Ltd.	Non-trade receivables and others		19	—	—	—
	Non-trade payables and others		—	—	7,140	3,900
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4,747	2,137	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		210	215	—	—
	Non-trade payables and others		—	—	52	—
Naepo Green Energy Co., Ltd.	Trade receivables		17	14	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	18	—	—
	Non-trade payables and others		—	—	2,041	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		20	21	—	—
YTN Co., Ltd.	Trade receivables		98	165	—	—
	Non-trade payables and others		—	—	209	132
Busan Green Energy Co., Ltd.	Trade receivables		7	9	—	—
	Non-trade receivables and others		1,691	—	—	—
Korea Electric Vehicle Charging Service	Trade receivables		23	12	—	—
	Trade payables		—	—	45	—
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		—	111	—	—
Cheongna Energy Co., Ltd.	Trade receivables		182	165	—	—
	Non-trade payables and others		—	—	1	82
Gangwon Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Trade payables		—	—	3,033	2,031
Hyundai Green Power Co., Ltd.	Trade receivables		946	569	—	—
	Trade payables		—	—	32,589	31,507
Korea Power Exchange	Trade receivables		463	1,066	—	—
	Non-trade receivables and others		128	53	—	—
	Non-trade payables and others		—	—	1,142	1,235
Hyundai Energy Co., Ltd.	Trade receivables		49	72	—	—
	Non-trade receivables and others		6,598	68,798	—	—
	Trade payables		—	—	223	86
	Non-trade payables and others		—	—	13,796	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2017 and 2016 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2017		2016	2017	2016
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	~~W~~	210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		116	—	—	—
	Non-trade receivables and others		—	112	—	—
	Trade payables		—	—	533	386
	Non-trade payables and others		—	—	121	304
Pyeongchang Wind Power Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade payables and others		—	—	163	255
Daeryun Power Co., Ltd.	Trade receivables		162	140	—	—
	Trade payables		—	—	15,706	21,646
Changjuk Wind Power Co., Ltd.	Trade receivables		101	100	—	—
	Trade payables		—	—	515	358
	Non-trade payables and others		—	—	546	334
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	193	204
S-Power Co., Ltd.	Trade receivables		117	142	—	—
	Non-trade receivables and others		5,183	393	—	—
	Trade payables		—	—	25,061	51,844
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	85	113
SPC Power Corporation	Non-trade receivables and others		76	—	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		227	889	—	—
Pioneer Gas Power Limited	Non-trade receivables and others		—	82	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		53	58	—	—
<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		98	52	—	—
	Non-trade receivables and others		10	1	—	—
	Trade payables		—	—	25,257	27,400
KEPCO SPC Power Corporation	Non-trade receivables and others		—	2,349	—	—
KAPES, Inc.	Non-trade receivables and others		—	235	—	—
	Trade payables		—	—	55	—
	Non-trade payables and others		—	—	—	11,992
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		1,211	833	—	—
	Non-trade payables and others		—	—	41	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	381	424
	Non-trade payables and others		—	—	3,013	3,082
Seokmun Energy Co., Ltd.	Trade receivables		93	114	—	—
	Non-trade receivables and others		276	160	—	—
	Non-trade payables and others		—	—	3,052	—
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		129	—	—	—
	Non-trade receivables and others		252	255	—	—
	Trade payables		—	—	29,676	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2017 and 2016 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	2017	2016	2017	2016
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables	7	6	—	—
	Non-trade receivables and others	144	145	—	—
	Trade payables	—	—	619	761
	Non-trade payables and others	—	—	1,300	1,362
KW Nuclear Components Co., Ltd.	Trade receivables	4	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others	—	—	4	4
GS Donghae Electric Power Co., Ltd.	Trade receivables	450	775	—	—
	Non-trade receivables and others	1,892	1,497	—	—
	Trade payables	—	—	73,570	—
	Non-trade payables and others	—	—	—	993
Busan Shinho Solar Power Co., Ltd.	Trade receivables	2	3	—	—
	Trade payables	—	—	159	129
	Non-trade payables and others	—	—	811	670
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others	82	210	—	—
Rabigh Operation & Maintenance	Trade receivables	—	2,275	—	—
Company Limited	Non-trade receivables and others	869	—	—	—
ASM-BG Investicii AD	Non-trade receivables and others	37	64	—	—
Jamaica Public Service Company Limited	Trade receivables	—	615	—	—
Amman Asia Electric Power Company	Trade receivables	2,675	2,509	—	—
Nawah Energy Company	Trade receivables	10,419	—	—	—
<Others>
Yeongwol Energy Station Co., Ltd.	Trade receivables	7,068	7,064	—	—
	Trade payables	—	—	—	229
DS POWER Co., Ltd.	Trade receivables	340	1,775	—	—
Korea Development Bank	Accrued interest income	204	672	—	—
	Non-trade receivables and others	501,029	217,481	—	—
	Non-trade payables and others	—	—	200	408
	Derivatives	569	25,306	22,398	3,278

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2017 and 2016 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,282	169	—	(3,110)	26,341
	(Allowance for doubtful accounts)		(18,191)	—	—	1,640	(16,551)
Associates	PT. Cirebon Electric Power		26,733	2,199	(7,876)	(5,620)	15,436
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		14,022	905	—	(1,639)	13,288
Associates	Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		—	—	—	(2,465)	(2,465)
Joint ventures	KEPCO SPC Power Corporation		27,795	—	(7,803)	(2,743)	17,249
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		16,344	—	(7,647)	(1,452)	7,245
Joint ventures	Rabigh Electricity Company		2,641	—	(2,496)	(145)	—
Joint ventures	KODE NOVUS II LLC		4,532	—	—	(514)	4,018
	(Allowance for doubtful accounts)		(4,532)	—	—	514	(4,018)
Joint ventures	Kelar S.A		—	54,631	(3,568)	(4,443)	46,620
Joint ventures	Daehan Wind Power PSC		683	640	—	(112)	1,211
Joint ventures	Chester Solar IV SpA		—	4,802	—	(195)	4,607

		~~W~~	112,583	63,346	(29,390)	(20,284)	126,255

(6)	Borrowings arising from related party transactions as of December 31, 2017 and 2016 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	207,993	27,324	(141,434)	—	93,883
Bank	Others		5,663	—	(754)	—	4,909
	Operating funds		37,000	49,000	(25,000)	—	61,000
	Syndicated Loan		6,075	11,855	—	(1,629)	16,301

(7)	Guarantees provided to associates or joint ventures as of December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD	10,000	SMBC Ho Chi Minh

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	62,253	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,230	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	53,233	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD	2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	43,920	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	2,100	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	15,370	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	60,270	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,480	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,000	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,375	KEB Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
EWP Barbados 1 SRL	Jamaica Public Service Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Guarantees for supplemental funding and others (*1, 3)	USD	60,000	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD	63,707	KEB Hana Bank, SMBC, Mizuho Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	DS POWER Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	3,875	Woori Bank and Shinhan Bank
		Performance guarantees and guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others (*1)		—	Shinhan Bank
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd	Collateralized money invested	KRW	5,580	SK Securities Co., Ltd.
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW	29,200	Hana Financial Investment Co., Ltd. and others
		Guarantees for supplemental funding and others (*1)		—
KEPCO Engineering & Construction Company, Inc.	DS POWER Co., Ltd.	Collateralized money invested	KRW	15,000	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	11,550	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	5,068	SMBC
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	IBK and others
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW	210	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding and others (*1)		—
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW	78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Express Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	132,300	Korea Development Bank and others
KOSEP USA, INC.	KODE NOVUS II LLC	Guarantees for supplemental funding and others (*1)		—	Korea Development Bank
KOSEP USA, INC.	KODE NOVUS I LLC	Guarantees for supplemental funding and others (*1)		—	Export-Import Bank of Korea and others
Korea Hydro & Nuclear Power Co., Ltd.	Yeongwol Energy Station Co., Ltd.	Collateralized money invested	KRW	1,400	Meritz Fire & Marine Insurance Co., Ltd.
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.,	Collateralized money invested	KRW	1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	5,243	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	8,160	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)	The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Express Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.
(*3)	This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP (Barbados) 1 SRL’s capital contribution amount is USD 6,400 thousand and the total amount of guarantees is USD 27,000 thousand which consists of USD 12,000 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 15,000 thousand of SJEH’s portion (50%) of contribution obligation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

47.	Related Parties, Continued

(8)	As of December 31, 2017, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2017 are as follows:

(i) Currency Swap

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract Amount				Contract interest rate per annum		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)
Korea Development Bank	2016~2019	~~W~~	105,260	USD	100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts			Contract exchange rate
			Pay	Receive
Korea Development Bank	2017.12.27	2021.07.12	104,849	USD	100,000	1,048.49
	2017.12.14	2018.01.10	11,950	USD	11,000	1,086.35
	2017.12.20	2018.01.16	15,130	USD	14,000	1,080.70
	2017.12.28	2018.01.31	11,782	USD	11,000	1,071.10

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
Type	2017		2016
Salaries	~~W~~	1,271	1,463
Employee benefits		54	33

	~~W~~	1,325	1,496

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2017 and 2016 are as follows:

In millions of won
Transactions	2017		2016
Transfer from construction-in-progress to other assets	~~W~~	13,676,233	19,971,599
Recognition of asset retirement cost and related provision for decommissioning costs		2,494,802	470,941
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		342,861	283,675

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of switch (25.8kV Eco) 11,395	~~W~~	40,226	—	40,226	28,072
Purchase of switch (25.8kV Eco) 12,450		50,526	35,494	—	—
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		50,256	42,857	50,256	50,256
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	29,987	42,500	42,500
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	—	—
Purchase of GIS (362KV 6300A 63KA) 26CB – Shin-gosungS/S		36,950	—	36,950	19,897
Purchase of GIS (362KV 6300A 63KA) 26CB – HwasungS/S		40,000	29,231	—	—
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	18,044	37,476	27,760
Purchase of GIS (362KV 6300A 63KA) and 1 other 18CB – BukbusanS/S		34,000	—	34,000	20,766
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	44,955	63,730	63,730
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	37,500	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,500,000M		71,986	—	71,986	50,593
Purchase of Concrete Poles (10M, 350KGF) 104,755 and 6 others		129,175	—	129,175	105,905
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		78,076	76,762	—	—
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	112,981	—	—
Advanced E-Type low voltage electricity meter 1,600,000 units		65,408	64,592	—	—
Purchase of Ground Switch (44-D-A125, 600AX4) and 1 other 4,016 units		56,482	55,990	—	—
Construction of Shin-Kori units (#1,2)		7,363,514	93,637	6,856,150	—
Construction of Shin-Kori units (#3,4)		8,625,387	6,757,146	8,625,387	7,286,503
Construction of Shin-Hanwool units (#1,2)		7,982,342	1,015,813	7,982,342	1,157,700
Construction of Shin-Hanwool units (#3,4)		8,261,818	8,097,056	8,261,818	8,170,896
Construction of Yeosu thermal power units (#1)		174,291	—	174,291	1,139
Other 32 contracts		262,400	114,041	430,204	222,555
Purchase of main machine for construction of Seoul Combined units (#1,2)		361,203	99,031	360,500	300,663
Construction of Seoul Combined units (#1,2)		227,685	60,568	225,205	129,589
Electricity construction of Shin-Boryeong units (#1,2)		379,115	—	354,740	26,878
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		169,544	36,417	121,093	2,023
Purchase of coal handling machine for construction of Shin-Boryeong units (#1,2)		146,353	—	146,353	3,543
Service of designing Shin-Boryeong units (#1,2)		127,810	16,371	126,038	24,333
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	851,132	10,746
Construction of Shin-Boryeong units (#1,2)		316,190	23,100	288,438	17,828
Purchase of furnace for construction of Shin-Seocheon thermal power plant		302,030	222,555	—	—
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	83,522	—	—
Electricity construction of Shin-Seocheon thermal power plant		200,453	196,993	—	—
Purchase of main machine for Jeju LNG combined		166,287	15,409	—	—
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		193,375	5,129	192,945	38,218

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2017 and 2016 are as follows, continued

In millions of won	2017			2016
Contracts	Amounts		Balance	Amounts	Balance
Purchase of furnace for construction of Taean units (#9,10)	~~W~~	566,945	33,817	584,148	46,059
Service of designing Taean units (#9,10)		111,322	13,671	109,700	18,981
Purchase of desulfurization machine for construction of Taean units (#9,10)		—	—	92,086	1,017
Purchase of turbine generator for construction of Taean units (#9,10)		205,267	550	228,794	6,788
Purchase of combined generating machine for construction of Taean IGCC units		190,923	—	208,972	2,102
Purchase of oxygen plant for construction of Taean IGCC units		94,564	199	98,979	221
Service of designing Taean IGCC plant units		44,802	2,669	44,802	3,342
Purchase of gasification plant for construction of Taean IGCC units		456,037	—	457,991	—
Construction of Samcheok units (#1,2)		488,347	—	457,943	15,851
Purchase of furnace for construction of Samcheok units (#1,2)		1,082,641	5,963	1,091,303	51,594
Purchase of coal handling machine for construction of Samcheok units (#1,2)		304,924	52,362	303,273	155
Service of designing Samcheok units (#1,2)		114,047	4,745	114,047	36,510
Purchase of main equipments		168,076	—	152,286	39,248
Lanscaping construction and other		63,110	—	—	—
Construction of yard for Andong natural gas power plant		41,961	—	41,961	2,600
Purchase of turbine main equipment for Samcheok units (#1,2)		215,333	874	—	—
Service of designing Dangjin units (#9,10)		122,426	—	122,426	6,125

(2)	As of December 31, 2017, details of contracts for inventory purchase commitment are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2017 ~ 2030	39,662 Ton U3O8
Transformed	2017 ~ 2030	22,934 Ton U
Enrichment	2017 ~ 2029	25,530 Ton SWU
Molded	2017 ~ 2022	2,004 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

50.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and contingent assets as of December 31, 2017 and 2016 are as follows:

In millions of won	2017			2016
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	565	~~W~~	477,719	675	~~W~~	636,433
As the plaintiff	185		690,934	193		489,605

As of December 31, 2017, among the litigations mentioned above, there are ongoing litigations of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong Unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2017. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori Unit 5 and 6 it was ongoing as of December 31, 2017. The Company joined these litigations as a stakeholder with the permission of the Court.

The book value of property, plant and equipment and provision for decommissioning costs of Wolsong Unit 1 nuclear power plant is ~~W~~607,967 million and ~~W~~642,015 million, respectively, as of December 31, 2017. If the continuance of operation of Wolsong Unit 1 nuclear power plant is annulled, significant losses may be incurred in connection with the property, plant and equipment of Wolsong Unit 1. In addition, the amount of provision may increase significantly, and the timing of actual cash outflows may be accelerated.

The Company suspended the construction of Shin-Kori Unit 5 and 6 starting from July 24, 2017 to October 24, 2017, which is the public debate period regarding whether to continue the construction for Shin-Kori Unit 5 and 6, and is in the process of reviewing the appropriateness of the additional costs requested by the suppliers that occurred during that period. The Company believes that the possibility of economic outflow is probable and recognized ~~W~~77,261 million of provision as described in note 26.(2).

As of December 31, 2017, the Company has suspended the construction design of Shin-Hanwool Unit 3 and 4. The construction contract amount and the outstanding balance are described in note 49. (1), and the carrying amount of Shin-Hanwool Unit 3 and 4 is ~~W~~159,008 million as of December 31, 2017.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014, ~~W~~204,040 million in November 2015, and ~~W~~204,564 million in January 2017, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ~~W~~217,724 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly.

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~56,052 million of other provision in relation to the lawsuit as of December 31, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and assets as of December 31, 2017 and 2016 are as follows, continued:

Except these significant ongoing claims, there are 10 arbitration cases pertaining to the Company as of December 31, 2017 and the significant arbitration cases are as follows:

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

In prior years, Hyundai E&C, GS Engineering & Construction Corp., and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

In prior years, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ~~W~~4,916 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2017.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2017 and 2016 are as follows:

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia.

The Company has provided the Bank of Tokyo Mitsubishi UFJ (BTMU) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electirc power generation business in Cirebon, Indonesia.

The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,440 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

The Company has provided Samsung C&T Corporation bidding guarantee up to USD 793 thousand to participate in the bidding of the Sri Lanka combined cycle project.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount	Exercised amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,555,000	68,859
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Shinhan Bank and others	KRW	1,100,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	46,733	2,775
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	895,500	425,411
	BNP Paribas and others	USD	1,910,700	20,000
Certification of payment on L/C	Woori Bank and others	USD	1,029,604	233,166
Certification of performance guarantee on contract	KEB Hana Bank	EUR	1,958	1,958
	KEB Hana Bank and others	INR	230,515	230,515
	Korea Development Bank and others	JPY	620,000	620,000
	Seoul Guarantee Insurance and others	KRW	104,248	104,248
	Bank of Kathmandu	NPR	32,633	32,633
	KEB Hana Bank	SAR	102,186	87,991
	Standard Chartered and others	USD	753,652	696,806
	KEB Hana Bank	CAD	168	168
Certification of bidding	SMBC and others	USD	60,000	10,230
	ABSA and others	ZAR	55,730	55,730
Advance payment bond, Warranty bond, Retention bond and others	KEB Hana Bank	INR	157,830	157,830
	Export-Import Bank of Korea and others	USD	3,850,534	753,025
Others	Nonghyup Bank and others	KRW	451,521	15,037
	KEB Hana Bank and others	USD	1,063,670	758,536
Inclusive credit	Shinhan Bank	INR	47,489	47,489
	KEB Hana Bank	KRW	258,000	117,398
	Shinhan Bank and others	USD	32,125	16,155
Trade finance	BNP Paribas and others	USD	800,000	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2017, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Korea East-West Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings

Korea Midland Power Co.,Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings

Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings

Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	44,192	Collateral for borrowings

Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)

Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings

		Cash and cash equivalents	KRW	11,642

Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	97,980	Collateral for borrowings

		Existing or expected trade receivables	KRW	4,800

		Cash and cash equivalents	KRW	8,769

KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	188,580	Collateral for borrowings

KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	289,026	Collateral for borrowings

(*)	The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,197 million of project loans from Korea Energy Agency as December 31, 2017. The Company has provided a blank check as repayment guarantee.

(5)	The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~88,447 million as of December 31, 2017, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~137 million and depreciation on the utility plant of ~~W~~6,644 million are recorded in other expenses for the year ended December 31, 2017.
(6)	Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2017. The book value of facility is ~~W~~18,724 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The Company has entered into an insurance agreement covering up to ~~W~~7,000 million with the Export-Import Bank of Korea related to Gaeseong industrial complex. The ultimate outcome of this event cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

51.	Subsequent Events

(1)	Subsequent to December 31, 2017, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Southern Power Co., Ltd. issued additional corporate bond, asset backed short-term bond, non-guaranteed bonds and foreign currency borrowings for funding facilities and operations as follows:

In millions of won and thousands of foreign currencies
Company Name	Type	Issued date	Maturity	Interest rate (%)	Amounts
Korea Hydro & Nuclear	#48-1 corporate bond	2018.03.13	2021.03.13	2.40	~~W~~160,000
Power Co., Ltd.	#48-2 corporate bond	2018.03.13	2023.03.13	2.70	20,000
	#48-3 corporate bond	2018.03.13	2028.03.13	2.86	30,000
	#48-4 corporate bond	2018.03.13	2048.03.13	2.94	90,000
	Global bond 9	2018.03.13	2028.03.13	3.35	HKD 1,650,000
Korea South-East Power Co., Ltd	Asset backed short-term bond	2018.04.10	2018.04.10	1.79	190,000
Korea Midland Power Co., Ltd	#41-1 non-guaranteed corporate bond	2018.02.20	2023.02.20	2.72	60,000
	#41-2 non-guaranteed corporate bond	2018.02.20	2028.02.20	2.92	130,000
Korea Southern Power Co., Ltd	#43-1 non-guaranteed bond	2018.01.11	2021.01.11	2.32	120,000
	#43-2 non-guaranteed bond	2018.01.11	2023.01.11	2.57	20,000
	#43-3 non-guaranteed bond	2018.01.11	2028.01.11	2.76	60,000
	Non-guaranteed foreign currency bond (Global bond 18)	2018.01.29	2021.01.29	3.00	USD 400,000

(2)	In January 2018, the Company sold all of its shares in KODE NOVUS II LLC and other investors in the joint venture sold all of their shares in KODE NOVUS I LLC and KODE NOVUS II LLC. In accordance with the agreement between the shareholders and the creditors of KODE NOVUS I LLC and KODE NOVUS II LLC, the Company’s right to indemnity and supplemental funding obligations to the investors and creditors have been eliminated. Accordingly, the Company reversed the entire amount of the provisions for the right to indemnity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2017

52.	Adjusted Operating Profit

The operating profit in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with K-IFRS for each of the years ended December 31, 2017 and 2016 to the operating profit or loss as presented in the Company’s consolidated statements of comprehensive income prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2017		2016
Operating profit on the consolidated statements of comprehensive income	~~W~~	4,953,152	12,001,599
Add
Other income
Reversal of other provisions		35,265	22,034
Reversal of other allowance for bad debt		2,166	5,489
Gains on government grants		430	111
Gains on assets contributed		4,218	12,254
Gains on liabilities exempted		3,166	1,959
Compensation and reparations revenue		89,196	114,530
Revenue from research contracts		12,580	13,143
Rental income		192,136	211,580
Others		50,988	31,787
Other gains
Gains on disposal of property, plant and equipment		48,316	74,035
Gains on disposal of intangible assets		564	—
Reversal of impairment loss on intangible assets		54	3
Gains on foreign currency translation		20,485	15,311
Gains on foreign currency transaction		93,151	55,377
Gains on insurance proceeds		400	—
Others		269,562	187,792
Deduct
Other expense
Compensation and indemnification expense		(37)	—
Accretion expenses of other provisions		(7,535)	(4,556)
Depreciation expenses on investment properties		(1,176)	(678)
Depreciation expenses on idle assets		(6,644)	(6,639)
Other bad debt expense		(1,778)	(4,585)
Donations		(119,421)	(114,094)
Others		(43,464)	(58,072)
Other loss
Losses on disposal of property, plant and equipment		(70,514)	(42,715)
Losses on disposal of intangible assets		(183)	(158)
Impairment loss on property, plant and equipment		(51,067)	—
Impairment loss on intangible assets		(20)	(3,945)
Losses on foreign currency translation		(25,495)	(23,835)
Losses on foreign currency transaction		(36,241)	(72,058)
Others		(92,385)	(119,309)

Adjusted operating profit	~~W~~	5,319,869	12,296,360

Agenda 2. Approval of the ceiling amount of remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	2,120,796 thousand won in fiscal year 2018 (total number of directors: 15; number of non-standing directors: 8)

•	2,108,298 thousand won in fiscal year 2017 (total number of directors: 15; number of non-standing directors: 8)

•	We proposed to increase the maximum aggregate amount of remuneration for directors in 2018 by 0.6% compared to 2017 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.6% and (ii) the decreased severance payments due to the decrease in the average incumbency of our directors from 26 months to 19 months.